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RECEIVED
2008 APR -2 A 7:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual Results 2007

General Content

PSA Peugeot Citroën Group

Management's discussion and analysis

SEC
Mail Processing
Section

MAR 2 4 2008

Washington, DC
100

Consolidated Financial Statements

Activity

1. Automobile Division

In 2007, the **global automobile market** expanded by 4.9% to 68.4 million passenger cars and light commercial vehicles.

Worldwide, PSA Peugeot Citroën sold 3,428,400 vehicles and CKD units during the year, up 1.9% from the 3,365,900 units sold in 2006. Excluding CKD units, vehicle sales rose 3.8%, to 3,233,400 units, led by a firm performance both in Western Europe, where sales increased 1.2%, and especially outside Western Europe, with a 10.9% gain.

As a result, PSA Peugeot Citroën ended the year with a 5.0% share of the world automobile market.

The market in **Western Europe** grew 0.8% over the year to 16,865,400 cars and light commercial vehicles, with persistently aggressive competition in every national market. Demand contracted 1.0% in Spain and fell a sharper 8.0% in Germany due to the late 2006 surge in car buying ahead of the January 1, 2007 increase in the VAT rate.

Demand rose by 3.5% in France and by 2.7% in the United Kingdom, while the Italian market climbed 6.7% on the back of tax incentives designed to take older cars off the road.

In this slow growing Western European car and light commercial vehicle market, PSA Peugeot Citroën registrations were up by 0.8% to 2,330,200 units for the year, of which 1,225,800 Peugeots and 1,104,400 Citroëns. The Group's market share stood at 13.8% in a challenging sales environment, unchanged from 2006, with Peugeot holding 7.3% and Citroën 6.6%. PSA Peugeot Citroën was market leader in France, Belgium and Portugal and ranked second in Spain, Switzerland and Denmark.

In light commercial vehicles, the Group maintained its market leadership in Western Europe with 387,400 registrations and a market share of 18.7%.

In France, Peugeot and Citroën car and light commercial vehicle registrations increased by 1.9% to 780,000, making the Group the market leader with a 30.9% share. PSA Peugeot Citroën also confirmed its position as Spain's leading car and light commercial vehicle manufacturer, with 19.2% of the market. Citroën remained the country's best selling marque, with 201,900 registrations and a 10.7% market share. In the United Kingdom, the Group's car and light commercial vehicle registrations rose by 1.8% to 286,000, while in Italy, registrations increased 10.9% to 268,900 units, lifting market share to 9.9%. In Germany, market share eased back 0.2 point to 5.5%, based on 185,600 registrations.

Outside Western Europe, the Group sold more than 1,100,000 vehicles and CKD units, including 743,300 Peugeots and 361,400 Citroëns. These markets represented 32.2% of worldwide sales for the year, versus 31.8% in 2006 and 30.4% in 2005.

Excluding CKD units, vehicle sales outside Western Europe rose by a strong 10.9%, led by faster expansion in the Group's priority growth regions.

Markets in **Eastern Europe** increased by an aggregate 12.3% to 1,122,000 vehicles overall, while Group sales rose 15.6% to 132,500 units. In the six main Central European countries (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia), where demand was up 10.8% for the year, Group registrations rose 13.8% to 114,900 units, for a market share of 11.6%.

In **Russia,** the market expanded by 37.1%, reflecting a 61.9% increase in sales by foreign carmakers and a 7.3% rise for local carmakers. Group sales ended the year at 37,200 units, up 26.3%.

Buoyed by the sustained recovery in demand, automobile markets in the **Mercosur** region surged 27.6% to 2,873,900 units, with gains of 27.6% in Brazil and 27.9% in Argentina.

In these fast growing markets, sales of PSA Peugeot Citroën vehicles climbed 29.8% to 216,000 units. Sales rose 30.3% in Brazil, to 132,300 units, giving the Group 5.5% of the market, and 28.9% in Argentina, to 83,700 units, improving market share by 0.5 point to 14.9%.

The **market in China** continued to experience very strong growth, rising 24.4% with more than 5,274,000 passenger cars manufactured locally during the year.

After surging 43.7% in 2006, Dong Feng Peugeot Citroën Automobile (DPCA) sales rose 3.1% to 208,900 units in 2007, for a market share of 3.9%. Peugeot is continuing to ramp-up local operations. A full model pipeline, restructuring of the Citroën network and development of the Peugeot network will all help to support sales in 2008.

Sales of the **Peugeot 207,** which was introduced in France in April 2006, totalled 520,200 units, thereby exceeding the target of 500,000 units for the model's first full year on the market.

Combined worldwide sales of the **206 and 207** increased by 6.8% to 828,300 units, and the two models together represented Western Europe's best selling compact car, with sales rising 18.1% to 536,100 units in the region.

The **Peugeot 107** sold 104,346 units during the year, up 5.9%, while sales of the **Peugeot 1007** fell sharply to 18,600 units.

In all, unit sales of Peugeot compacts (the 107, 206, 207 and 1007) rose by nearly 4.7% in 2007.

In the lower mid-range segment, the **Peugeot 307** sold 369,100 units, while its successor, the **Peugeot 308,** was launched in September and sold 82,500 units by year-end.

The transition between the two models was seamless, with aggregate sales of the **307** and **308** rising 1.0% to 451,600 units for the year. Demand was especially strong for the 3 and 5-door sedan versions, with a 21.1% increase in sales to 341,000 units from 281,000 in 2006.

The Peugeot line-up also includes four other models, the **407, 607, 807** and **4007,** which together sold 170,900 units in 2007. Sales of the **Peugeot 407** declined to 136,000 units, while sales of the **Peugeot 4007,** introduced in July, ended the year on target, at 6,300 units.

Sales of the **Citroën** compact line **(C1, C2 and C3)** contracted slightly to 471,100 units for the year, with the **Citroën C1** enjoying a 10.1% increase to 99,500 units and the **Citroën C3** demonstrating firm resistance in its sixth year on the market, with 276,800 units sold.

For Citroën, the highlight of 2007 was the successful February launch of the **C4 Picasso,** which built on the October 2006 introduction of the **Grand C4 Picasso** to drive a total of 202,600 units sold for the year. Rolled out in 2000, the **Citroën Xsara Picasso** demonstrated sustained resistance by selling 119,000 units, down 35%. In all, unit sales of Citroën mid-range MPVs rose by 55.4% in 2007, making the marque the European leader in this segment.

Excluding the Picasso models, worldwide sales of the **Citroën C4** remained virtually unchanged in 2007, at 236,900 units versus 238,400 the year before. The range was enhanced by the C4 notchbacks introduced in the Mercosur region in mid-year, with the C4 Pallas in Brazil and the C4 Sedan in Argentina.

The Citroën line-up also includes four other models, the **C5, C6, C8** and **C-Crosser,** which together sold 77,800 units in 2007. The **Citroën C5** sold 50,900 units, the C6 increased sales by 8.1% and the **C-Crosser,** launched in July, ended the year on target, with 6,600 units sold.

With combined sales of 348,400 units, up 1.6%, the **Citroën Berlingo** and **Peugeot Partner** continued to expand, delivering their best performance since they were launched in 1996.

In all, light commercial vehicle sales increased by 9.5% to 435,200 units, including 219,100 Peugeots (up 8.3%) and 216,100 Citroëns (up 10.7%). 2007 was the first full year of sales for the new Jumper and Boxer, introduced in June 2006, and saw the launch of the new Jumpy and Expert in January.

The Group's worldwide sales were stable in the first half, with a 0.5% uptick to 826,100 units in the first three months and a 0.5% downtick in the second to 938,000. The third quarter saw a sharp 11.9% increase to 783,600 units, partially due to the low basis of comparison in the same period of 2006, while fourth quarter sales eased back 2.3% to 880,700 units.

Excluding CKD sales—corresponding mainly to sales to the Group's industrial partners in Iran, which contracted 22.5% during the year—vehicle sales stood at 792,100 units in the first quarter (up 2.8%), 879,000 in the second (up 0.8%), 734,600 in the third (up 11.8%) and 827,700 in the fourth (up 1.4%).

Vehicle sales in Western Europe increased in the second half. After rising 1.6% in the first quarter and declining 1.6% in the second, they climbed 9.2% in the third before contracting again by 2.4% in the fourth.

In the rest of the world, vehicle sales enjoyed steady growth throughout the year, gaining 6.4% in the first quarter, 7.6% in the second, 18.1% in the third and 12.0% in the fourth.

(in units)	First quarter		Second quarter		Third quarter		Fourth quarter	
Consolidated worldwide sales	**826,100**	**0.5%**	**938,000**	**-0.5%**	**783,600**	**11.9%**	**880,700**	**-2.3%**
Of which CKD units	34,000	-33.33%	59,000	-16.9%	49,000	14.0%	53,000	-38.4%
Of which vehicles	792,100	2.7%	879,000	0.8%	734,600	11.9%	827,700	1.5%
Of which Western Europe	596,000	1.5%	638,000	-1.5%	506,000	9.1%	583,000	-2.3%
Of which Eastern Europe	31,000	17.6%	37,000	15.2%	30,000	18.5%	34,000	13.3%
Of which Russia	8,000	42.5%	9,000	16.1%	11,000	40.8%	9,000	12.5%
Of which Mercosur	43,000	3.4%	51,000	25.8%	57,000	46.2%	65,000	44.4%
Of which China	53,000	20.5%	50,000	-10.7%	49,000	6.5%	57,000	0.0%
Of which rest of world	61,000	-8.2%	94,000	7.4%	82,000	10.7%	80,000	1.3%

2. Net sales and revenue

Consolidated net sales and revenue break down as follows:

(in millions of euros)	2007	2006	2005
Automobile Division	47,456	44,566	45,071
Banque PSA Finance	1,999	1,761	1,656
Gefco	3,554	3,245	3,000
Faurecia	12,661	11,649	10,978
Other businesses	496	653	709
Eliminations	(5,553)	(5,280)	(5,147)
Total	**60,613**	**56,594**	**56,267**

Net sales and revenue rose 7.1% compared with 2006. Each quarter showed a significant gain over the prior-year period, with a major impact from a low basis of comparison in the third quarter. After rising 6.5% in the first three months, net sales and revenue increased 5.4% in the second quarter and 11.9% in the third, before easing back to second quarter levels (5.4%) in the fourth.

2.1. Automobile Division

Automobile Division sales ended the year up 6.5%, at €47,456 million. New vehicle sales rose 6.1%, to €35,003 million from €32,978 million in 2006, reflecting (i) the 3.8% increase in unit vehicle sales, excluding China (where operations are accounted for by the equity method), (ii) the 1.2% positive price effect, (iii) the 2.9% positive impact of changes in the product mix led by higher sales of the C4 Picasso, the launch of the Peugeot 308 and the renewal of the commercial vehicle line-up, and (iv) the 0.8% negative impact of a shift in the geographic mix towards markets outside Western Europe, particularly in the Mercosur region.

2.2. Banque PSA Finance

In 2007, Banque PSA Finance's business environment was shaped by increasingly rampant competition in the first half, as certain euro zone lenders chose not to pass on to customers the full impact of rising interest rates. Beginning in the summer, the US subprime crisis caused considerable turmoil in world financial markets.

New retail financing was provided for 851,000 new and used vehicles during the year, up 3.9% over 2006.

With volumes up 4.3% to 660,398 units, the Bank's penetration rate among buyers of new Peugeots and Citroëns held firm compared with 2006 at 26.1%. In France, the penetration rate was maintained at nearly 30%.

The biggest gains in Europe were achieved in Germany, where the local branch raised its penetration rate to 41.7% from 33% in 2006. The UK branch consolidated its positions, lifting its penetration rate to 26.5% from 26.1% the year before. The finance companies in Spain, Belgium and the Netherlands succeeded in matching their 2006 performances in increasingly competitive markets. However, the Bank's positions eroded in Italy and Austria and, to a lesser extent, in Portugal and Switzerland.

In Argentina and Brazil, new vehicle financing volumes rose 44.3%, lifted by growth of nearly 30% in PSA Peugeot Citroën's new vehicle sales and by the Bank's improved penetration rates among the two marques' customers.

In all, €9,253 million worth of retail financing was extended during the year, versus €8,771 million in 2006.

As of December 31, 2007, outstanding retail loans stood at €17,850 million, an increase of 3.5% over the year-earlier figure of €17,249 million. Outside Western Europe, the loan book rose 58.2% to €892 million. Outstanding wholesale loans at end-2007 came to €5,606 million versus €5,650 million a year earlier. In all, the total Banque PSA Finance loan book rose 2.4% over the year, to €23,456 million from €22,899 million as of December 31, 2006.

Customer services, one of the Bank's major growth drivers, continued to expand in 2007, with a 3.5% increase in the number of contracts sold to 1,212,103.

(in millions of euros)	31 December, 2007	31 December, 2006	31 December, 2005
Outstanding loans, including securitized loans			
- Retail and lease financing	17,850	17,249	16,853
- Wholesale financing	5,606	5,650	5,505
Total Banque PSA Finance	**23,456**	**22,899**	**22,358**
Outstanding loans, including securitized loans			
- Western Europe	22,150	21,998	21,694
- Outside Western Europe	1,306	901	664
Total Banque PSA Finance	**23,456**	**22,899**	**22,358**

Banque PSA Finance reported revenue of €1,999 million in 2007, an increase of 13.5% over 2006. The total comprises both interest on loans and the interest income earned on the liquidity reserve carried in the balance sheet as part of the Bank's financing strategy.

Net banking revenue rose 2.0% during the year, to €981 million from €962 million in 2006.

2.3. Gefco

Gefco's revenue totalled €3,554 million, up 9.5% over 2006.

Revenue from services performed for other Group companies rose by 9.0% to €2 151 million, while revenue from services sold to external customers stood at €1,403 million, up 10.3% as reported or 15% excluding the shutdown of the German groupage and part-load business.

Gefco continued to expand in the global marketplace during the year, increasing international revenue by 16%.

2.4. Faurecia

Faurecia reported sales growth in all of its businesses and operating regions in 2007, making the year a milestone in the Group's recovery. In all, sales ended the year up 8.7%, at €12,661 million.

Excluding monoliths, sales amounted to €11,075 million and were up 7.4% at constant exchange rates and scope of consolidation. The currency effect was a negative 1.2%, while changes in the scope of consolidation added 1.7% to growth. The latter include the consolidation of operations acquired from Cadence Innovation France in the Front-End business and, in the Interior Modules business, of Euro Plastic Systems (Euro APS), a Romanian company that supplies the Dacia plant in Pitesti.

Sales to other Group companies rose 7.5% to €2,633 million, while external sales were up 9.0% at €10,028 million.

Diversification of the customer portfolio continued apace with the launch of new programs that significantly increased business with BMW, Hyundai and Chrysler.

Growth was especially strong in North America and Asia, where Faurecia consolidated and developed its positions. Sales also returned to growth in Western Europe, in line with the increase in automobile production during the year. The turnaround was led by the second-half launch of new cars with high Faurecia content (such as the Audi A4, Peugeot 308 and Renault Laguna) and by the impact of cars introduced in 2006 (such as the Citroën Grand C4 Picasso, Peugeot 207 and Ford Galaxy).

The year also saw the successful start-up of 85 new programs on 35 new models.

Car seat sales totalled €5,175 million, up 7.5% on a reported basis and 8.2% at constant exchange rates. Growth was particularly strong in North America (up 56.1% at constant exchange rates) and in Asia (up 26.4%).

Sales of other Interior Modules came to €3,546 million, up 2.5% on a reported basis and 1.6% at constant exchange rates, again led by growth in North America and Asia.

Exhaust System sales continued to expand, reaching €2,994 million. This represented a 16.3% increase at constant exchange rates. The currency effect was a negative 3.7%. Excluding monoliths, sales amounted to €1,409.0 million, an increase of 14.0% at constant exchange rates. The currency effect was a negative 3.8%. Sales excluding monoliths rose in Europe, North America and Asia. Monolith sales were up 18.5% for the year at constant exchange rates.

Lifted by the first-time consolidation of operations acquired from Cadence Innovation France, Front-End sales rose a sharp 31.5% to €945 million. Like-for-like growth was 18.9%, reflecting the start-up of operations in North America and a 12.2% increase in Europe (on a constant scope of consolidation basis).

3. Recurring operating income

After a further increase in raw materials prices in the early part of the year, recurring operating income for the first half of 2007 came to €842 million or 2.7% of consolidated sales and revenue. Based on this figure, the Group announced in July that the second-half figure should exceed 2.0% of consolidated sales and revenue. In fact, recurring operating income for the second half of the year amounted to €910 million, representing a 3.1% margin.

This lifted recurring operating income for the year to €1,752 million compared with €1,119 million in 2006, representing 2.9% of sales and revenue versus 2.0%.

Recurring operating income

(In millions of euros – as a % of sales and revenue)


3.4%
2.9%
1,940
2.0%
1,752
1,119
2005
2006
2007

The improvement in recurring operating margin in 2007 reflected gains in both the first and second halves of the year.



4.4%
1,289
2.4%
2.4%
651
691
1.6%
428
2.7%
842
3.1%
910
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007
H2 2007

3.1. Automobile Division

Automobile Division recurring operating income stood at €858 million, or 1.8% of sales, compared with €267 million and 0.6% in 2006. The Division accounted for €591 million or 93% of the €633 million improvement in consolidated recurring operating income.

Automobile Division recurring operating income
(in millions of euros – as a % of sales)



2.0%
916
0.6%
267
1.8%
858
2005
2006
2007

Announced in September 2007, the CAP 2010 plan is deploying a number of programs designed to spur growth in operating margin. Their impact on 2007 results may be analyzed as follows:

- The CAP 2010 "Development" programs accounted for €355 million to the total of the improvement in the recurring operating income.
  The first positive impact came from the increased unit sales in Europe and global markets, which added €197 million. The product mix was also favorable, thanks to higher sales of the Peugeot 206/207 family, the Citroën C4 Picasso and the commercial vehicles, but the geographic mix was unfavorable in Western Europe. Lastly, sales price increases had a positive impact, reflecting renewal of the model line-up and more disciplined allocation of marketing resources.
  The decline in sales of CKD units to the Group's industrial partners, mainly in Iran, had only a limited impact on recurring operating income.
  The business units contributed €158 million to the improvement in recurring operating income. These self-managing units, which are accountable for their financial results, were set up as part of the new organization created by the CAP 2010 strategic plan.

- The CAP 2010 "Cost Reduction" programs accounted for €932 million in the improvement in recurring operating income.
  Productivity gains in purchasing and manufacturing accounted for €657 million of the decline in costs.
  Warranty costs fell 19% with an initial impact on income for the year.
  Overheads benefited from a reduction in general and administrative expenses and in the workforce. The voluntary separation plan implemented during the year led 6,217 Automobile Division employees in France to decide to leave the Group. A total of 4,292 employees left in 2007 and the remaining 1,925 will leave in 2008. Two-thirds of them were white collars.

- Cost inflation and research and development spending reduced recurring operating income by €696 million.
  The primary cause was the increase in prices of raw materials (mainly steel), which trimmed recurring operating income by €285 million.
  Wages and salaries increased by €250 million, a figure more in line with levels prior to 2006, a year when pay rises were severely limited and senior executives were not paid any bonus.
  Changes in exchange rates, in particular for the US dollar, reduced recurring operating income by €72 million.
  Higher research and development spending had a €93 million negative impact on recurring operating income. The amount of these outlays was reduced by productivity gains and tighter control over expenditure commitments, but increased by the faster deployment of the product plan.

3.2. Banque PSA Finance

Banque PSA Finance's recurring operating income edged up slightly to €608 million from €604 million in 2006, and represented 2.6% of average net loans outstanding, versus 2.7% the year before.

Banque PSA Finance recurring operating income

(in millions of euros – as a % of sales)


2.9%
2.7%
2.6%
607
604
608
2005
2006
2007

The main changes in 2007 were as follows:

- The 2.4% increase in average net loans (to €23,456 million) had a €31.9 million positive impact.
- Margins on average loans outstanding were slightly eroded by the impact of higher market interest rates on the Bank's refinancing costs. Existing loans were not affected, thanks to the Bank's standard policy of using financing techniques and derivative instruments to fix margins as soon as the loans are set up. However, for new retail loans granted during the year, only part of the higher interest costs could be passed on to borrowers due to increasingly aggressive competition in the auto finance market. The impact on margins was nevertheless limited by the exercise of swaptions that capped refinancing costs on new lending.
  When all these factors are taken into account, as well as the impact of the country and business mix, the erosion of lending margins trimmed just €1.9 million from the Bank's recurring operating income.

- Growth in general operating expenses was limited to €5.7 million or 1.8%. This was less than the 3.8% increase in average net loans outstanding, the 5.5% rise in the amount of new lending and the 2.0% growth in net banking revenue.
- Charges to allowances for credit losses amounted to €51.3 million, or 0.22% of average net loans outstanding. This was higher than in 2006, when an exceptional €26 million reversal reduced net charges for the year to €41.0 million. The 2007 net charge on retail loans reflects the use of impairment rates that are better aligned with actual risks, based on the statistical analyses performed as part of the Basel II process. The adjustment reduced charges to allowances for credit losses by the equivalent of 0.11% of average net loans outstanding. This low rate attests to the high quality of the Bank's loan book and the effectiveness of its credit risk management processes.

3.3. Gefco

Gefco's recurring operating income rose 2.6% to €155.3 million in 2007, representing 4.4% of revenue, versus €151.3 million and 4.7% in 2006.

In recent months, transportation companies have had to deal with the serious cost impact of the spike in the price of both oil, which has approached a record $100 a barrel, and diesel fuel, which now exceeds €1 a liter in France. Passing on part of these increases to customers and implementing cost reduction plans enabled Gefco to limit the negative impact on earnings.

While revenue remained firm during the year, the sharp increase in fuel prices and the disruption in German operations following deployment of restructuring measures weighed on margins.

3.4. Faurecia

Faurecia's recurring operating income stood at €121.1 million, or 1.0% of sales, representing an improvement of €51.9 million and 0.4 point over the €69 million and 0.6% reported a year earlier. Second-half recurring operating income amounted to €58.3 million, compared with a €15.9 million loss in second-half 2006.

The rebound, which gathered momentum in the latter part of the year, was led by the following main factors:

- In Europe, industrial productivity gains, the initial benefits of restructuring measures and more disciplined management of development costs helped to more effectively offset the impact of pricing pressure and higher raw materials costs.
- In North America, the recurring operating income improve sharply, reducing the loss to €11.7 million for the second-half 2007, from €54.8 million in second-half 2006.

3.5. Research and Development

Total research and development spend for 2007 came to €2,074 million, down 5.5% from the €2,195 million committed in 2006. During the year, €754 million worth of development costs were capitalized, compared with €882 million in 2006, representing 36.4% of the total spend, versus 40.2%. Amortization of capitalized development costs came to €752 million, versus €704 million in 2006.

In all, R&D costs recognized in the income statement totalled €2,072 million in 2007, compared with €2,017 million the year before.

Automobile Division research and development spend came to €1,800 million, compared with €1,854 million in 2006. Development costs of €595 million were capitalized, compared with €674 million in 2006, representing 33.1% of total research and development outlays versus 36.4%, while amortization of development costs amounted to €593 million versus €525 million.

Total R&D costs recognized in the income statement amounted to €1,798 million in 2007, compared with €1,705 million the year before.

In all, the Division committed the equivalent of 3.8% of sales to R&D versus 4.2% in 2006.

Faurecia's gross R&D spend amounted to €613 million, or 4.8% of sales, compared with €631 million and 5.4% of sales in 2006. After deducting expenditure billed on to customers (€345 million), development costs capitalized during the year (€159 million) and amortization (€159 million), the net spend came to €269 million, representing 2.1% of sales, compared with €305 million and 2.6% the year before.

3.6. Personnel costs

Group personnel costs came to €8,999 million in 2007, versus €8,884 million in 2006. The breakdown by division was as follows:

(in millions of euros)	2007	2006	2005
Automobile Division	6,225	6,147	6,162
Banque PSA Finance	126	123	120
Gefco	413	390	368
Faurecia	2,104	2,104	2,002
Other businesses	131	120	140
Total PSA Peugeot Citroën	**8,999**	**8,884**	**8,792**

The net increase reflects changes in employee numbers, in merit-based pay rises and in the geographic breakdown of the workforce.

Changes in the number of employees were as follows:

(Number of employees as of December 31)	2007	2006	2005
Automobile Division	134,100	139,600	139,500
Banque PSA Finance	2,300	2,400	2,400
Gefco	10,000	9,900	9,400
Faurecia	59,800	57,800	55,000
Other businesses and holding company	1,600	2,100	2,200
Total PSA Peugeot Citroën	**207,800**	**211,800**	**208,500**

In all, heaccount was reduced by 4,000 people during the year.

In the Automobile Division, the net reduction of 5,530 employees reflected an 8,060-person decrease in Europe and the hiring of 2,530 additional people in the rest of the world, primarily in the Mercosur countries, one of the Group's priority growth regions. In Europe, Division headcount in France declined by 6,855 employees, of which a little less than a third through natural wastage and more than two-thirds through participation in the voluntary separation plan. Initially expected to apply to 4,800 people, the plan was eventually signed by 6,217 corporate employees, of which 1,925 were still on the payroll as of December 31, 2007.

The number of Faurecia employees grew by 3.4%, versus 5.1% in 2006, reflecting a change in the geographic breakdown of the workforce. While stable in Western Europe, employee numbers increased significantly in the other major regions, with rises of 77.9% in Central Europe, 17.5% in South America, 47.5% in Africa and 27.5% in Asia.

Employee numbers at Gefco rose 0.8% during the year compared with a 9.5% increase in revenue. As in 2006, most of the additional employees were taken on in the international growth regions, such as Central and Eastern Europe, Russia and the Mercosur countries.

4. Consolidated profit for the year

Net profit attributable to equity holders of the parent rose sharply to €885 million in 2007 from €183 million the previous year, representing 1.5% of sales and revenue versus 0.3%.

Note that 2006 net profit attributable to equity holders of the parent has been adjusted following a change in accounting method at Dong Feng Peugeot Citroën Automobile (DPCA), the Group's Chinese subsidiary owned jointly on a 50/50 basis with Dong Feng Motors. As from 2007, DPCA has prepared its company accounts according to the new Accounting Standards for Business Enterprises (ASBE). This change had the effect of adding €7 million to the Group's share of earnings in companies at equity reported in 2006, thereby increasing 2006 net profit attributable to equity holders of the parent to €183 million from the reported €176 million.

Growth in net profit was led by the increase in recurring operating income and the improvement in other income and expenses, net, reflecting a decline in restructuring provisions and exceptional asset write-downs.

Basic earnings per share amounted to €3.88 compared with €0.80 in 2006. After taking into account potential Peugeot S.A. shares represented by employee stock options, diluted earnings per share came to €3.86 versus €0.80 the year before. No dilutive instruments have been issued on the market. Note that the €7 million adjustment in DPCA's 2006 financial statements added €0.03 to earnings per share reported for the year.

During the year, Peugeot S.A. bought back 1,250,000 shares at an average price of €60.62, for allocation on exercise of stock options granted under the August 2007 plan.

The average number of shares used to compute diluted earnings per share was 229,210,309 in 2007 and 229,061,247 in 2006.

In late November 2007, the Group cancelled 337,968 shares, representing 0.14% of issued capital. The shares, which had been bought back in late 2005, were cancelled before the end of the authorized 24-month period.

4.1. Non-recurring operating income and expense

Non-recurring operating income and expense represented net expense of €632 million in 2007, compared with net expense of €808 million the previous year. The main items reported under this caption are as follows:
- restructuring costs;
- impairment losses recognized on certain assets at Faurecia, in the Automobile Division and at Peugeot Motocycles;
- gains on disposal of real estate assets, which partially offset the above expense items.

Non-recurring operating income and expense mainly concerns the Automobile Division and Faurecia, as shown below:

(in millions of euros)	2007	2006	2005
Automobile Division	(348)	(375)	(22)
Banque PSA Finance	-	-	-
Gefco	(42)	3	2
Faurecia	(226)	(386)	3
Other businesses and holding company	(16)	(50)	(315)
Total PSA Peugeot Citroën	**(632)**	**(808)**	**(332)**

In 2006, non-recurring operating income and expense was included in other income and expenses, net.

Restructuring costs came to €380 million in 2007 compared with €429 million in 2006.

Automobile Division restructuring costs, in the amount of €229 million, mainly concerned the voluntary separation plan offered to the Division's employees in France from June to December 2007. The total cost of the plan came to €211 million, of which €120 million was covered by provisions recorded in the interim financial statements. Cost components of the plan included leaving incentives (€263 million), regulatory expenditures (€14 million) and support programs (€5 million), which were partially offset by a €71 million reduction in post-retirement benefit obligations.

Restructuring costs at Faurecia, totalling €105 million, related to the ongoing industrial restructuring plan and concerned 1,728 people.

In the Transportation and Logistics Division, the restructuring of Gefco's operations in Germany cost €40 million and concerned 430 people in the groupage business.

Group restructuring costs break down as follows by division:

(in millions of euros)	2007	2006	2005
Automobile Division	229	245	21
Banque PSA Finance	-	-	-
Gefco	42	6	-
Faurecia	105	169	137
Other businesses and holding company	4	9	2
Total PSA Peugeot Citroën	**380**	**429**	**160**

Impairment losses recorded by the Group totalled €349 million in 2007 versus €469 million the previous year. The breakdown by division was as follows:

(in millions of euros)	2007	2006	2005
Automobile	216	194	-
Banque PSA Finance	-	-	-
Gefco	-	-	-
Faurecia	121	234	180
Other business and holding company	12	41	-
Total PSA Peugeot Citroën	**349**	**469**	**180**

Automobile Division impairment losses recognized in 2006 concerned assets related to two automobile programs (capitalized development costs of €108 million and special tools for €86 million). Following the decline in the two programs' unit sales in first-half 2007, further impairment tests were performed. Based on the results of these tests, the decision was made to write down all of the programs' non-current assets in full, leading to the recognition of an additional impairment loss of €216 million.

At Faurecia, non-recurring operating income and expense mainly concerned impairment losses in an amount of €65 million, and provisions for contingencies, for €56 million. Impairment tests based on discounted cash flows for the business plan period ending in 2011 led to the recognition of €61 million in impairments of non-current assets.

Impairment losses reported under "Other businesses" concerned Peugeot Motocycles, which develops, manufactures and sells scooters and motorcycles under the Peugeot brand. Following new sales volume forecasts, property, plant and equipment were written down by a further €12 million in 2007.

The €95 million in gains on disposals of real estate corresponded primarily to the €85 million gain realized by the Automobile Division on the sale of the Ryton plant in the UK, which was closed in 2006.

4.2. Interest income and finance costs, net

Interest income and finance costs, net amounted to €40 million in 2007 compared with €105 million the previous year. This amount includes interest income from loans and on cash and cash equivalents, finance costs and other financial income and expense.

In 2006, other financial income and expense, representing net expense of €47 million, was reported under "Other income and expenses, net". The 2006 figure shown above has been adjusted based on the presentation adopted in 2007.

At Faurecia, interest income and finance costs represented a net expense of €115 million. The increase from €90 million in 2006 was due to higher interest rates, with average borrowing costs rising to 4.2% from 3.9%.The effect of the higher rates was attenuated by the caps purchased by the Group under its interest rate hedging strategy.

Other manufacturing and sales companies benefited significantly from the improvement in Automobile Division recurring operating income. Daily average cash equivalents amounted to €5,667 million. Invested at an average interest rate of 4.1%, these investments generated interest income of €231 million over the year. Cash and cash equivalents were invested mainly in the euro zone and consisted for the most part of units in money market funds managed by leading banks and in investment grade money market securities. Internal rules concerning maximum holding periods of these securities depend on the issuer's credit rating. Interest on all cash equivalents is converted to variable rate through the use of appropriate derivative instruments. Rates are slightly above the interbank overnight rate. Daily average borrowings amounted to €2,339 million. The average interest rate was 4.5%, leading to finance costs of €109 million over the year. Borrowings include PSA Peugeot Citroën Group bond issues due in 2011 and 2033 that pay interest at rates slightly above those for other debt.

4.3. Income tax expense

Current and deferred taxes for fully consolidated companies came to €302 million in 2007, compared with €156 million in 2006, representing 28.0% of income before tax versus 75.7%.

The increase in euro terms primarily reflects the growth in taxable income for the year, with income before tax of fully consolidated companies rising to €1,080 million from €206 million in 2006. The effective tax rate was sharply affected, albeit to a lesser extent than in 2006, by the non-deductibility of asset impairment losses in France and by the Group's decision not to recognize deferred tax assets on the tax loss carryforwards of entities—mainly Faurecia—that are not expected to generate sufficient profit in the near term to permit their utilization. Net deferred tax assets recognized on tax loss carryforwards contracted to €39 million as of December 31, 2007 from €52 million a year earlier.

4.4. Share in net earnings of companies at equity

In 2007, the combined contribution of companies at equity represented earnings of €48 million versus €20 million in 2006 (€13 million as previously reported, plus the €7 million impact resulting from DPCA's application of ASBE standards). The main entities concerned are Dong Feng Peugeot Citroën Automobile (DPCA) and the cooperative ventures with other carmakers that are organized as separate entities, as is the case of the ventures with Fiat, Toyota and Renault.

After taking into account consolidation adjustments, DPCA contributed €31 million to consolidated net profit compared with €18 million in 2006. DPCA enjoyed further growth in unit sales in 2007, invoicing 207,300 new vehicles during the year versus

201,300 the prior year. Sales amounted to CNY 18,392 million, down 0.6% compared with 2006. The December 31, 2007 exchange rate was CNY 10.41 per euro. Recurring operating income stood at CNY 467 million, or 2.5% of sales, compared with CNY 843 million in 2006. In an increasingly aggressive marketplace being reshaped by the launch of a growing number of competing models, DPCA managed to maintain its sales even though its product cycle prevented it from introducing any new models during the year. After taking into account finance costs, as well as the effect of changes in exchange rates on debt and income tax expense, DPCA ended the year with a net profit of CNY 706 million, compared with CNY 535 million in 2006.

Toyota Peugeot Citroën Automobiles (TPCA) contributed €14 million, compared with €13 million in 2006. The plant in Kolin, Czech Republic, which assembles the Toyota Aygo, Citroën C1 and Peugeot 107, produced 310,000 vehicles in 2007, versus 300,000 in 2006.

La Française de Mécanique made a €27 million negative contribution, versus €9 million in 2006, reflecting the €25 million exceptional write-down of assets related to the V6 gasoline engine (PSA Peugeot Citroën's share).

The contribution from Sevel Italy, the joint venture with Fiat, swung to a positive €9 million from the negative €21 million reported in 2006 due to the start-up costs of the X2/50 program, corresponding for Peugeot and Citroën to the Boxer and Jumper light commercial vehicles.

Group financing

The upturn in consolidated recurring operating income in 2007 was also reflected in net cash from operating activities of the manufacturing and sales companies, which rose sharply during the year to €4,435 million from €3,435 million in 2006 and amply covered the €2,833 million in net cash used by investing activities.

This performance was led by tight control over working capital and more efficient capital expenditure processes in Europe.

In all, the manufacturing and sales companies sharply improved their net financial position, to €1,404 million as of December 31, 2007 compared with €116 million at end-2006.

▫ 1. Analysis of cash flows

1.1. Cash flows from operating activities

Net cash from operating activities of the manufacturing and sales companies totalled €4,435 million in 2007, versus €3,435 million the previous year.

Manufacturing and sales companies – Working capital provided by operations, net cash used by investing activities, capital expenditure and capitalized development costs

(in millions of euros)



3,678
3,389
3,873
2,862
856
3,011
3,435
3,472
2,520
882
3,515
4,435
2,833
1,924
754
2005
2006
2007
Working capital provided by operations
Net cash provided by operating activities
Net cash used by investing activities
Capital expenditure
Capitalized development costs

Working capital provided by operating activities of the manufacturing and sales companies totalled €3,515 million, compared with €3,011 million in 2006, and represented 6.0% of net sales and revenue, versus 5.4%. The increase was mainly due to growth in the manufacturing and sales companies' recurring operating income, to €1,144 million from €515 million in 2006.

Manufacturing and sales companies' working capital decreased by €920 million, on the back of a €424 million reduction in 2006.

Changes in consolidated inventory led to a €116 million increase in working capital, compared with a €16 million increase in 2006. Changes in consolidated Automobile Division inventory generated a €144 million increase in working capital, as opposed to a €49 million reduction in 2006.

On a management reporting basis of all Peugeot and Citroën vehicles (including vehicles produced in cooperation, excluding China), inventories decline for the year. New vehicle inventories declined to 276,000 units as of December 31, 2007 from 287,000 at end-2006; however, the average vehicle cost was higher.

New vehicle inventories (Peugeot and Citroën)

(assembled cars, excluding China, in units)	Manufacturer	Captive dealer network	Total
December 31, 2005	250,000	55,000	305,000
June 30, 2006	254,000	61,000	315,000
December 31, 2006	228,000	59,000	287,000
June 30, 2007	267,000	62,000	329,000
December 31, 2007	**215,000**	**60,000**	**276,000**

After increasing by €310 million in 2006, supplier credit was up by €190 million as of December 31, 2007, due to increases of €62 million at Faurecia and €28 million at Gefco, in line with their business growth. Automobile Division supplier credit was €145 million higher, reflecting the impact of business growth at the fully-consolidated companies—i.e. excluding the joint ventures with Toyota (TPCA) and Fiat (Sevel Nord and Sevel Sud) and the DPCA subsidiary in China.

The increase in short-term provisions was primarily attributable to the provision for warranty costs, which rose on the improvement in sales and the product mix, and to the deferred recognition of cost reductions. Reversals of long-term provisions mainly concerned post-retirement benefit plan curtailments arising from the voluntary departure plan.

1.2. Cash flows from investing activities

Net cash used by investing activities of the manufacturing and sales companies totalled €2,833 million in 2007 compared with €3,472 million the previous year.

Cash flows from investing activities

(in millions of euros)	2007	2006	2005
Automobile Division	2,306	2,887	3,259
Gefco	55	53	50
Faurecia	464	501	595
Other businesses	8	31	(31)
Total	**2,833**	**3,472**	**3,873**

These companies significantly reduced their gross capital expenditure, to €1,924 million from €2,520 million in 2006.

Gross capital expenditure

(in millions of euros)	2007	2006	2005
Automobile Division	1,576	2,150	2,370
Gefco	36	49	49
Faurecia	307	301	423
Other businesses	6	20	20
Total	**1,924**	**2,520**	**2,862**

The Automobile Division reduced outlays by taking a more selective and more demanding approach to capital projects and by implementing more efficient capital expenditure processes.

Faurecia's capital expenditure remained stable, at €307 million, or 2.4% of sales, compared with €301 million in 2006. The company is continuing to take a highly selective approach to new projects that gives priority to the least capital-intensive solutions.

Proceeds from disposals of property, plant and equipment by the manufacturing and sales companies amounted to €148 million versus €155 million in 2006, and mainly concerned the sale of the Ryton facility in the United Kingdom for €85 million.

Additions to intangible assets amounted to €789 million, versus €937 million the year before. The total included €754 million in product development costs capitalized in accordance with IAS 38 (see Activity paragraph 3.5 Research and Development), compared with €882 million in 2006. Other additions to intangible assets mainly concerned computer software.

Capitalized development costs

(in millions of euros)	2007	2006	2005
Automobile Division	595	674	640
Faurecia	159	208	216
Total	**754**	**882**	**856**

◻ 2. Consolidated financial position

2.1. Equity

After taking into account profit for the year and payment of the dividend, consolidated equity amounted to €14,555 million as of December 31, 2007. This compares with €14,106 million at end-2006 which included a €44 million positive adjustment arising from the application of ASBE accounting standards by Dong Feng Peugeot Citroën Automobile (DPCA) from 2007.

Net assets per share stood at €63.79 versus €61.85 at end-2006, representing 1.23 times the Peugeot S.A. share price of €51.85 on December 31, 2007.

2.2. Net financial position



1,404
116
December 31, 2006
December 31, 2007

The net financial position of the manufacturing and sales companies corresponds to cash and cash equivalents, current financial assets and other non-current financial assets – consisting mainly of marketable securities – less current and non-current financial liabilities. Details of the calculation are provided in note 38 to the consolidated financial statements.

As of December 31, 2007, the manufacturing and sales companies' net financial position was a positive €1,404 million compared with a positive €116 million one year earlier. The year-on-year increase was mainly attributable to:

- the €504 million growth in working capital provided by operations, to €3,515 million;
- more efficient capital expenditure processes and tighter control of capital projects and capitalized development costs, leading to a reduction in net cash used in investing activities to €2,833 million from €3,472 million in 2006. Gross capital expenditure and R&D spend for the Automobile Division alone represented 7.4% of sales in 2007 versus 9.2% in 2006;
- a €920 million reduction in working capital (versus a €424 million reduction in 2006);
- dividend payments by Banque PSA Finance to Peugeot S.A. in the amount of €157 million;
- dividends of €309 million paid by Peugeot S.A. to its stockholders and share buybacks of €23 million net of stock options exercised. The shares were bought back for allocation on exercise of Peugeot S.A. stock options granted under the 2007 plan.

Return On Capital Employed (ROCE)

1. Definition and methods

Return On Capital Employed (ROCE) has been selected as the standard indicator of the Group's overall financial performance. Capital employed includes the value of all operating assets and liabilities used by the Group in its business operations. It corresponds to:

- all non-financial assets, net of non-financial liabilities, of the manufacturing and sales companies;
- the net assets of Banque PSA Finance.

The economic profit used to calculate return on capital employed corresponds to consolidated net profit before:

- finance costs;
- interest income from loans and cash equivalents;
- net gains or losses on sales of marketable securities;
- tax on these items, estimated on the basis of the effective tax rate paid by the Group.

2. Capital employed

Capital employed declined to €13,159 million as of December 31, 2007 from €14,131 million at end-2006, with the reduction in working capital offsetting a small increase in non-current assets. The 2006 figure reflects the €44 million adjustment in the DPCA balance sheet (see the paragraph on equity).

Capital employed

(in millions of euros)	December 31, 2007	December 31, 2006	December 31, 2005
Automobile Division	7,504	8,098	7,894
Banque PSA Finance	2,894	2,652	2,419
Gefco	359	370	442
Faurecia	2,813	3,125	3,443
Other businesses and eliminations	(411)	(114)	(35)
Total PSA Peugeot Citroën	**13,159**	**14,131**	**14,163**

3. Return On Capital Employed

After-tax ROCE rose sharply in 2007 to 6.7% from 0.8% the previous year. This was entirely due to the strong improvement in profit for the year, as capital employed declined by 6.9% from December 31, 2006.

Financial risk management

▫ 1. Manufacturing and sales companies

In its automobile business and other manufacturing and selling activities, PSA Peugeot Citroën is exposed to financial risks arising from unfavorable changes in exchange rates for certain currencies. The introduction of the euro at the beginning of 1999 has had the effect of reducing these risks, which now primarily concern the British pound and, to a lesser extent, the Central European currencies, Latin American currencies, the Turkish pound and the Japanese yen.

1.1. Currency risks

Currency risks of the Automobile Division are managed primarily by having the manufacturing companies bill the sales companies in the sales companies' local currency, except in those rare cases where the sales company's local currency is not convertible. In such cases, the euro or the US dollar is used as the billing currency. Currency risks on these intercompany billings are systematically covered by hedges set up by PSA International (a specialized subsidiary based in Geneva) or under PSA International's supervision.

Currency risks on future sales are not hedged, with the result that the Automobile Division's future recurring operating income may vary depending on exchange rates. To limit the negative impact that may result from changes in exchange rates for certain currencies, the Automobile Division holds British pound put options that guarantee a minimum exchange rate for its vehicle sales in the United Kingdom. At year-end 2007, these options concerned a notional amount of £70 million, covering sales in the first part of 2008 in the UK. Depending on market conditions, the Group may continue to purchase additional British pound put options in early 2008 to hedge all of its forecast sales for the year. The Automobile Division has also purchased yen call options fixing maximum exchange rates for vehicle purchases to be made in 2008 and 2009 under the cooperation agreement with Mitsubishi. The options are on a total notional amount of JPY68.3 billion and their average strike price is JPY135 per euro.

On the basis of 2007 figures, the Group estimates that a 1% fluctuation in the euro against all of the Group's other currencies would have an impact of around €88 million on the Automobile Division's consolidated recurring operating income. While a 1% change in the pound-euro exchange rate would have an impact of around €35 million. These estimated sensitivities do not take into account the effect of exercising the currency options described above.

1.2. Interest rate risk

The exposure of the Group's manufacturing and sales activities to changes in interest rates is not material.

Trade receivables and payables are due within one year and their value is not affected by the level of interest rates.

Current financial assets and cash equivalents consist of securities bearing interest at short-term rates or swapped for short-term rates, and of units in money market funds whose yield is guaranteed by a bank.

The bulk of long-term debt is at adjustable rates. Interest on fixed rate debt is swapped for an adjustable rate.

1.3. Counterparty risk

The Group places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot and Citroën dealers are managed within the framework of the sales financing system described below. Payments from other Group customers are secured by arrangements with leading counterparties that are validated by the Group Treasury Committee. Intercompany settlements are hedged against political risks whenever necessary.

Other counterparty risks concern investments of available cash and transactions involving currency and interest rate derivatives. For these two types of transactions, counterparty risks are managed by a system of exposure limits by type of instrument and by counterparty signature quality. The transactions are carried out solely with leading financial partners. Derivatives transactions are governed by standard ISDA or FBF agreements and contracts with the most frequently used counterparties provide for weekly margin calls.

Available cash is invested either in money market securities issued by approved counterparties, or in mutual funds offering a capital guarantee and a guaranteed yield. The bulk of money market securities in the portfolio are issued by banks and the remainder by non-financial sector issuers.

1.4. Raw materials costs

The production costs of the Automobile Division and Faurecia are exposed to the risk of changes in certain raw materials prices, either as a result of their direct purchases or indirectly through the impact of these changes on their suppliers' costs. These raw materials are either industrial products such as steel and plastics whose prices and related adjustments are negotiated between buyers and vendors, or commodities traded on organized markets, such as aluminum, copper, lead or precious metals used in the manufacture of the catalytic converters installed in exhaust systems, for which the transaction price is determined by direct reference to the prices quoted on the commodity market. Raw materials that have the greatest impact on production costs are, in declining order: steel, aluminum and other non-ferrous metals, plastics and precious metals. As of December 31, 2007, the Group did not use any financial instruments to manage its future exposure to changes in the price of these raw materials.

2. Risks associated with the activities of the finance companies

Banque PSA Finance provides financing for dealer new vehicle and replacement parts inventories and offers a wide range of loans and lease financing solutions to the dealers' customers, together with related services.

As a result, it is exposed to credit risks. Wholesale financing credit risks are spread across a large number of dealers and are managed internally by Credit Committees set up in each country as well as by a Group Credit Committee, based on clearly defined, closely monitored credit limits. Retail financing credit risks, which are spread across an even larger number of customers, are managed using credit-scoring procedures. In addition, significant individual credit risks are managed using procedures similar to those applied to manage wholesale financing credit risks.

Allowances are booked for retail credit risks when at least one installment is past due, based on historical credit loss and recovery data. In the case of wholesale financing, allowances are booked on a case-by-case basis for known credit risks.

2.1. Interest rate risk

Banque PSA Finance's policy consists of neutralizing the effects of changes in interest rates and exchange rates on its recurring operating income by using appropriate financial instruments to match interest rates and currencies between assets and liabilities.

Implementation of this policy is supervised by the Bank's Refinancing Committee and managed by Group Treasury.

Concerning assets, interest rate swaps are purchased on the market as soon as new retail financing is granted, to convert interest on the loans to a variable rate based on a 3-month benchmark. In practice, the swaps are purchased at ten-day intervals, covering pools of loans with the same maturity granted in the previous ten days. Under the hedging strategy, unhedged exposures are capped at 3%.

Wholesale financing is granted at rates based on short-term market rates, while the liquidity reserve is invested in money market securities or mutual funds, also at short-term rates.

This means that all of the Bank's interest-bearing assets are at short-term rates.

Concerning liabilities, all new interest-bearing debt is hedged using appropriate hedging instruments. As a result, all of the Bank's interest-bearing liabilities are also at short-term rates.

For operations in emerging countries without a liquid swap market, assets are maintained at fixed rates and are matched by fixed rate financing with the same maturities.

These management techniques serve to neutralize currency and interest rate risks on the Bank's balance sheet.

To limit refinancing costs for new retail loans, the Bank has purchased swaptions (options on interest rate swaps) to hedge interest rate risks on future lending.

The maturities of the underlying swaps (which range from one to five years) match the forecast maturities of new retail financing expected to be originated in the same periods. The aggregate notional amount of these swaptions as of December 31, 2007 was €2,522 million.

2.2. Counterparty risk

The Bank is exposed to counterparty risks on financial market transactions carried out in connection with the management of currency and interest rate risks, payment flows and available cash. These risks are kept to a minimum through internal control procedures that require all transactions to be carried out solely with leading counterparties and that set exposure limits for each counterparty, thereby guaranteeing a broad diversification of risks.

Funds are invested in money market securities issued by leading banks or in mutual funds with a capital guarantee and a guaranteed yield.

An internal rating is assigned to each counterparty, which is used to set exposure limits by amount and by period. Compliance with these limits is checked daily.

□ 3. Liquidity risk

3.1. Manufacturing and sales companies

The Group's financing strategy for manufacturing and sales companies consists of generating a steady stream of net cash from operating activities in amounts that cover these businesses' capital expenditure and research and development spend.

In addition to maintaining a positive net financial position, the strategy is designed to provide the companies with substantial cash reserves to enable them to respond to opportunities or events. To this end, the Group raises long-term borrowings, whenever this can be done on attractive terms, either on the financial markets or from national or supranational lending institutions dedicated to financing investments of the type made by the Group.

Reflecting this strategy, as of December 31, 2007, the manufacturing and sales companies had cash and cash equivalents, net of bank overdrafts, of €4,466 million, up from €3,488 million at end-2006.

To top up these cash reserves as needed, Peugeot S.A. also has unused confirmed lines of credit, which are regularly rolled over and are available for use by the Company and by GIE PSA Trésorerie. As of December 31, 2007, these lines amounted to €2,400 million, expiring in March 2011. Faurecia has additional sources of financing, in the form of €1,600 million worth of confirmed lines of credit expiring in November 2009, of which only €800 million had been used at end-2007.

3.2. Banque PSA Finance

Banque PSA Finance's strategy is also designed to ensure that the Bank has sufficient financial resources to pursue its business in all circumstances, whatever the conditions on the financial markets. These resources consist primarily of liquidity reserves representing at all times more than €2,250 million, to cover the Bank's short-term liquidity risk. As of December 31, 2007, these reserves stood at €3,154 million. Financing strategies also focus on ensuring that retail loans and the related financing are matched in terms of maturities. The Bank maintains, at all times and across all maturities, financial resources in excess of the assets to be financed, thereby covering its longer-term liquidity risk. Lastly, as of December 31, 2007, Banque PSA Finance had undrawn syndicated confirmed credit facilities totalling €6,000 million, comprising three €2,000 million lines expiring in July 2010, July 2012 and July 2014, as well as bank lines of credit of which €677 million was undrawn as of end-2007.

The Bank's strategy also focuses on achieving the broadest possible spread of financing sources, including the interbank, commercial paper, certificate of deposit, bond and medium-term notes markets. Considerable emphasis is placed on diversifying the investor base. To this end, since early 2001, the Bank has increased the volume of financing raised on the European asset-backed securities market. This market is now highly liquid and spreads are competitive compared to those obtained from other financing sources.

Lastly, the Bank's equity is kept at a high level, with €2,900 million as of December 31, 2007 compared with €2,657 million at end-2006. Its European capital adequacy ratio stood at 10.36% as of December 31, 2007, versus 9.62% one year earlier.

3.3. Financial covenants

To safeguard all the sources of financing available to Banque PSA Finance, PSA Peugeot Citroën and Faurecia, including undrawn facilities, the Group imposes strict limits on clauses in loan agreements allowing lenders to require payments to be rescheduled or to modify the financial terms of the agreement. None of its loan agreements contain any rating triggers and the only agreements containing material adverse change clauses are with certain supranational lenders that are obliged to insist on this type of protection.

None of the loans taken out by Peugeot S.A. or GIE PSA Trésorerie carry any financial covenants.

Faurecia's confirmed line of credit includes an acceleration clause, which would be triggered if adjusted net debt were to exceed 3.5 times EBITDA and if net interest cover were to fall below 4.5x. As of December 31, 2007, these ratios stood at 2.77x and 5.90x respectively. Should Faurecia fail to comply with these ratios at any measurement date, each lender would have the right individually to demand the early repayment of its share of the outstanding debt and to cancel its participation in the facility, which would remain in effect with the other lenders.

Banque PSA Finance's confirmed lines of credit do not carry any financial covenants, other than compliance with the ratios demanded by banking regulations.

In the case of Banque PSA Finance and Faurecia, additional safeguards are provided by the absence of any cross-default clauses between the companies in these divisions and the other divisions of the PSA Peugeot Citroën Group.

3.4. Credit rating

Peugeot S.A. and Banque PSA Finance have obtained ratings from Standard & Poor's and Moody's Investor Service for their short- and long-term debt issuance programs and the debt issuance programs of subsidiaries backed by their guarantees.

On February 8, 2007, Standard & Poor's affirmed Peugeot S.A.'s BBB+ long-term rating and A-2 short-term rating and downgraded the outlook from stable to negative.

On the same day, it affirmed Banque PSA Finance's A- long-term rating and A-2 short-term rating, and downgraded the outlook from stable to negative.

On January 9, 2007, Moody's Investor Service downgraded Peugeot S.A.'s long-term rating to Baa1 with a negative outlook and affirmed its P-2 short-term rating.

On May 11, 2007, Moody's Investor Service downgraded Banque PSA Finance's ratings from A2/P-1/C+ with a negative outlook to A3/P-2/C with a stable outlook.

4. Pension and other post-retirement benefit obligations

PSA Peugeot Citroën Group employees in certain countries are entitled to supplementary pension benefits, payable annually, or lump sum length-of-service awards paid at the time of retirement.

Some of the supplementary pension plans are defined benefit plans, under which benefit payments are determined based on a range of criteria including the employee's years of service, salary level and benefit entitlements under the social security system, while others are defined contribution plans, for which contributions paid by the Group are in full discharge of any future liability.

The main countries where the Group has defined benefit obligations are France, the United Kingdom and, to a lesser extent, Germany.

In France, since the 2002 and 2003 restructuring of defined benefit plans, the only remaining plans are closed to new entrants and mainly benefit retired employees. New rights under these plans are therefore very limited.

Employees in France are also entitled to statutory length-of-service awards on retirement, based on their years of service with the Group, with a cap of six months' salary.

The Group's total benefit obligation in France as of December 31, 2007 amounted to €1,622 million, including €905 million for pensions and €717 million for length-of-service awards.

The defined benefit plan set up for employees in the United Kingdom has been closed to new entrants since May 2002 and replaced by a defined contribution plan. The Group's benefit obligation under the defined benefit plan amounted to €1,688 million as of December 31, 2007.

A defined benefit plan has also been set up for employees in Germany. The Group's benefit obligation under this plan amounted to €254 million as of December 31, 2007.

As of December 31, 2007, the Group's total benefit obligation amounted to €3,768 million, a decrease of €464 million from €4,232 million as of end-2006. A total of €277 million was added to the obligation during the year for the service cost and interest cost, while benefits paid during the year reduced the obligation by €351 million and actuarial gains and losses led to a further €161 million reduction. Actuarial gains and losses include (i) the favorable impact of an increase in the euro zone discount rate to 5.25% from 4.50%, and in the United Kingdom to 5.75% from 5.10%, for €313 million, (ii) the €241 million unfavorable effect of adjustments to mortality tables in the United Kingdom, and (iii) the effect of a change in French labor law concerning length-of-service awards which led to a €71 million increase in the benefit obligation. Lastly, changes in exchange rates had the effect of reducing the total obligation, after conversion into euros, by €163 million.

The obligations are funded by contributions to external institutions responsible for managing the funds set up to finance future benefit payments. The type of institution depends on the applicable legislation in each country concerned. Provisions have been booked in the consolidated balance sheet to increase the cover provided by external fundings.

External funds used to finance benefit payments declined to €3,023 million as of December 31, 2007 from €3,212 million at the previous year-end, reflecting the expected return on the funds (€190 million), contributions for the year (€104 million), benefit payments for the year (€302 million), and negative translation adjustments of €134 million.

As of December 31, 2007, provisions for pensions and other post-employment benefits carried in the consolidated balance sheet amounted to €885 million versus €1,063 million one year earlier.

Under the defined benefit plans in France, the Group's obligation is limited to paying benefits when they fall due. It has no obligation to pay additional contributions to external funds. Outside France, the main contributions concern plans in the United Kingdom where, in accordance with local regulations, the Group was required to pay €66 million in 2007 based on the projected benefit obligation, the value of the assets held in external funds and the minimum funding requirement. Contributions for 2008 will depend on the outcome of the three-yearly negotiations of contribution rates, which are currently in progress.

Unit sales outlook for 2008

In the difficult Western European market, where demand is likely to remain flat over the year, PSA Peugeot Citroën will continue to benefit from the market success of the Peugeot 207 and Citroën C4 Picasso, as well as the rising sales of the Peugeot 308 and other models launched in 2007.

2008 will also mark a new phase in the model renewal process, with the launch of the new Citroën C5, expansion of the Peugeot 308 line-up, and the introduction of the Citroën Nemo and Peugeot Bipper small commercial vehicles, as well as the new Citroën Berlingo and Peugeot Partner.

Outside Western Europe, where markets are expected to remain buoyant, the Group will pursue its assertive international expansion in China, the Mercosur countries and Russia as part of the CAP 2010 program.

The Group expects to sell between 3,550,000 and 3,650,000 vehicles and CKD units in 2008, representing an increase of around 5% from 2007. In light of the new model launch schedule, growth should be stronger in the second half than in the first.

The CAP 2010 dynamic should have an increasing impact on the Group's cost reduction and productivity improvement program, particularly the reduction in overheads, warranty costs and production costs. The Group will also step up efforts to extend global sourcing.

Subsequent Events

Since December 31, 2007, no events have occurred that would materially affect business decisions made on the basis of the financial statements.

Social responsibility report

□ 1. Employee relations indicators

PSA Peugeot Citroën's employee relations policies have been deployed worldwide and are regularly monitored. Data are reported annually by every subsidiary around the world via an efficient social reporting system, in full compliance with France's NRE legislation and Global Reporting Initiative guidelines.

The following employee-relations indicators comply with French decree no. 2002-221 of February 20, 2002. With the exception of tables concerning employment, the indicators have been prepared on the basis of data from all the companies fully consolidated by PSA Peugeot Citroën, other than Faurecia, the Automotive Equipment Division.

A listed company 71%-owned by Peugeot S.A., Faurecia manages its business independently and therefore prepares and publishes its own indicators in its annual report.

In addition, employees of the Peugeot S.A. holding company are included in data for the Automobile Division.

Human resources planning and development

Workforce

Number of employees under permanent and fixed-term contracts by division, 2001-2007

(Worldwide, at December 31 of each year)

	2001	2002	2003	2004	2005	2006	2007
Automobile Division (1)	130,640	133,880	135,180	139,480	140,050	140,000	134,345
Banque PSA Finance	2,140	2,160	2,150	2,360	2,370	2,365	2,330
Gefco	7,680	8,050	8,360	8,840	9,370	9,900	9,980
Faurecia	49,690	52,230	51,860	54,430	54,960	57,810	59,765
Other businesses (2)	2,300	2,280	2,360	2,140	1,750	1,675	1,430
Total	**192,450**	**198,600**	**199,910**	**207,250**	**208,500**	**211,750**	**207,850**

(1) Including Peugeot S.A. employees.
(2) SCEMM, PMTC France, PMTC Germany, PMTC Italy.

The scope of reporting does not include employees of joint-ventures with Dongfeng (DPCA), Toyota (TCPA), Fiat (SevelNord and SevelSud) and Renault (Française de Mécanique).

Number of employees under permanent and fixed-term contracts in France, the rest of Europe and rest of the world, 2001-2007

(Worldwide, at December 31 of each year)

	2001	2002	2003	2004	2005	2006	2007
France	123,680	123,670	124,710	127,955	126,055	121,940	113,710
Rest of Europe	58,480	63,990	63,520	64,685	64,195	68,435	68,540
Rest of the world	10,290	10,940	11,680	14,610	18,250	21,375	25,600
Total worldwide	**192,450**	**198,600**	**199,910**	**207,250**	**208,500**	**211,750**	**207,850**

The Group's growing presence in the global marketplace has led to a steady rise in the international workforce, which increased by nearly 37% from 2001 to 2007. Today, more than 45% of Group employees work outside France.

Number of employees under permanent and fixed-term contracts by continent
(Worldwide, at December 31 of each year)

	2001	2007	% change 2001/2007
Europe			
- France	123,680	113,710	-8.1%
- Western Europe (excluding France)	54,340	52,050	-4.2%
- Central and Eastern Europe	4,140	16,490	298.3%
Africa	800	1,715	114.4%
South America	5,040	12,355	145.1%
North and Central America	4,240	8,325	96.3%
Asia	210	3,205	1,426.2%
Total	**192,450**	**207,850**	**8.0%**

Number of employees under permanent and fixed-term contracts by region and division
(Worldwide, at December 31, 2007)

	France	Rest of Europe	Rest of the world	Total
Automobile Division (1)	89,525	35,005	9,815	134,345
Banque PSA Finance	835	1,405	90	2,330
Gefco	5,200	3,960	820	9,980
Faurecia	16,765	28,125	14,875	59,765
Other businesses (2)	1,385	45	0	1,430
Total	**113,710**	**68,540**	**25,600**	**207,850**

(1) Including Peugeot S.A. employees.
(2) SCEMM, FMTC France, PMTC Germany, PMTC Italy.

Number of employees under permanent and fixed-term contracts by category in France, the rest of Europe and rest of the world
(Worldwide, at December 31, 2007)

	France			Rest of Europe			Rest of the world			Total		
	Operators	Supervisors	Managers	Operators	Supervisors	Managers	Operators	Supervisors	Managers	Operators	Supervisors	Managers
Automobile Division	51,230	21,590	16,705	20,415	10,885	3,705	6,300	2,440	1,075	77,945	34,915	21,485
Banque PSA Finance	0	500	335	0	1,150	255	0	60	30	0	1,710	620
Gefco	1,905	2,475	820	1,135	2,560	265	380	405	35	3,420	5,440	1,120
Faurecia	9,775	3,295	3,695	19,365	5,175	3,585	9,990	1,965	2,920	39,130	10,435	10,200
Other businesses	785	385	215	0	35	10	0	0	0	785	420	225
Total	**63,695**	**28,245**	**21,770**	**40,915**	**19,805**	**7,820**	**16,670**	**4,870**	**4,060**	**121,280**	**52,920**	**33,650**

The "manager" category includes engineers and managers with a job description similar to managers in France.

The "supervisors" category also includes clerical staff and technicians.

Percentage of employees under permanent and fixed-term contracts by category

(Worldwide, at December 31, 2007)


Managers 16.2%
Operators 58.3%
Supervisors 25.5%

□ 2. Environmental stewardship

Based on the principles of sustainable development, PSA Peugeot Citroën's ambitious environmental stewardship strategy focuses on producing cars that seamlessly interact with their environment. The strategy also forms an integral part of the Group's manufacturing strategy, in a commitment to limiting the environmental impact of operations and to preserving the quality of life in host communities.

Cars and the environment

Leading the market for fuel-efficient, low-emission vehicles

Having made considerable progress in reducing pollutant emissions, the Group has now set a priority objective of reducing the amount of CO_2 emitted by Peugeot and Citroën vehicles.

This commitment has already delivered significant results. In 2007, for the second year in a row, PSA Peugeot Citroën sold one million vehicles emitting less than 140 grams of CO_2 per kilometer in Europe, of which 750,000 emit less than 130 grams and 500,000 less than 120 grams. This makes the Group Europe's leading manufacturer of environmentally friendly cars. In addition, in 2007, PSA Peugeot Citroën once again had France's lowest corporate average CO_2 emissions, with 140g/km per vehicle sold in the country. The ranking was prepared by France's Agency for the Environment and Energy Management (ADEME).

PSA Peugeot Citroën is also committed to abating the greenhouse effect, by developing new technologies that improve fuel efficiency and reduce emissions. As part of this process, it is improving internal combustion engines and actively promoting the use of biofuels, natural gas and other alternative energy sources, while also exploring future-facing technologies like diesel-electric hybrids and hydrogen fuel cells. But to significantly reduce overall emissions of CO_2—the only way to make a real impact on the environment—the Group is focusing on technologies that can be deployed on mass-produced models. To extend its research beyond the realm of cars, PSA Peugeot Citroën is also investing in major environmental and scientific initiatives, such as the Peugeot carbon sink project in Brazil created in partnership with France's national forest service ONF. At the same time, the Group is committed to designing all of its vehicles for disassembly and recycling.

Effective solutions for improving fuel efficiency and reducing emissions for everyone

PSA Peugeot Citroën has developed new gasoline engine technologies, as illustrated by the mid-size engines being produced in cooperation with BMW. It is also consolidating its leadership in diesel engines, which for equivalent performance use considerably less fuel than gasoline engines.

Introduced by PSA Peugeot Citroën, the common-rail, direct-injection HDi diesel engines reduce CO_2 emissions by 20% compared with the previous generation diesels and by 30% compared with gasoline engines. In addition to their environmental benefits, HDi engines also deliver remarkable drivability and today rank among the most popular in Europe. In fact, the percentage of diesel-powered passengers cars in the European market almost doubled from 1998 to 2007, when they accounted for nearly 60% of all cars sold during the year.

PSA Peugeot Citroën manufactured more than 1.45 million cars equipped with common-rail HDi powerplants in 2007, bringing total output to more than 10.7 million units since 1998.

The Group is also pursuing its commitment to downsizing, to develop smaller, more fuel-efficient engines that deliver the same performance as the preceding larger models. This strategy has driven a 10% improvement in fuel efficiency while maintaining the same torque and power output.

Other gains have been driven by the extensive re-working of subassemblies as part of the vehicle engineering process:
- improving engine combustion to increase energy efficiency;
- equipping certain models with electronic manual gearboxes that reduce fuel consumption by up to 5%;
- reducing weight, while maintaining compliance with safety standards and fulfilling customer expectations for more and better features;
- improving aerodynamics for road/motorway cycle homologation;
- selecting tires that offer the best tradeoff between grip (active safety) and low rolling resistance.

Promoting biofuels and natural gas

Another way to reduce vehicle CO_2 emissions is to develop the use of alternative energies and new propulsion technologies.

For many years, PSA Peugeot Citroën has been studying the benefits of first-generation biofuels and encouraging their use in blends with conventional fuels, in compliance with French and European legislation. Indeed, these fuels can already be used in substantially high proportions in every Peugeot or Citroën vehicle without any technical modifications. They are particularly effective when used in captive fleets, where fuel storage and refueling issues are easy to resolve. This is the case with the Group's service fleet, which has been running on Diester® 30 biodiesel for more than a decade.

Biodiesels are a blend of vegetable oil methylesters (VOMEs) and automotive diesel fuel. Two examples are Diester® 30, made from oilseeds such as rapeseed (fatty-acid methyl ester-FAME, used as 30% of a blend with 70% diesel fuel) and B30, made from soybeans.

Ethanol and its derivative, ethyl tertiary butyl ether (ETBE), are biofuels that can be blended with gasoline. Ethanol is derived from cereals and sugar beets in Europe and sugar cane in Brazil. Used in flex-fuel engines, E85 is a blend of 85% denatured fuel ethanol and 15% gasoline by volume.

Biofuels offer an effective solution for abating greenhouse gas emissions because the plants from which they are made trap atmospheric CO_2 through photosynthesis and provide a renewable source of energy. Blending them with fossil fuels therefore reduces carbon emissions on a field-to-wheel basis. The Group estimates, for example, that replacing a tonne of diesel fuel with biodiesel would reduce CO_2 emissions by 2.5 tonnes. Biodiesel also curbs the emission of other pollutants, such as particulates, which can be reduced by 20 to 30% with Diester® 30.

PSA Peugeot Citroën regularly shares its experience as a carmaker by taking part in discussions on the technical, business and political issues raised by biofuels. In France, for example, the Group is a member of the Diester Partners association, which encourages the use of Diester® in three ways:
- forming a network to exchange information about using Diester® in higher percentages than the standard 5% (mainly in a 30% blend);
- promoting Diester®'s technical and environmental benefits to captive fleet managers;
- acting as a preferred interface with French and international authorities.

In China, the Group is conducting biodiesel research with the China Automotive Technology & Research Center (CATARC).

In Latin America, PSA Peugeot Citroën has initiated a series of trials with Ladetel, a Brazilian clean technologies laboratory specialized in biofuels. In Brazil, the world's largest producer of ethanol, the Group sells flex-fuel cars (the Peugeot 206 and 307, and the Citroën C3 and Xsara Picasso), whose engines automatically adjust to biofuel/gasoline blends in varying proportions. In the second half of 2007, flex-fuel versions of the Peugeot 307 and the Citroën C4 (1.6-liter BioFlex) were also introduced in France and Sweden.

PSA Peugeot Citroën is closely tracking research on second-generation biofuels, which are expected to arrive at the pumps in 2020-2030. This research is designed to increase fuel production per unit of farmland, by using all of the plant material in today's fuel crops as well as a wide range of organic waste, such as wood chips and biomass.

Another alternative fuel solution being explored by the Group is compressed natural gas (CNG), which, in comparison to conventional fuels, is high calorific, reduces greenhouse gas and other emissions by 20% compared with an equivalent gasoline engine, and burns very quietly. The Group has signed the third CNG protocol aimed at developing this solution in France, where it already markets CNG commercial vehicles and, since October 2005, a five-seater CNG Citroën C3 intended for the consumer market. The Group is also developing a multipurpose CNG engine adapted to the requirements of countries like Argentina and Iran, where gas is already a viable alternative to oil.

Putting hybrid diesel technologies on the road

PSA Peugeot Citroën is actively developing a variety of hybrid powertrain technologies, emphasizing a staged approach that will enable it to extend them across the Peugeot and Citroën line-ups beginning in the next decade.

The Stop & Start system introduced by the Group is a highly cost-effective first-stage hybrid technology that is currently available on the Citroën C2 and C3. It allows the engine to shut down automatically when the vehicle is standing still or in neutral—at a red light, for example—and to start up again instantly and noiselessly when reactivated by the driver. In this way, it reduces fuel consumption and, consequently, CO_2 emissions by 8 to 15% in city driving. And with the car totally silent while the engine is off, the Stop & Start system also helps to improve the quality of life in cities. Trials in Paris under normal driving conditions have shown that a vehicle is stopped, with the engine running, 30% of the time.

All of these features mean that the Stop & Start system addresses a number of traffic-related issues in cities, where 75% of Europeans live. In addition, according to the United Nations, 60% of the world's population will live in cities by 2030. As an affordable system fitted on compact city cars, Stop & Start is designed for wide application, which will further enhance its positive impact on the environment. PSA Peugeot Citroën, for example, would like to sell one million Stop & Start-equipped vehicles in 2011.

Another phase in hybrid technology is full-hybrid, where the Group showcased its expertise with the January 2006 presentation of the Citroën C4 and Peugeot 307 Hybrid HDi demonstrators. The combination of the HDi diesel with a diesel-electric powertrain delivers truly breakthrough performance in terms of fuel efficiency and CO_2 emissions. The Hybrid HDi can also run in battery-only, zero-emissions mode. On a compact family car, consumption falls to a remarkably low 3.4 liters per 100 kilometers (combined cycle), for CO_2 emissions of just 90 grams per kilometer. Compared to the same vehicle fitted with an already very efficient HDi engine, the technology results in an almost 30% improvement in fuel economy.

Hydrogen fuel cells: a longer-term solution for the environment

Fuel cells offer many benefits, including a reduction in CO_2 emissions and the elimination of local hydrocarbon (HC) and nitrogen oxide (NOx) emissions. An in-house team of specialists is working on different cells and prototypes with the support of expert networks formed in partnership with France's National Scientific Research Center (CNRS) and Atomic Energy Commission (CEA). In January 2006, PSA Peugeot Citroën and the CEA unveiled one result of their research—the GENEPAC, a world-class 80kW modular fuel cell stack perfectly suited to automotive applications.

These research programs are aimed at making the development of automotive fuel cell technology both technically and financially feasible. The challenges involved—lowering fuel cell costs, integrating fuel cells into vehicles, and storing and distributing hydrogen—are often beyond the carmaker's control. As a result, the Group plans to gradually introduce the technology beginning around 2020.

Improving air quality

Over the past 30 years, new vehicle emissions have declined by 95%. The environmental performance of diesel engines has been further enhanced by the particulate filter, which eliminates emissions of particulate matter. Widely promoted by PSA Peugeot Citroën, this after-treatment system is playing an important role in improving the quality of air in urban environments. Introduced in May 2000, the highly popular particulate filter has already been installed on nearly 2,400,000 Peugeot and Citroën HDi diesel powertrains. It is now available on the Peugeot 1007, 207, 307, 308, 407, 607 and 807 and the Citroën C3, C4, C4 Picasso, Xsara Picasso, C5, C6 and C8. It will be extended to all other models in the medium-term future.

Eco-designing for disassembly and reuse

Peugeot and Citroën cars are all eco-designed for recycling, based on principles that facilitate the decontamination of end-of-life vehicles (ELV) and encourage the development of recovery and recycling facilities. Other recyclability techniques include marking plastic parts and elastomers for traceability, using easily recyclable materials, reducing the variety of materials to facilitate sorting after shredding, and using recycled materials in new vehicles.

This approach will enable the Group to comply with the requirement that, beginning in 2008, a new car must be 95% recyclable to be homologated in the EU. French testing laboratory UTAC has certified that PSA Peugeot Citroën has successfully passed preliminary studies attesting to the Group's ability to implement the processes needed to meet this requirement.

Today, materials used to make cars have to meet increasingly stringent criteria, such as:

- reducing the variety of plastics in a car, to optimize the related recovery processes and ensure their profitability;
- using a single family of plastics per major function, so that an entire sub-assembly can be recycled without prior dismantling;
- marking plastic parts with standardized codes, to ensure identification, sorting and traceability;
- incorporating a greater proportion of recycled materials into new cars, providing such reuse is cost effective and technically feasible;
- eliminating four heavy metals (lead, cadmium, chromium and mercury) from every model introduced since July 1, 2003. This initiative, which avoids passing on toxic metals further downstream, is being carried out jointly with suppliers.

Since 2002, PSA Peugeot Citroën has asked suppliers to provide compliance certificates for all their deliveries or for each part supplied for forthcoming vehicles. As a participant in the International Dismantling Information System (IDIS) project, the Group provides scrap yard facilities with disassembly instructions for Peugeot and Citroën vehicles.

At least 95% of the average weight of new Peugeot and Citroën vehicles is reusable and recoverable, according to prevailing ISO standards and the Group's own calculations.

Environmental Indicators (Automobile fuel consumption and emissions)

Citroën (2007)

	Fuel	Displacement	Horse-power	Consumption			CO_2	Noise
		cc	kW	City	Highway	Combined	g/km	dB(a)
Citroën C1								
1.0i	**G**	**998**	**50**	**5.5**	**4.1**	**4.6**	**109**	**70/72**
HDi 55	**D**	**1,398**	**40**	**5.3**	**3.4**	**4.1**	**109**	**71.2**
Citroën C2								
1.1i	**G**	**1,124**	**44**	**7.5**	**4.8**	**5.8**	**138**	**72.9**
HDi 70	**D**	**1,398**	**50**	**5.3**	**3.7**	**4.3**	**113**	**73.8**
HDi 70 SensoDrive	D	1,398	50	4.9	3.8	4.2	111	72.7
Citroën C3								
1.4i 16V Stop&Start	G	1,360	65	6.9	4.9	5.7	135	70.8
1.4i	**G**	**1,360**	**54**	**8.2**	**4.9**	**6.1**	**145**	**73.8**
HDi 70	**D**	**1,398**	**50**	**5.3**	**3.8**	**4.4**	**115**	**72.9**
HDi 70 Sensodrive	D	1,398	50	4.9	3.9	4.3	113	71.3
Citroën Berlingo								
1.4i	**G**	**1,360**	**55**	**9.6**	**6.2**	**7.4**	**175**	**72.4**
HDi 75	**D**	**1,560**	**55**	**6.7**	**4.7**	**5.3**	**140**	**72.1**
Citroën Xsara Picasso								
1.6i 16v	**G**	**1,587**	**80**	**9.5**	**6.0**	**7.3**	**172**	**71.9**
HDi 92	**D**	**1,560**	**66**	**6.5**	**4.3**	**5.1**	**135**	**73.7**
Citroën C4								
1.4i 16v	G	1,360	65	8.7	5.2	6.4	153	71.6
1.6i 16v	**G**	**1,587**	**80**	**9.5**	**5.7**	**7.1**	**169**	**73.1**
HDi 110 FAP	**D**	**1,560**	**80**	**6.0**	**4.0**	**4.7**	**125**	**72.6**
HDi 110 FAP BMP6	D	1,560	80	5.8	3.8	4.5	120	73.2
Citroën C4 Picasso								
1.8i 16v	**G**	**1,749**	**92**	**11.3**	**6.1**	**8.0**	**190**	**73.4**
HDi 110 FAP	**D**	**1,560**	**80**	**7.3**	**5.1**	**5.9**	**155**	**74.2**
HDi 110 FAP BMP6	D	1,560	80	6.8	5.1	5.7	150	72.5
Citroën C5								
1.8i 16v	G	1,749	92	10.4	5.9	7.6	177	71.3
2.0i 16v	**G**	**1,997**	**103**	**11.1**	**6.3**	**8.0**	**190**	**71.2**
HDi 110 FAP	**D**	**1,560**	**80**	**6.8**	**4.5**	**5.4**	**139**	**73.2**
Citroën C6								
3.0i V6	**G**	**2,946**	**155**	**16.3**	**8.2**	**11.2**	**266**	**72.2**
V6 HDi 208 FAP	**D**	**2,720**	**150**	**12.0**	**6.8**	**8.7**	**230**	**70.2**
HDi 173 FAP	D	2,179	125	8.7	5.4	6.6	175	75.0
Citroën C8								
2.0i 16v	**G**	**1,997**	**103**	**12.0**	**7.3**	**9.0**	**213**	**72.4**
HDi 120 AM6/ML6	**D**	**1,997**	**88**	**8.8**	**5.8**	**6.9**	**182**	**72.4/75**
Citroën C-Crosser								
HDi 160 FAP	**D**	**2,179**	**115**	**9.5**	**5.9**	**7.2**	**191**	**74.9**

Bold: the best-selling vehicle in its category (gasoline and diesel version).
Light: vehicle emitting the least CO_2 in its category (gasoline or diesel version).

Peugeot (2007)

	Fuel	Displacement	Horse-power	Consumption			CO_2	Noise
		cc	kW	City	Highway	Combined	g/km	dB(a)
Peugeot 107								
1.0l BVM/BVMP	**G**	**998**	**50**	**5.5**	**4.1**	**4.6**	**109**	**70/72**
1.4l HDi	**D**	**1,398**	**40**	**5.3**	**3.4**	**4.1**	**109**	**71.2**
Peugeot 1007								
1.4l BVM	**G**	**1,360**	**54**	**8.6**	**5.2**	**6.5**	**153**	**73.2**
1.4l HDi	**D**	**1,398**	**50**	**5.8**	**4.1**	**4.7**	**124**	**73.7**
Peugeot 206 (hatchback)								
1.4l	**G**	**1,360**	**55**	**8.8**	**5.0**	**6.4**	**152**	**73.3**
1.4 HDi	**D**	**1,398**	**50**	**5.4**	**3.7**	**4.3**	**112**	**70.9**
Peugeot 207 (hatchback)								
1.4l	**G**	**1,360**	**55**	**8.4**	**5.0**	**6.3**	**150**	**73.6**
1.4 l VTi	G	1,397	70	8.1	5.0	6.1	145	73.7
1.4 HDi	**D**	**1,398**	**50**	**5.8**	**3.8**	**4.5**	**120**	**72.4**
Peugeot 308								
1.4 VTi	G	1,397	70	9.0	5.2	6.5	155	73.7
1.6 VTi	**G**	**1,560**	**88**	**9.3**	**5.2**	**6.7**	**159**	**73.9**
1.6 HDi	D	1,560	66	5.8	3.8	4.5	120	73.2
1.6 HDi FAP	**D**	**1,560**	**80**	**6.0**	**3.9**	**4.7**	**125**	**73.8**
Peugeot 407 (hatchback)								
1.8l	**G**	**1,749**	**92**	**10.5**	**6.0**	**7.7**	**181**	**72.7**
1.6 HDi FAP	D	1,560	80	6.8	4.4	5.3	140	73.5
2.0 HDi BVM FAP	**D**	**1,997**	**100**	**7.7**	**4.9**	**5.9**	**155**	**74.3**
Peugeot 407 Coupé								
2.2l BVM	**G**	**2,230**	**120**	**13.1**	**6.9**	**9.2**	**219**	**74**
2.0 HDi FAP	D	1,997	100	7.8	4.8	5.9	156	73.7
2.7l HDi BVA	**D**	**2,720**	**150**	**11.9**	**6.5**	**8.5**	**226**	**71.6**
Peugeot 4007								
2.2l HDi FAP	**D**	**2,179**	**115**	**9.5**	**5.9**	**7.2**	**191**	**74.9**
Peugeot 607								
2.2l	**G**	**2,230**	**120**	**13.0**	**7.0**	**9.2**	**219**	**73.9**
2.0 HDi BVM FAP	D	1,997	100	8.1	5.0	6.1	160	74.6
2.7l HDi BVA FAP	**D**	**2,720**	**150**	**11.6**	**6.6**	**8.4**	**223**	**72.0**
Peugeot 807								
2.0l BVM	**G**	**1,997**	**103**	**12.0**	**7.3**	**9.0**	**213**	**72.4**
2.0 HDi	D	1,997	88	8.8	5.8	6.9	182	74.6
2.0 HDi FAP	**D**	**1,997**	**100**	**9.0**	**6.0**	**7.1**	**188**	**73.3**
Partner Combispace								
1.4l	**G**	**1,360**	**55**	**9.6**	**6.2**	**7.4**	**175**	**72.4**
1.6l HDi	**D**	**1,560**	**55**	**6.7**	**4.7**	**5.4**	**143**	**73.7**
Expert Tepee								
2.0	**G**	**1,997**	**103**	**13.3**	**8.2**	**10.1**	**241**	**73.3**
1.6 HDi	D	1,560	66	8.4	6.6	7.2	191	74.4
2.0 HDi	**D**	**1,997**	**88**	**9.1**	**6.3**	**7.2**	**194**	**74.9**

Bold: the best-selling vehicle in its category (gasoline and diesel version).
Light: vehicle emitting the least CO_2 in its category (gasoline or diesel version).

Corporate citizenship

PSA Peugeot Citroën is actively committed to enabling people to use their cars responsibly and to delivering the safety performance customers have a right to expect from the Peugeot and Citroën marques. In particular, the Group is deeply dedicated to enabling cars to harmoniously interact with the urban environment.

Building safer cars for everyone

PSA Peugeot Citroën's overriding concern is to ensure the safety of drivers and other road users. Every year, nearly 10% of the Automobile Division's research and development budget is allocated to safety-related programs.

While assertively continuing to develop solutions that help to avoid accidents (primary or active safety) and to reduce their impact when they do occur (secondary or passive safety), the Group is also the European leader in post-accident or tertiary safety systems, with the emergency call system and victim removal instructions for each model.

Moreover, the Group addresses road safety by studying human factors, which play a decisive role in preventing accidents, and by offering efficient driver support systems. It also works closely with public authorities in charge of road infrastructure, proposing a variety of innovations that enhance safety.

For more than 35 years, the accidentology studies conducted by the joint PSA Peugeot Citroën/Renault Laboratory of Accidentology, Biomechanics and the Study of Human Behavior have been helping to improve understanding both of accident causes and outcomes and of how people respond in a crash. These studies show that nearly 40% of the victims of fatal accidents could not have been saved by secondary safety systems alone. This is why the Group's research focuses on primary safety and ways of avoiding accidents altogether.

Primary safety

Accident avoidance systems

Capitalizing on its recognized expertise in suspensions, steering, braking and other chassis systems, PSA Peugeot Citroën designs cars that are naturally safe to drive, with technology that compensates, to the extent possible, for bad driving, faulty infrastructure and adverse weather conditions.

To attenuate the consequences of certain emergency situations, the Group continues to offer such driver assistance technologies as anti-blocking systems (ABS), which are now standard on every model, emergency braking assist (EBA), and electronic stability programs (ESP), which help drivers maintain control even in a skid. ESP technology continued to be extended in 2007 and is now standard on all mid-sized and upper-range Peugeots and Citroëns.

In addition, certain models come with such efficient, practical innovations as Xenon dual-function directional headlights or the Group's exclusive lane departure warning system, which alerts an inattentive driver by causing the seat to vibrate on the side the lane was crossed.

Improved knowledge of postural ergonomics is designed into new car projects, in a commitment to delivering exceptional accessibility, visibility and other comfort and safety features, regardless of occupant age or morphology.

Expertise in cognitive ergonomics (i.e. how drivers exchange information with their environment) makes certain that information provided by the vehicle is correctly interpreted by drivers under all conditions, allowing them to focus on safe driving.

Track tests

PSA Peugeot Citroën operates two test centers capable of reproducing every imaginable set of driving conditions and of subjecting cars to maximum constraints to ensure extremely high levels of safety. In all these areas, PSA Peugeot Citroën engineers have access to world-class expertise and facilities, such as the Belchamp Test Center's multi-grip track and its roadhandling track, used to develop electronic stability program (ESP) and acceleration skid control (ASR) systems. These tracks can recreate all types of road conditions to validate ongoing vehicle improvements. Thanks to the Belchamp's safety test field, which came on stream in 2004, the Group now has a wide range of efficient, compatible equipment and systems capable of reproducing, safely and under laboratory conditions, a full array of threatening situations and driver responses.

When an accident cannot be avoided, Peugeot and Citroën cars afford protection that is best-in-class worldwide.

Secondary safety: setting the standard worldwide

In crash tests, Euro NCAP has awarded the maximum five stars to 11 Peugeot and Citroën models, ranking the Group among the world's best in secondary safety. The Citroën C4 Picasso earned the five-star rating in 2006, and the Peugeot 207 CC and Peugeot 308 in 2007.

Platforms and structures designed for protection

From the initial design of the shared platforms throughout the vehicle development process, passive safety is an absolute priority. This ensures that regardless of the type of collision—frontal, side, rear or even rollovers—structural components resist impact and absorb energy to provide a high degree of protection for occupants. In this way, the passenger compartment acts as a survival cell, fitted with sophisticated restraint devices.

Efficient restraint systems to protect occupants

Vehicle occupants have to enjoy maximum protection, regardless of their age or where they are seated. Isofix attachment points allow easy and efficient installation of child seats, seatbelt load-limiting retractors are calibrated at 450kg, and airbags with dual energy levels equip some models. Everything is calculated to maximize protection for everyone in the vehicle. Already fitted on front seat-belts, load-limiting retractors are now gradually being installed for back seats as well. These systems adjust occupant restraints while limiting pressure on the chest to reduce the frequency of thoracic and abdominal injuries. In particular, they provide better protection for elderly persons involved in serious accidents.

Accidentology data show that even today, nearly 15% of accident fatalities involve people who were not wearing seatbelts. Any means of encouraging people to fasten their seatbelts therefore leads to a real increase in safety. One system consists of driver reminders that a seatbelt is not fastened. If the driver's belt is unfastened, he or she is alerted by a warning sound and light for more than 90 seconds as soon as the vehicle reaches a certain speed. An unbuckled front passenger belt is signaled by a warning but only if someone is in the seat, to avoid bothering the driver when no passenger is aboard. Rear seat buckle-up reminders are also gradually being introduced across all the model ranges. All of these systems play an important role in passenger safety and are now offered on a growing number of Peugeot and Citroën models.

The need to protect pedestrians is also built into each new vehicle project. While active safety systems-which help to avoid hitting a pedestrian-are obviously the most effective, each car's architecture and styling are carefully designed to attenuate the effects of such an impact. Hoods, bumpers and lower skirts are tested to make pedestrian contact as harmless as possible. This imposes considerable constraints on the development process, which must also take other potential types of collision into account. Thanks to its new active hood, which lifts up upon collision to cushion the impact of the pedestrian's head, the Citroën C6 was the first car in Europe to earn a record four stars in pedestrian protection tests conducted by Euro NCAP, an independent organization that assesses vehicle passenger protection. In 2006, the Peugeot 207 became the Group's first car to be certified in compliance with the European directive on pedestrian protection.

Tertiary safety: leading the way in Europe

The emergency call system

The emergency call system is continuing to be deployed across the model lineup. In the event of a medical emergency or other threatening incident in the car, occupants can alert a dedicated assistance center simply by pressing the SOS button. In the case of a collision, the same alert is sent automatically. In the case of a collision, the same alert is sent automatically. Thanks to the car's GPS system and onboard GSM mobile phone, assistance personnel can pinpoint the car's location, even if the driver is unconscious. The system shortens response times, thereby considerably enhancing the effectiveness of emergency services. According to the European Commission, equipping every vehicle on the road with such a system would save 2,500 lives a year in Europe.

As of year-end 2007, more than 430,000 Peugeot and Citroën vehicles equipped with the emergency call system were on the road in the nine European countries where the Premium service is open (France, Germany, Italy, Spain, Belgium, Luxembourg, the Netherlands, Portugal and Austria)*.

Promoting road safety

PSA Peugeot Citroën remains as actively involved as ever in making roads safer, by devoting much of its research to improving safety for everyone on the road. In addition to technical advances, the Group focuses part of its corporate citizenship policies on a variety of experimental programs designed to teach people safer, more responsible driving habits.

Supporting responsible driving initiatives

Working with schools to enhance young people's awareness of safe driving

PSA Peugeot Citroën has initiated and participates in programs to support the teaching of road safety awareness in schools. In 2007, for example, the Group allocated part of its budget to awareness building programs in the United Kingdom, Argentina, Brazil, China and France. Examples include a walking bus in Coventry, England to accompany children to school, the reprinting of 150,000 copies of a child car safety brochure distributed in all the major Chinese cities, and a road safety exhibition in a "science truck" in China. In France, children of employees can participate in a number of road safety awareness programs, including safe driving courses. In 2007, the Sochaux plant led an awareness program for primary school children.

Helping young people understand the dangers of driving under the influence

Since 1999, PSA Peugeot Citroën has supported Voiture & Co., a suburban Paris-based association that finds rides for party-goers with drivers who have first passed one of the association's breathalyzer tests. If no drivers are available, people are taken home in cars provided by the Group as part of its sponsorship. In 2007, Voiture & Co. offered its services during some 150 parties or festivals. As part of its road safety commitment, the Sochaux plant also provides cars to an association offering rides home for young partygoers.

* *In all, more than 540,000 cars equipped with the emergency call system are on the road in the 27-country Europe. Outside the nine Premium service countries, the system calls 112, the European emergency number, which does not support GPS localization.*

Changing driver behavior

PSA Peugeot Citroën regularly organizes road safety quizzes, contests for children of employees, conferences and other awareness-building campaigns and events at its plants and offices in France. In 2007, for example the La Garenne-Colombes facility organized three conferences, including one by a medical examiner, which were attended by the Courbevoie police department, the Paris Police Department road safety unit and the Prévention routière road safety association. Employees of the facility were also offered the opportunity to use a driving simulator and motorcycle demonstrators. In addition, just before employees leave on summer vacation, inspection stations are installed in facility parking lots so that they can check their headlights, windshield wipers and tire pressure. In 2007, these free inspections were offered at the Valenciennes, Mulhouse, Rennes, Hordain and Caen sites.

Another awareness-building initiative involves exercises conducted in partnership with local fire-fighters to learn how to free people trapped in vehicles after an accident. The cars used in the exercises, which were carried out in Vesoul and Metz, France; Mangualde, Portugal; and Palomar, Argentina, were supplied by the Group.

Fostering the acquisition of good driving practices

Improving driving skills with the Safe Driving program

In France, PSA Peugeot Citroën organized employee safe driving courses at the Tremery, Valenciennes, Poissy, Aulnay and other facilities throughout the year, and especially during the country's National Road Safety Week in October.

Employee events organized during the year at the Poissy office center included 1) a dispensary booth presenting a method for diagnosing sleep disorders and loss of alertness, along with information on the risks of taking certain drugs while driving; 2) a Road Safety booth staffed with police officers and a Red Cross booth presenting protection/alert procedures, the recovery position and CPR techniques; and 3) two French traffic code courses led by Sergeant Jean-Pierre Urena, the local Road Safety Officer. These programs, which are often conducted in partnership with associations like Prévention Routière and/or representatives from the French national police, are included in the Local Sponsorship and Social Responsibility Plans implemented by Group facilities every year.

Employees at the Vesoul, Mulhouse and Rennes facilities and their families were also offered safe driving courses, combining classroom study and on-the-road exercises in such areas as safe following distances, braking distances, safe curving speeds, collision avoidance, skids and vehicle dynamics. Other classes, like those at Vesoul that focus on staying alert at the wheel, are also offered as part of the local Departmental Road Safety Action Plan (PDASR). In the Paris suburbs, the Saint-Ouen facility organized a safe driving course with Centaure IDF, a local association.

These courses may be attended by employees, their families and, depending on the location, people from the local community.

Bulletin boards and brochures are also used to keep employees informed of first-aid techniques and changes in traffic regulations.

Following on from symposia held in China, Brazil and Argentina, the Group continued to lead road safety discussion groups in China, supported training centers, participated in television shows and posted practical advice on the corporate website.

In Resende, Brazil, the Group continued to team with the Global Road Safety Partnership to lead initiatives to raise awareness of road safety, especially during periods such as Carnival or the beginning of the new school year. In partnership with DENATRAN, Brazil's national traffic department, and DENATRAN/RJ, the Rio de Janeiro state traffic department, PSA Peugeot Citroën sponsored and distributed 20,000 brochures on child passenger protection and safety.

In Argentina, the Group organized ten road safety seminars, led by a well-known local journalist and attended by 1,600 people. In addition, Peugeot launched a 10-point Peugeot Road Safety program on its www.seguridadpeugeot.ar website.

Contents

PSA Peugeot Citroën Group

Consolidated Financial Statements at December 31, 2007

Consolidated Statements of Income

(in millions of euros)	2007 Manufacturing and sales companies	Finance companies	Eliminations	Total
Sales and revenue (note 5)	**59,069**	**1,999**	**(455)**	**60,613**
Cost of goods and services sold	(47,826)	(1,064)	455	(48,435)
Selling, general and administrative expenses	(8,027)	(327)	-	(8,354)
Research and development expenses (note 8)	(2,072)	-	-	(2,072)
Recurring operating income	**1,144**	**608**	**-**	**1,752**
Non-recurring operating income and (expenses) (note 9)	(632)	-	-	(632)
Operating income	**512**	**608**	**-**	**1,120**
Interest income (note 10)*	283	-	-	283
Finance costs (note 11)*	(306)	-	-	(306)
Other financial income and (expenses), net (note 12)	(16)	(1)	-	(17)
Income before tax of fully consolidated companies	**473**	**607**	**-**	**1,080**
Current taxes	(218)	(149)	-	(367)
Deferred taxes	102	(37)	-	65
Income taxes (note 13)	**(116)**	**(186)**	**-**	**(302)**
Share in net earnings (losses) of companies at equity (note 17)	48	-	-	48
Consolidated profit (loss) for the year	**405**	**421**	**-**	**826**
Attributable to equity holders of the parent	*467*	*418*	-	*885*
Attributable to minority interests	*(62)*	*3*	-	*(59)*

(in euros)	
Basic earnings per €1 par value share (note 14)	3.88
Diluted earnings per €1 par value share (note 14)	3.86

* *Financial income and expenses on interest rate swaps are shown on a net basis for the three periods presented.*

	2006				2005			
	Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
	55,198	**1,761**	**(365)**	**56,594**	**54,887**	**1,656**	**(276)**	**56,267**
	(44,758)	(833)	365	(45,226)	(43,790)	(739)	276	(44,253)
	(7,908)	(324)	-	(8,232)	(7,858)	(310)	-	(8,168)
	(2,017)	-	-	(2,017)	(1,906)	-	-	(1,906)
	515	**604**	**-**	**1,119**	**1,333**	**607**	**-**	**1,940**
	(808)	-	-	(808)	(334)	2	-	(332)
	(293)	**604**	**-**	**311**	**999**	**609**	**-**	**1,608**
	178	-	-	178	157	-	-	157
	(234)	-	-	(234)	(219)	-	-	(219)
	(48)	(1)	-	(49)	(15)	(1)	-	(16)
	(397)	**603**	**-**	**206**	**922**	**608**	**-**	**1,530**
	(101)	(178)	-	(279)	(189)	(178)	-	(367)
	150	(27)	-	123	(89)	(29)	-	(118)
	49	**(205)**	**-**	**(156)**	**(278)**	**(207)**	**-**	**(485)**
	20	-	-	20	(47)	-	-	(47)
	(328)	**398**	**-**	**70**	**597**	**401**	**-**	**998**
	(211)	*394*	-	*183*	*639*	*398*	-	*1,037*
	(117)	*4*	-	*(113)*	*(42)*	*3*	-	*(39)*
				0.80				4.50
				0.80				4.49

Consolidated Balance Sheet - Assets

(in millions of euros)	December 31, 2007 Manufacturing and sales companies	Finance companies	Eliminations	Total
Goodwill (note 15)	1,488	75	-	1,563
Intangible assets (note 15)	3,885	94	-	3,979
Property, plant and equipment (note 16)	14,652	44	-	14,696
Investments in companies at equity (note 17)	725	12	-	737
Investments in non-consolidated companies (note 18)	47	3	-	50
Other non-current financial assets (note 19)	1,121	47	-	1,168
Other non-current assets (note 20)	126	1	-	127
Deferred tax assets (note 13)	428	37	-	465
Total non-current assets	**22,472**	**313**	**-**	**22,785**
Operating assets				
Loans and receivables - finance companies (note 21)	-	23,393	(170)	23,223
Short-term investments - finance companies (note 22)	-	3,310	-	3,310
Inventories (note 23)	6,913	-	-	6,913
Trade receivables - manufacturing and sales companies (note 24)	2,857	-	(157)	2,700
Current taxes (note 13)	169	37	(44)	162
Other receivables (note 25)	1,782	772	(134)	2,420
	11,721	**27,512**	**(505)**	**38,728**
Current financial assets (note 26)	**1,483**	**-**	**-**	**1,483**
Cash and cash equivalents (note 27)	**5,185**	**943**	**(149)**	**5,979**
Total current assets	**18,389**	**28,455**	**(654)**	**46,190**
Total assets	**40,861**	**28,768**	**(654)**	**68,975**

Consolidated Balance Sheet - Equity and liabilities

(in millions of euros)	December 31, 2007 Manufacturing and sales companies	Finance companies	Eliminations	Total
Equity (note 28)				
Share capital				234
Treasury stock				(271)
Retained earnings and other accumulated equity, excluding minority interests				14,282
Minority interests				310
Total equity				**14,555**
Non-current financial liabilities (note 31)	4,294	-	-	4,294
Other non-current liabilities (note 32)	2,886	1	-	2,887
Non-current provisions (note 29)	1,109	23	-	1,132
Deferred tax liabilities (note 13)	1,689	364	-	2,053
Total non-current liabilities	**9,978**	**388**	**-**	**10,366**
Operating liabilities				
Financing liabilities (note 33)	-	24,670	(148)	24,522
Current provisions (note 29)	2,132	29	-	2,161
Trade payables	10,600	-	(29)	10,571
Current taxes (note 13)	158	55	(44)	169
Other payables (note 34)	4,241	732	(292)	4,681
	17,131	**25,486**	**(513)**	**42,104**
Current financial liabilities (note 31)	**2,091**	**-**	**(141)**	**1,950**
Total current liabilities	**19,222**	**25,486**	**(654)**	**44,054**
Total equity and liabilities				**68,975**

December 31, 2006				December 31, 2005			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
1,488	75	-	1,563	1,614	75	-	1,689
3,947	87	-	4,034	3,886	78	-	3,964
15,221	47	-	15,268	14,909	48	-	14,957
687	12	-	699	699	-	-	699
53	-	-	53	45	1	-	46
1,321	47	-	1,368	1,940	46	-	1,986
96	1	-	97	95	-	-	95
499	36	-	535	579	31	-	610
23,312	**305**	**-**	**23,617**	**23,767**	**279**	**-**	**24,046**
-	22,802	(99)	22,703	-	22,341	(103)	22,238
-	2,818	-	2,818	-	2,709	-	2,709
6,826	-	-	6,826	6,889	-	-	6,889
3,043	-	(193)	2,850	3,097	-	(166)	2,931
210	29	(26)	213	180	18	(42)	156
1,719	617	(68)	2,268	1,694	642	(60)	2,276
11,798	**26,266**	**(386)**	**37,678**	**11,860**	**25,710**	**(371)**	**37,199**
1,132	**-**	**-**	**1,132**	**1,214**	**-**	**-**	**1,214**
6,339	**620**	**(292)**	**6,667**	**6,351**	**635**	**(230)**	**6,756**
19,269	**26,886**	**(678)**	**45,477**	**19,425**	**26,345**	**(601)**	**45,169**
42,581	**27,191**	**(678)**	**69,094**	**43,192**	**26,624**	**(601)**	**69,215**

December 31, 2006				December 31, 2005			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
			235				235
			(261)				(220)
			13,744				13,889
			388				542
			14,106				**14,446**
4,125	-	-	4,125	3,826	-	-	3,826
2,759	-	-	2,759	2,352	2	-	2,354
1,383	23	-	1,406	1,527	17	-	1,544
1,854	329	-	2,183	2,086	281	-	2,367
10,121	**352**	**-**	**10,473**	**9,791**	**300**	**-**	**10,091**
-	23,259	(215)	23,044	-	22,928	(171)	22,757
1,747	38	-	1,785	1,582	53	-	1,635
10,481	-	(25)	10,456	10,240	-	(30)	10,210
152	43	(26)	169	100	79	(42)	137
4,075	847	(261)	4,661	4,155	844	(226)	4,773
16,455	**24,187**	**(527)**	**40,115**	**16,077**	**23,904**	**(469)**	**39,512**
4,551	**-**	**(151)**	**4,400**	**5,298**	**-**	**(132)**	**5,166**
21,006	**24,187**	**(678)**	**44,515**	**21,375**	**23,904**	**(601)**	**44,678**
			69,094				**69,215**

Consolidated Statements of Cash Flows

	2007			
(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
Consolidated profit (loss) for the year	**405**	**421**	**-**	**826**
Adjustments for:				
- Depreciation, amortization and impairment	3,559	14	-	3,573
- Non-current provisions	(227)	1	-	(226)
- Changes in deferred tax	(114)	38	-	(76)
- (Gains) losses on disposals and other	(94)	-	-	(94)
Share in net (earnings) losses of companies at equity, net of dividends received	(46)	-	-	(46)
Revaluation adjustments taken to equity and hedges of debt	32	1	-	33
Working capital provided by operations	**3,515**	**475**	**-**	**3,990**
Changes in operating assets and liabilities (note 35.2)	920	37	134	1,091
Net cash from (used in) operating activities	**4,435**	**512**	**134**	**5,081**
Proceeds from disposals of shares in consolidated companies	-	-	-	-
Proceeds from disposals of investments in non-consolidated companies	11	-	-	11
Acquisitions of shares in consolidated companies	-	-	-	-
Investments in non-consolidated companies	(7)	(3)	-	(10)
Proceeds from disposals of property, plant and equipment	148	9	-	157
Proceeds from disposals of intangible assets	8	-	-	8
Investments in property, plant and equipment	(1,924)	(13)	-	(1,937)
Investments in intangible assets	(789)	(14)	-	(803)
Change in amounts payable on fixed assets	(132)	-	-	(132)
Other	(148)	1	-	(147)
Net cash from (used in) investing activities	**(2,833)**	**(20)**	**-**	**(2,853)**
Dividends paid:				
- To Peugeot S.A. shareholders	(309)	-	-	(309)
- Intragroup	157	(157)	-	-
- To minority shareholders of subsidiaries	(11)	-	-	(11)
(Purchases) sales of treasury stock	(23)	-	-	(23)
Changes in other financial assets and liabilities (note 35.4)	(559)	-	8	(551)
Other	-	-	-	-
Net cash from (used in) financing activities	**(745)**	**(157)**	**8**	**(894)**
Effect of changes in exchange rates	(22)	(12)	1	(33)
Net increase (decrease) in cash and cash equivalents	**835**	**323**	**143**	**1,301**
Net cash and cash equivalents at beginning of year	4,308	620	(292)	4,636
Net cash and cash equivalents at end of year (note 35.1)	**5,143**	**943**	**(149)**	**5,937**

2006				2005			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
(328)	**398**	**-**	**70**	**597**	**401**	**-**	**998**
3,686	12	-	3,698	3,187	12	-	3,199
(148)	(1)	-	(149)	(257)	2	-	(255)
(139)	29	-	(110)	96	30	-	126
(54)	2	-	(52)	6	(1)	-	5
(17)	-	-	(17)	51	-	-	51
11	4	-	15	(2)	-	-	(2)
3,011	**444**	**-**	**3,455**	**3,678**	**444**	**-**	**4,122**
424	(234)	(37)	153	(289)	(148)	(48)	(485)
3,435	**210**	**(37)**	**3,608**	**3,389**	**296**	**(48)**	**3,637**
2	-	-	2	23	-	-	23
-	-	-	-	2	-	-	2
(1)	-	-	(1)	(8)	-	-	(8)
(19)	(13)	-	(32)	(2)	(1)	-	(3)
155	6	-	161	54	9	-	63
3	-	-	3	5	-	-	5
(2,520)	(11)	-	(2,531)	(2,862)	(11)	-	(2,873)
(937)	(16)	-	(953)	(939)	(20)	-	(959)
(101)	-	-	(101)	(111)	-	-	(111)
(54)	-	-	(54)	(35)	-	-	(35)
(3,472)	**(34)**	**-**	**(3,506)**	**(3,873)**	**(23)**	**-**	**(3,896)**
(309)	-	-	(309)	(310)	-	-	(310)
161	(161)	-	-	96	(96)	-	-
(6)	(32)	-	(38)	(19)	(5)	-	(24)
(39)	-	-	(39)	(198)	-	-	(198)
205	-	(23)	182	11	(150)	25	(114)
-	-	-	-	-	-	-	-
12	**(193)**	**(23)**	**(204)**	**(420)**	**(251)**	**25**	**(646)**
45	2	(2)	45	34	3	(2)	35
20	**(15)**	**(62)**	**(57)**	**(870)**	**25**	**(25)**	**(870)**
4,288	635	(230)	4,693	5,158	610	(205)	5,563
4,308	**620**	**(292)**	**4,636**	**4,288**	**635**	**(230)**	**4,693**

Consolidated Statements of Changes in Equity

(in millions of euros)	Equity	Minority interests	Share capital	Treasury stock	Retained earnings and other accumulated equity, excluding minority interests	Retained earnings, excluding minority interests	Revaluations – excluding minority interests: Cash flow hedges	"Available-for-sale securities"	Translation adjustment
At December 31, 2004	**13,703**	**585**	**243**	**(431)**	**13,306**	**13,163**	**29**	**127**	**(13)**
Change in accounting policy (note 2)	26	-	-	-	26	26	-	-	-
At January 1, 2005	**13,729**	**585**	**243**	**(431)**	**13,332**	**13,189**	**29**	**127**	**(13)**
Consolidated profit (loss) for the year	998	(39)	-	-	1,037	1,037	-	-	-
Revaluations taken to profit or loss	(59)	-	-	-	(59)	-	(29)	(30)	-
Revaluations taken to equity	298	20	-	-	278	-	5	77	196
Measurement of stock options	12	-	-	-	12	12	-	-	-
Comprehensive income*					***1,268***				
Effect of changes in scope of consolidation	-	-	-	-	-	-	-	-	-
Treasury stock (note 28.4)	(198)	-	(8)	211	(401)	(401)	-	-	-
Dividends paid (€1.35 per €1 par value share)	(334)	(24)	-	-	(310)	(310)	-	-	-
At December 31, 2005	**14,446**	**542**	**235**	**(220)**	**13,889**	**13,527**	**5**	**174**	**183**
Consolidated profit (loss) for the year	70	(113)	-	-	183	183	-	-	-
Revaluations taken to profit or loss	(25)	-	-	-	(25)	-	(6)	(19)	-
Revaluations taken to equity	(14)	(6)	-	-	(8)	2	33	64	(107)
Measurement of stock options	12	-	-	-	12	12	-	-	-
Comprehensive income*					***162***				
Effect of changes in scope of consolidation	3	3	-	-	-	-	-	-	-
Treasury stock (note 28.4)	(39)	-	-	(41)	2	2	-	-	-
Dividends paid (€1.35 per €1 par value share)	(347)	(38)	-	-	(309)	(309)	-	-	-
At December 31, 2006	**14,106**	**388**	**235**	**(261)**	**13,744**	**13,417**	**32**	**219**	**76**
Consolidated profit (loss) for the year	826	(59)	-	-	885	885	-	-	-
Revaluations taken to profit or loss	(22)	-	-	-	(22)	-	(22)	-	-
Revaluations taken to equity	(14)	1	-	-	(15)	(7)	33	(31)	(10)
Measurement of stock options	12	1	-	-	11	11	-	-	-
Comprehensive income*					***859***				
Effect of changes in scope of consolidation	(10)	(10)	-	-	-	-	-	-	-
Treasury stock (note 28.4)	(23)	-	(1)	(10)	(12)	(12)	-	-	-
Dividends paid (€1.35 per €1 par value share)	(320)	(11)	-	-	(309)	(309)	-	-	-
At December 31, 2007	**14,555**	**310**	**234**	**(271)**	**14,282**	**13,985**	**43**	**188**	**66**

** Comprehensive income includes all changes in equity resulting from transactions with non-shareholder third parties.*

Notes to the Consolidated Financial Statements at December 31, 2007

▫ Context

The consolidated financial statements for 2007 including explanatory notes were approved for issue by the Managing Board of Peugeot S.A. on February 6, 2008.

▫ Note 1 - Accounting policies

The Group's consolidated financial statements for 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union.

International Financial Reporting Standards include IFRS and IAS (International Accounting Standards) and the related interpretations as prepared by the International Financial Reporting Interpretations Committee (IFRIC).

The Group has applied all new standards, interpretations and amendments issued by the IASB whose application was mandatory within the European Union as of January 1, 2007. The two standards that affect the Group did not give rise to any restatements of prior year comparatives because they only impact the nature of the disclosures in the financial statements, and not the accounting policies applied:

- **IFRS 7—Financial Instruments: Disclosures** introduces new disclosure requirements that enable users of financial statements to evaluate the significance of financial instruments in an entity's financial statements, as well as the nature and extent of the risks arising from their use. The majority of these disclosures were already provided in the Group's 2006 financial statements. However, they have been further enriched in the 2007 financial statements to ensure compliance with the new standard.
- **Amendment to IAS 1: Capital Disclosures** introduces further disclosure requirements concerning the Group's objectives and processes for managing capital, which are presented in note 28—Equity.

At December 31, 2007, the only standard or interpretation endorsed by the European Union and effective for accounting periods beginning in or after 2008 that the Group has chosen to early adopt is IFRS 8.

- **IFRS 8—Operating Segments** requires segment information to be presented in line with the indicators used internally by Management to measure Group performance. The business segments identified in accordance with the new standard are the same as those previously determined under IAS 14—Segment Information, and are presented in note 4 along with the corresponding adjusted comparative data.
- **IFRIC 11—IFRS 2: Group and Treasury Share Transactions** is the only other standard or interpretation endorsed by the European Union whose application is mandatory for accounting periods beginning on or after March 1, 2007. However, this interpretation is not applicable to the Group.

1.1. Consolidation

The generic name PSA Peugeot Citroën refers to the group of companies of which Peugeot S.A. is the parent.

The financial statements of Peugeot S.A. and companies in which Peugeot S.A. directly or indirectly exercises exclusive control are fully consolidated.

Companies in which Peugeot S.A. directly or indirectly exercises joint control or significant influence over operating and financial policies are included in the consolidated financial statements using the equity method.

Certain companies meeting the above principles have not been consolidated because they do not meet any of the following minimum requirements:

- Sales and revenue: €50 million;
- Total assets: €20 million;
- Net debt: €5 million.

Investments in these companies are recorded under "Investments in non-consolidated companies". Their consolidation would not have a material impact on the consolidated financial statements.

All significant intragroup transactions are eliminated in consolidation.

1.2. Translation of the financial statements of foreign subsidiaries

A. Standard method

The PSA Peugeot Citroën's functional currency is the euro (€), which is also the presentation currency in the consolidated financial statements. The functional currency of most foreign subsidiaries is their local currency, corresponding to the currency in which the majority of their transactions are denominated. The balance sheets of these subsidiaries are translated at the year-end exchange rate and their income statements are translated on a monthly basis at the average exchange rate for each month. Gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in equity under "Translation adjustment". Goodwill arising on the acquisition of these subsidiaries is measured in their functional currency.

B. Specific method

The functional currency of some subsidiaries outside the euro zone is considered to be the euro because the majority of their transactions are denominated in this currency. Non-monetary items in these subsidiaries' accounts are translated at the historical exchange rate and monetary items at the year-end rate. The resulting translation gains and losses are recognized directly in profit or loss.

1.3. Translation of transactions in foreign currencies

Transactions in foreign currencies are measured and recognized in accordance with IAS 21—The Effects of Changes in Foreign Exchange Rates. In compliance with this standard, transactions in foreign currencies are translated into the subsidiary's functional currency at the exchange rate on the transaction date. At each balance sheet date, monetary items are translated at the closing rate and the resulting exchange difference is recognized in profit or loss, as follows:
- in recurring operating income, for commercial transactions carried out by all Group companies and for financing transactions carried out by the Banque PSA Finance group;
- in interest income or finance costs for financial transactions carried out by the manufacturing and sales companies.

Derivative instruments are measured and recognized in accordance with the general principles described in note 1.14.D. Derivative instruments designated as hedges of currency risks on foreign currency transactions are recognized in the balance sheet and remeasured at fair value at each balance sheet date.

The gain or loss from remeasuring derivative instruments at fair value is recognized as follows:
- in recurring operating income, for hedges of commercial transactions carried out by all Group companies and for financing transactions carried out by the Banque PSA Finance group;
- in interest income or finance costs for hedges of financial transactions carried out by the manufacturing and sales companies;
- directly in equity, for hedges of future transactions (for the effective portion of the gain or loss on the hedging instrument). The amount recognized in equity is reclassified into profit or loss when the hedged item affects profit or loss. The ineffective portion is recognized in the income statement under "Financial income and expenses, net".

1.4. Use of estimates and assumptions

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions in order to determine the reported amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the notes to the financial statements relating to contingent assets and liabilities. The estimates and assumptions used are those deemed by Management to be the most pertinent and accurate in view of the Group's circumstances and past experience.

Nevertheless, given the uncertainty inherent in any projections, actual results may differ from initial estimates.

To reduce uncertainty, estimates and assumptions are reviewed periodically, and any changes are recognized immediately.

Estimates and assumptions have a particularly important bearing on the following matters:
- pension obligations;
- provisions (notably as regards new vehicle warranty obligations, restructuring costs and litigation);
- the recoverable amount and useful life of property, plant and equipment and intangible assets;
- the recoverable amount of finance receivables, inventories and other receivables;
- the fair value of derivative financial instruments;
- deferred tax assets;
- sales incentives.

1.5. Sales and revenue

A. Manufacturing and sales companies

(a) Automobile Division

Sales and revenue of the manufacturing and sales companies include revenues from the sale and leasing of vehicles and the sale of other goods and services.

In accordance with IAS 18—Revenue, new vehicle sales are recognized on the date the risks and rewards of ownership are transferred. This corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales. Sales of new vehicles with a buyback commitment are not recognized at the time of delivery but accounted for as operating leases when it is probable that the vehicle will be bought back. This principle applies:
- whatever the duration of the buyback commitment;
- for both direct sales and sales financed by Banque PSA Finance and its subsidiaries.

The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. The vehicle is initially recognized at production cost in property, plant and equipment. Depreciation expense is calculated over the term of the lease by the straight-line method, on the basis of the vehicle's cost less its estimated residual value, representing the anticipated resale price on the used vehicle market. Any additional gain made on the final sale of the vehicle is recognized in the period in which the vehicle is sold on the used car market. If the total difference is a loss, an allowance is booked when the buyback contract is signed.

(b) Automotive Equipment Division

The Automotive Equipment Division performs development work and manufactures or purchases specific toolings to produce parts or modules for programs covered by specific customer orders.

The revenue recognition criteria provided for in IAS 18 are not met in cases where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer. Development work cannot be considered as having being sold under such circumstances. The development costs are recognized in intangible assets (see note 1.11.A) and toolings in property, plant and equipment (see note 1.12.A).

If the contract includes a payment guarantee, the development costs are recognized in inventories and work-in-progress. The corresponding revenue is recognized when the customer signs off on each technical phase.

B. Finance companies

The activity of the Group's finance companies is to provide wholesale financing to dealer networks and to finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing. The different forms of financing are treated as lending transactions and are recognized in the balance sheet in the amount of the Banque PSA Finance group's net financial commitment (see note 1.14.A). Sales financing revenues are recorded using the yield-to-maturity method, so as to recognize a constant rate of interest over the life of the loan.

1.6. Sales incentives

The cost of current and future sales incentive programs is accrued on the basis of historical costs for the previous three months, determined country per country, and charged against profit for the period in which the corresponding sales were recognized. In cases where the cost of the program varies according to sales, it is deducted from sales and revenue.

The Group's incentive programs include retail financing granted at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale.

1.7. Product warranty costs

A provision is recorded to cover the estimated cost of vehicle and spare parts warranties at the time of sale to independent dealer networks or end customers. Revenues from the sale of extended warranties or maintenance contracts are recognized over the period during which the service is provided.

1.8. Research and development expenses

Under IAS 38 – Intangible Assets, research expenditure is recognized as an expense, while development expenditure is recognized as an intangible asset when certain conditions are met (see note 1.11.A).

In accordance with this standard, all research costs and all development expenditure other than those described in note 1.11.A are recognized as an expense for the period in which they are incurred.

1.9. Recurring operating income and operating income

The Group uses recurring operating income (previously called "operating margin") as its main business performance indicator. Recurring operating income is equal to consolidated profit or loss before:

- non-recurring operating income and expenses, which consist mainly of:
  - restructuring and early-termination plan costs,
  - profits and losses and movements on provisions covering highly unusual events;
- net financial income or expense, which includes:
  - interest income including the impact of interest rate and currency hedges,
  - finance costs including the impact of interest rate and currency hedges,
  - other net financial income and expenses;
- current and deferred taxes;
- share in net earnings of companies at equity.

Operating income is equal to consolidated profit or loss before:

- net financial income or expense;
- current and deferred taxes;
- share in net earnings of companies at equity.

1.10. Goodwill

Goodwill is the excess of the cost of shares in a consolidated company, including transaction expenses, over the Group's equity in the fair value at the acquisition date of the identifiable assets and liabilities acquired.

In accordance with IFRS 3—Business Combinations, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to cash generating units (CGU), defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where goodwill is also allocated to a distinct geographic area, impairment tests are carried out at this more detailed level. The methods used to measure the recoverable amount of CGUs is described in note 1.13. Any impairment losses are deducted from consolidated profit for the year.

Goodwill attributable to acquisitions of equity-accounted companies is included in "Investments in companies at equity", and is tested for impairment at the level of the corresponding investments.

1.11. Intangible assets

A. Research and development expenditure

Under IAS 38—Intangible Assets, development expenditure is recognized as an intangible asset if the entity can demonstrate in particular:

- its intention to complete the intangible asset and use or sell it, as well as the availability of adequate technical, financial and other resources for this purpose;
- that it is probable that the future economic benefits attributable to the development expenditure will flow to the entity;
- that the cost of the asset can be measured reliably.

(a) Automobile Division

Development expenditure on vehicles and mechanical parts (engines and gearboxes) incurred between the project launch (corresponding to the styling decision for vehicles) and the start-up of pre-series production is recognized in intangible assets. It is amortized from the start-of-production date over their useful lives: up to a maximum of seven years for vehicles and a period of ten years for mechanical parts. The capitalized amount includes payroll costs of personnel directly assigned to the project, the cost of prototypes and the cost of external services related to the project. These costs do not include any overhead or indirect expense, such as rent, building depreciation and information system utilization costs. The capitalized costs also include the portion of qualifying development expenditure incurred by PSA Peugeot Citroën under cooperation agreements that is not billed to the partner. All development expenditure billed to PSA Peugeot Citroën by its partners under cooperation agreements is also capitalized. As from 2007, all development expenditure incurred to develop mechanical parts compliant with new pollution abatement standards are monitored on a project-by-project basis and consequently, are capitalized.

(b) Automotive Equipment Division

Development work is undertaken for all programs covered by specific customer orders. Where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer, the costs incurred during the period between the customer's acceptance of the commercial offer and the start-of-production date of the parts or modules are recognized in intangible assets. The intangible asset is amortized based on the quantity of parts delivered to the customer, provided that accumulated amortization at each year-end does not represent less than the amount that would be recognized if the asset were amortized on a straight-line basis over five years. If the contract includes a payment guarantee, the development expenditure is recognized in inventories and work-in-progress.

Other research and development expenditure is recognized as an expense for the period in which it is incurred (see note 1.8).

B. Other internally-developed or purchased intangible assets

The portion of development costs relating to software for internal use that corresponds to directly attributable internal or external costs necessary to create the software or improve its performance is recognized as an intangible asset when it is probable that these costs will generate future economic benefits. The capitalized costs are amortized over the estimated useful life of the software, ranging from four to twelve years. Other software acquisition and development costs are expensed as incurred.

Other intangible assets (consisting principally of patents and trademarks) are amortized on a straight-line basis over the estimated period of benefit, not to exceed twenty years.

1.12. Property, plant and equipment

A. Cost

In accordance with IAS 16—Property, Plant and Equipment, property, plant and equipment are stated at acquisition or production cost excluding borrowing costs, and are not revalued.

Investment grants are recognized as a reduction in the cost of the corresponding assets.

Maintenance costs are expensed as incurred.

Leased assets include vehicles leased to retail customers by the Group's leasing companies and vehicles sold with a buyback commitment, which are recognized according to the method described in note 1.5.A.

Assets acquired under finance leases, as defined in IAS 17—Leases, are recognized at an amount equal to the present value of the future lease payments, or to the fair value of the leased property, whichever is lower. A financial liability is recognized in the same amount. The assets are depreciated by applying the method and rates indicated below.

B. Depreciation

(a) Standard method

Depreciation is calculated on a straight-line basis to write off the acquisition or production cost of the assets, less any residual value, over their estimated useful lives. Property, plant and equipment generally have no residual value, except for rental vehicles. The main useful lives of property, plant and equipment are as follows:

(years)	
Buildings	20 - 30
Plant and equipment	4 - 16
Computer equipment	3 - 4
Vehicles and handling equipment	4 - 7
Fixtures and fittings	10 - 20

(b) Specific toolings

In the Automobile Division, specific toolings are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the toolings concerned, due to the frequency of model changes. In the Automotive Equipment Division, specific toolings are depreciated based on the quantity of parts delivered to the customer, provided that accumulated depreciation at each year-end does not represent less than the amount that would be recognized if the asset were depreciated on a straight-line basis over three years. The estimated useful lives of property, plant and equipment are reviewed periodically, particularly whenever a decision is made to halt production of a vehicle or mechanical part.

1.13. Impairment of long-lived assets

In accordance with IAS 36—Impairment of Assets, the recoverable amount of property, plant and equipment and intangible assets is tested for impairment at each balance sheet date, whenever events or changes in circumstances indicate that it might be impaired. The impairment test usually consists in estimating the asset's value in use. Assets with indefinite useful lives must be tested for impairment at least once a year. Goodwill is the only indefinite-lived asset carried in the Group accounts.

Impairment tests are performed at the level of cash generating units (CGUs), which are defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use of CGUs is measured as the net present value of estimated future cash flows. If this value is less than the CGU's carrying amount, an impairment loss is included in income. The impairment loss is first recorded as an adjustment to the carrying amount of any goodwill allocated to the CGU.

The Automobile Division comprises a number of Vehicle CGUs, each corresponding to a vehicle model. The assets included in a Vehicle CGU consist of toolings and other specific plant and equipment used to manufacture the model, as well as capitalized model development expenditure (see note 1.11.A). The Vehicle CGUs and all other fixed assets, including goodwill, together make up the Automobile Division CGU.

In the Automotive Equipment Division, each CGU corresponds to a program and comprises all customer contract-related intangible assets (corresponding to capitalized development costs) and property, plant and equipment. These CGUs are combined in business units (Automotive Seating, Vehicle Interiors, Exhaust Systems and Front Ends) to which support assets and goodwill are allocated.

Within the Banque PSA Finance group, fixed assets used in a given country constitute a homogenous group of assets (CGU).

For Gefco group companies, property, plant and equipment and intangible assets are allocated to either Automotive or Logistical Integration CGUs.

1.14. Financial assets and liabilities

A. Definitions

Under IAS 39, financial assets include loans and receivables, available-for-sale securities, financial assets held for trading and financial assets accounted for using the fair value option. On the balance sheet, these categories correspond to investments in non-consolidated companies (note 16), other non-current financial assets (note 19), loans and receivables—finance companies (note 21), short-term investments—finance companies (note 22), trade receivables—manufacturing and sales companies (note 24), current financial assets (note 26), and cash and cash equivalents (note 27). The Group does not use the "held-to-maturity" asset category.

Financial liabilities as defined by IAS 39 comprise financial liabilities at amortized cost and financial liabilities accounted for using the fair value option. On the balance sheet, these categories correspond to current and non-current financial liabilities (note 31), financing liabilities (note 33) and trade payables.

Financial assets and liabilities with maturities of more than one year at the balance sheet date are classified as non-current. All other assets and liabilities are reported as current.

Financial assets and liabilities are recognized and measured in accordance with IAS 39, which was only partially adopted by the European Commission. However, the Group is not affected by the provisions of IAS 39 which were rejected by the European Union.

B. Recognition and measurement of financial assets

(a) Investments in non-consolidated companies

These represent the Group's shares in companies that are not fully consolidated or accounted for by the equity method. They are shown on the balance sheet at historical cost, which the Group considers is representative of the fair value in the absence of an active market for the shares. An impairment loss is recognized when there is objective evidence of a prolonged decline in value. Fair value is determined by applying the most appropriate financial criteria, considering the specific situation of the company concerned. The most commonly applied criteria are equity in underlying net assets and earnings outlook.

(b) Loans and receivables

Loans and receivables include advances to non-consolidated companies, loans under the French government housing scheme, and other loans and receivables. They are stated at amortized cost, measured by the effective interest method. Their carrying value includes the outstanding principal plus unamortized transaction costs, premiums and discounts. Their recoverable amount is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment losses are recorded in the income statement.

(c) Investments

Investments are classified as available-for-sale or as accounted for using the fair value option.

(c1) Investments classified as available-for-sale

Investments classified as available-for-sale include listed securities that the Group intends to hold on a lasting basis or that can be sold in the short term. They are stated at market value, which the Group considers is representative of fair value. Gains and losses arising from remeasurement at fair value are generally recognized directly in equity. Only impairment losses reflecting a prolonged decline in value are recognized in the income statement.

(c2) Investments accounted for using the fair value option

Assets recorded in this category comprise fixed-income securities hedged by interest rate swaps and unhedged variable-income securities. Any changes in the fair value of these securities are recognized directly in profit or loss for the period, together with the offsetting change in the fair value of the related swaps.

(d) Loans and receivables—finance companies

Loans and receivables reported in the balance sheet correspond to Banque PSA Finance's net financial commitment in respect of the loans and receivables. Consequently, their carrying amount includes the outstanding principal and accrued interest plus the following items (before the effect of hedge accounting):

- commissions paid to referral agents as well as directly attributable administrative expenses incurred with third parties on inception of loans and receivables, which are added to the outstanding principal;
- contributions received from the marques, which are deducted from the outstanding principal;
- unamortized loan set-up costs, which are deducted from the outstanding principal;
- deposits received at the inception of finance leases, which are deducted from the amount financed.

Interest income is allocated by the effective interest method, with the effective interest rate being the rate that exactly discounts estimated future cash receipts through the expected life of the loan.

Finance loans and receivables are generally hedged against interest rate risks. The hedged portion of the loan is remeasured at fair value in accordance with hedge accounting principles. The gains and losses arising from remeasurement at fair value are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument (see note 1.14.D—Derivative instruments).

Finance receivables are tested for impairment when a loss event occurs, corresponding in practice to default on a single installment. Impairment is measured by comparing the receivables' carrying amount to the present value of estimated future cash flows discounted at the effective interest rate.

For retail finance receivables:
- an impairment loss is recognized on sound loans when the borrower defaults on a single installment. Impairment is assessed based on the probability of the outstanding loan being classified as non-performing and on the discounted average loss rate;
- impairment losses on non-performing loans are determined based on the discounted average loss rate, which is used to calculate provisions for credit losses on non-performing and doubtful loans.

For other finance receivables (consisting mainly of wholesale receivables), provisions for known credit risks are determined on a case-by-case basis.

(e) Cash and cash equivalents

Cash and cash equivalents include cash at bank, units in money market funds and other money market securities that are convertible into cash at very short notice and are not exposed to any material risk of impairment in the case of an increase in interest rates. All cash and cash equivalents are measured at fair value.

C. Recognition and measurement of financial liabilities

(a) Financial liabilities at amortized cost

Borrowings and other financial liabilities are generally stated at amortized cost measured using the effective interest method. Items hedged by interest rate swaps are accounted for using fair value hedge accounting. The hedged portion of the financial liability is remeasured at fair value, with changes in fair value due to fluctuations in interest rates taken to profit or loss and offset by the loss or gain arising from remeasurement at fair value of the hedging instrument.

(b) Financial liabilities accounted for using the fair value option

Exceptionally, the fair value option has been applied when it allows for a clearer presentation of the financial statements, namely because changes in the fair value of liabilities are accounted for symmetrically with any changes in the fair value of the derivatives hedging the interest rate risk on such liabilities. In such cases, the fair value of these liabilities reflects the credit risk specific to the issuer.

D. Recognition and measurement of derivative instruments

(a) Standard method

Derivative instruments are stated at fair value. Except as explained below, gains and losses arising from remeasurement at fair value are recognized in profit or loss.

(b) Hedging instruments

Derivative instruments may be designated as hedging instruments in one of two types of hedging relationship:
- fair value hedges, corresponding to hedges of the exposure to changes in fair value of an asset or liability due to movements in interest rates or foreign exchange rates;
- cash flow hedges, corresponding to hedges of the exposure to variability in cash flows from existing or future assets or liabilities.

Derivative instruments qualify for hedge accounting when:
- at the inception of the hedge there is formal designation and documentation of the hedging relationship;
- the effectiveness of the hedge is demonstrated at inception and in each financial reporting period for which the hedge is designated.

The effects of hedge accounting are as follows:
- for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet and measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in profit or loss, and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument;
- for cash flow hedges, the effective portion of the gain or loss arising from remeasurement at fair value of the hedging instruments is recognized directly in equity, since the gain or loss arising from remeasurement at fair value of the hedged portion of the hedge item is not recognized in the balance sheet; the ineffective portion is recognized through profit or loss. The cumulative gains and losses recognized in equity are included in profit or loss when the hedged item affects profit or loss.

1.15. Inventories

Inventories are stated at the lower of cost and net realizable value, in accordance with IAS 2 – Inventories. Cost is determined by the first-in-first-out (FIFO) method and includes direct and indirect production expenses based on a normal level of activity.

The cost of inventories does not include any borrowing costs.

The Automotive Equipment Division performs development work and manufactures or purchases specific toolings to produce parts or modules for programs covered by specific customer orders. When the contract includes a payment guarantee, the development costs are recognized in inventories and work-in-progress and the corresponding revenue is recognized when the customer signs off on each technical phase.

1.16. Deferred taxes

In accordance with IAS 12—Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are only recognized when there is a reasonable expectation that they will materialize.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and companies at equity, except to the extent that both of the following conditions are satisfied:
- the Group is able to control the timing of the reversal of the temporary difference;
- it is probable that the temporary difference will not reverse in the foreseeable future.

In practice:
- for subsidiaries, a deferred tax liability is recognized only in respect of distribution taxes on dividends that will be paid by the subsidiary in the following year by decision of the Group;
- for companies at equity, a deferred tax liability on dividend distributions is recognized for all differences between the tax base of the shares and their carrying amount;
- current tax benefits generated by intragroup provisions and sales are not cancelled by recognizing deferred tax liabilities, except when the difference is considered to be temporary, for example, when the Group plans to divest the subsidiary.

1.17. Provisions

In accordance with IAS 37—Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when, at the balance sheet date, the Group has a present obligation towards a third party; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and no inflow of resources of an equivalent amount is expected. Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan. Discounting adjustments are only recognized when material.

1.18. Pensions and other post-employment benefits

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits (see note 30.1). These benefits are paid under defined contribution and defined benefit plans.

The payments made under defined contribution plans are in full discharge of the Group's liability and are recognized as an expense for the period.

In accordance with IAS 19—Employee Benefits, obligations under defined benefit plans are measured by independent actuaries using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, which is then discounted to present value. The calculations mainly take into account:
- an assumption concerning the expected retirement date;
- an appropriate discount rate;
- an inflation rate;
- assumptions concerning future salary levels and staff turnover rates.

The projected benefit obligation is measured every year for the main plans and every three years for the other plans, except when more frequent valuations are necessary to take into account changes in actuarial assumptions or significant changes in demographic statistics.

Changes in actuarial assumptions and experience adjustments—corresponding to the effects of differences between previous actuarial assumptions and what has actually occurred—give rise to actuarial gains and losses. These gains and losses are recognized in the income statement using the corridor method, which consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed the greater of (i) 10% of the present value of the benefit obligation, and (ii) 10% of the fair value of plan assets, over the remaining service lives of plan participants.

The purpose of external funds is to cover the total projected benefit obligation, including the portion not recognized due to the deferral of actuarial gains and losses. Because actuarial gains and losses are deferred, in some cases the amount of these external funds exceeds the recognized portion of the projected benefit obligation. This leads to the recognition of an asset in "Other non-current assets" in an amount not exceeding the sum of net actuarial losses and unrecognized past service costs.

Other employee benefit obligations recognized in the balance sheet concern:
- long-service awards payable by French and foreign subsidiaries (see note 30.2);
- healthcare costs paid by certain subsidiaries in the United States (note 30.3).

1.19. Options to purchase existing or newly issued shares at an agreed price

Stock options are granted to Group Management and certain employees under equity-settled share-based payment plans. These options are measured at the grant date, i.e., or at the date of approval of the plan by the Managing Board, in accordance with IFRS 2 – Share-based Payment, using the Black & Scholes option pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation.

The fair value of stock options depends in part on their expected life, which the Group considers as corresponding to the average option life, i.e., six years. The compensation expense corresponding to the options' fair value is recognized in personnel costs on a straight-line basis over the period from the grant date to the earliest exercise date (vesting period), with the offsetting adjustment recognized directly in equity.

In accordance with IFRS 2, only those stock options granted after November 7, 2002 but not yet vested at January 1, 2005 are measured and recognized in personnel costs. No compensation expense has therefore been recognized for stock options granted prior to November 7, 2002.

1.20. Treasury stock

All Peugeot S.A. shares held by the Group are recorded at cost as a deduction from equity. Proceeds from sales of treasury stock are taken to equity, so that any disposal gains or losses have no impact on profit.

□ Note 2 – Adjustments to the reported financial statements

Dongfeng Peugeot Citroën Automobile has opted to apply the Accounting Standards for Business Enterprises (ASBE) for its statutory financial statements as from 2007. The work carried out in preparation for the first-time application of this body of standards, which are highly comparable with IFRS, led Dongfeng Peugeot Citroën Automobile to make certain adjustments to the restatements previously applied to reconcile its statutory financial statements with the IFRS financial statements used by the PSA Peugeot Citroën Group to prepare its consolidated financial statements.

These adjustments were already made to the interim financial statements for the six months ended June 30, 2007.

In comparison with the consolidated financial statements issued in February 2007, the impact of these adjustments is a €26 million increase in shareholders' equity at January 1, 2005, and increases of €8 million and €7 million in the share in net earnings of companies at equity for 2005 and 2006 respectively. Basic earnings per share for 2005 and 2006 increased by €0.03.

In accordance with paragraph 23 of IAS 28—Accounting for Investments in Associates, goodwill attributable to acquisitions of equity-accounted companies is included in "Investments in companies at equity". Consequently, goodwill attributable to the acquisition of Dongfeng Peugeot Citroën Automobile and previously recorded in "Goodwill" (note 15) has been reclassified to "Investments in companies at equity" (note 17).

Note 3 – Scope of consolidation

3.1. Number of consolidated companies

A. Number of companies consolidated at year-end

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Fully-consolidated companies			
Manufacturing and sales companies	290	288	310
Finance companies	36	34	33
	326	**322**	**343**
Companies at equity			
Manufacturing and sales companies	37	33	32
Finance companies	1	1	-
	38	**34**	**32**
Consolidated companies at December 31	**364**	**356**	**375**

B. Changes during the year

	2007
Consolidated companies at January 1	**356**
Newly consolidated companies:	
- Automotive equipment companies	14
- Transportation and logistics companies	3
- Other manufacturing and sales companies	2
- Finance companies	4
Companies sold	(5)
Merger of subsidiaries into the banking business	(1)
Merged companies and other	(9)
Consolidated companies at December 31	**364**

3.2. Main changes in the scope of consolidation in 2007

No material changes in the scope of consolidation occurred during 2007.

Note 4 – Segment information

In accordance with IFRS 8 – Operating Segments, segment information is presented in line with the indicators used internally by Management to measure the performance of the Group's different business segments. The Group's main performance indicator is recurring operating income.

4.1. Business segments

The Group's operations are organized around five main segments:
- the Automobile Division, covering the design, manufacture and sale of passenger cars and light commercial vehicles under the Peugeot and Citroën marques;
- the Automotive Equipment Division, corresponding to the Faurecia group, which specializes in the Vehicle Interiors, Automotive Seating, Front End and Exhaust Systems businesses;
- the Transportation and Logistics Division, corresponding to the Gefco group, which specializes in logistics and vehicle and goods transportation;
- the Finance Division, corresponding to the Banque PSA Finance group, which provides retail financing to customers of the Peugeot and Citroën marques and wholesale financing to the two marques' dealer networks;
- other businesses, which include the activities of the holding company, Peugeot S.A., and Peugeot Motocycles.

Balances for each segment, as shown in the table below, are on a stand-alone basis. All intersegment balance sheet items and transactions are eliminated, and for the purposes of reconciliation with the Group's financial statements are shown under the heading "Eliminations and reconciliations" together with unallocated amounts.

All intersegment commercial transactions are carried out on an arm's length basis on the same terms and conditions as those applicable to the supply of goods and services to third parties.

2007 *(in millions of euros)*	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations and reconciliations	Total
Sales and revenue							
- third parties	47,408	10,028	1,403	1,544	230	-	60,613
- intragroup, intersegment	48	2,633	2,151	455	266	(5,553)	-
Total	**47,456**	**12,661**	**3,554**	**1,999**	**496**	**(5,553)**	**60,613**
Recurring operating income	**858**	**121**	**155**	**608**	**10**	**-**	**1,752**
Restructuring costs	(229)	(105)	(42)	-	(4)	-	(380)
Impairment losses	(216)	(61)	-	-	(12)	-	(289)
Other non-recurring operating income and (expenses)	97	(60)	-	-	-	-	37
Operating income (loss)	**510**	**(105)**	**113**	**608**	**(6)**	**-**	**1,120**
Interest income		16		-		267	283
Finance costs		(121)		-		(185)	(306)
Other financial income and (expenses), net		(10)		(1)		(6)	(17)
Net financial income (expense)	**-**	**(115)**	**-**	**(1)**	**-**	**76**	**(40)**
Income taxes		(13)		(186)		(103)	(302)
Share in net earnings of companies at equity	46	2	-	-	-	-	48
Consolidated profit (loss) for the year		**(231)**		**421**		**(27)**	**826**
Segment assets	27,544	6,228	1,203	28,768	(560)	(1,847)	61,336
of which investments in companies at equity	*677*	*45*	*3*	*12*	-	-	*737*
Segment liabilities	(20,040)	(3,415)	(844)	(25,874)	141	1,855	(48,177)
Capital employed (note 39.1)	**7,504**	**2,813**	**359**	**2,894**	**(419)**	**8**	**13,159**
Capital expenditure (excluding sales with a buyback commitment)	**2,182**	**472**	**53**	**27**	**6**	**-**	**2,740**
Depreciation and amortization	**(2,728)**	**(479)**	**(55)**	**(14)**	**(8)**	**-**	**(3,284)**

2006 *(in millions of euros)*	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations and reconciliations	Total
Sales and revenue							
- third parties	44,444	9,199	1,272	1,396	283	-	56,594
- intragroup, intersegment	122	2,450	1,973	365	370	(5,280)	-
Total	**44,566**	**11,649**	**3,245**	**1,761**	**653**	**(5,280)**	**56,594**
Recurring operating income	**267**	**69**	**151**	**604**	**17**	**11**	**1,119**
Restructuring costs [1]	(245)	(169)	(6)	-	(9)	-	(429)
Impairment losses [1]	(194)	(234)	-	-	(41)	-	(469)
Other non-recurring operating income and (expenses)	64	17	9	-	-	-	90
Operating income (loss)	**(108)**	**(317)**	**154**	**604**	**(33)**	**11**	**311**
Interest income		11		-		167	178
Finance costs		(86)		-		(148)	(234)
Other financial income and (expenses), net		(15)		(1)		(33)	(49)
Net financial income (expense)	**-**	**(90)**	**-**	**(1)**	**-**	**(14)**	**(105)**
Income taxes		(35)		(205)		84	(156)
Share in net earnings of companies at equity	16	4	-	-	-	-	20
Consolidated profit (loss) for the year		**(438)**		**398**		**81**	**70**
Segment assets	27,710	6,462	1,160	27,191	(155)	(1,850)	60,518
of which investments in companies at equity	*644*	*40*	*3*	*12*	-	-	*699*
Segment liabilities	(19,612)	(3,337)	(790)	(24,539)	(100)	1,991	(46,387)
Capital employed (note 39.1)	**8,098**	**3,125**	**370**	**2,652**	**(255)**	**141**	**14,131**
Capital expenditure (excluding sales with a buyback commitment)	**2,852**	**515**	**70**	**27**	**20**	**-**	**3,484**
Depreciation and amortization	**(2,547)**	**(530)**	**(54)**	**(12)**	**(15)**	**-**	**(3,158)**

(1) Restructuring costs for the Automobile Division include €71 million in impairment losses linked to the sale of the Ryton site in the UK (note 9.4)

2005 (in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations and reconciliations	Total
Sales and revenue							
- third parties	44,940	8,510	1,157	1,380	280	-	56,267
- intragroup, intersegment	131	2,468	1,843	276	429	(5,147)	-
Total	**45,071**	**10,978**	**3,000**	**1,656**	**709**	**(5,147)**	**56,267**
Recurring operating income	**916**	**267**	**145**	**607**	**1**	**4**	**1,940**
Restructuring costs	(21)	(138)	-	-	(1)	-	(160)
Impairment losses (1)	-	(180)	-	-	-	-	(180)
Other non-recurring operating income and (expenses)	(1)	3	3	2	1	-	8
Operating income (loss)	**894**	**(48)**	**148**	**609**	**1**	**4**	**1,608**
Interest income		9		-		148	157
Finance costs		(76)		-		(143)	(219)
Other financial income and (expenses), net		(11)		(1)		(4)	(16)
Net financial income (expense)	**-**	**(78)**	**-**	**(1)**	**-**	**1**	**(78)**
Income taxes		(53)		(207)		(225)	(485)
Share in net earnings (losses) of companies at equity	(53)	6	-	-	-	-	(47)
Consolidated profit (loss) for the year		**(173)**		**401**		**(220)**	**998**
Segment assets	27,178	6,640	1,208	26,623	11	(1,720)	59,940
of which investments in companies at equity	*661*	*35*	*3*	-	-	-	*699*
Segment liabilities	(19,284)	(3,197)	(766)	(24,204)	(144)	1,818	(45,777)
Capital employed (note 39.1)	**7,894**	**3,443**	**442**	**2,419**	**(133)**	**98**	**14,163**
Capital expenditure (excluding sales with a buyback commitment)	**3,061**	**656**	**63**	**31**	**21**	**-**	**3,832**
Depreciation and amortization	**(2,422)**	**(504)**	**(51)**	**(12)**	**(17)**	**-**	**(3,006)**

(1) Additional impairment losses of €13 million attributable to the "Other" segment were also recorded in recurring operating income.

4.2. Geographical segments

In the table below, sales and revenue are presented by destination of products sold, and investments and assets by geographic location of the subsidiary concerned.

In accordance with IFRS 8, the Group's geographical segment analysis presents all non-current assets other than financial instruments, deferred tax assets and external pension plan assets.

2007 (in millions of euros)	Western Europe	Rest of Europe	Latin America	Rest of world	Total
Sales and revenue	47,533	3,552	3,391	6,137	60,613
Capital expenditure (intangible assets and property, plant and equipment)	2,319	156	183	82	2,740
Non-current assets (excluding deferred tax assets and financial instruments)	16,807	1,061	610	321	18,799

2006 *(in millions of euros)*	Western Europe	Rest of Europe	Latin America	Rest of world	Total
Sales and revenue	45,087	2,844	2,758	5,905	56,594
Capital expenditure (intangible assets and property, plant and equipment)	2,966	242	145	131	3,484
Non-current assets (excluding deferred tax assets and financial instruments)	17,493	1,048	483	372	19,396

2005 *(in millions of euros)*	Western Europe	Rest of Europe	Latin America	Rest of world	Total
Sales and revenue	46,083	2,300	2,150	5,734	56,267
Capital expenditure (intangible assets and property, plant and equipment)	3,105	484	83	160	3,832
Non-current assets (excluding deferred tax assets and financial instruments)	17,255	904	465	389	19,013

Note 5 – Sales and revenue

(in millions of euros)	2007	2006	2005
Vehicles and other goods	55,117	51,550	51,278
Services	3,952	3,648	3,609
Finance companies	1,544	1,396	1,380
Total	**60,613**	**56,594**	**56,267**

Note 6 – Personnel costs

Group personnel costs are as follows:

(in millions of euros)	2007	2006	2005
Automobile Division	(6,225)	(6,147)	(6,162)
Automotive Equipment Division	(2,104)	(2,104)	(2,002)
Transportation and Logistics Division	(413)	(390)	(368)
Finance companies	(126)	(123)	(120)
Other businesses	(131)	(120)	(140)
Total	**(8,999)**	**(8,884)**	**(8,792)**

Details of stock option expenses are provided in note 28.3.D, and pension expenses are detailed in note 30.1.F.

Note 7 – Depreciation and amortization expense

Depreciation and amortization expense included in recurring operating items breaks down as follows:

(in millions of euros)	2007	2006	2005
Capitalized development expenditure	(752)	(704)	(594)
Other intangible assets	(60)	(70)	(65)
Specific toolings	(811)	(748)	(670)
Other property, plant and equipment	(1,661)	(1,636)	(1,677)
Total	**(3,284)**	**(3,158)**	**(3,006)**

Depreciation and amortization expense for 2007 reflects the reduction in the useful lives of certain assets, which led to a €132 million increase in this item compared with the previous depreciation and amortization schedule.

Note 8 – Research and development expenses

8.1. Impact of capitalization on the statement of income

(in millions of euros)	2007	2006	2005
Total expenditure	(2,074)	(2,195)	(2,168)
Capitalized development expenditure (note 15.1)	754	882	856
Non-capitalized expenditure	(1,320)	(1,313)	(1,312)
Amortization of capitalized development expenditure (note 15.1)	(752)	(704)	(594)
Total	**(2,072)**	**(2,017)**	**(1,906)**

Certain costs incurred by Faurecia and previously recorded under "Cost of goods and services sold" and "Selling, general and administrative expenses" were reclassified to "Research and development expenses" (€20 million in 2006 and €17 million in 2005).

Impairment losses on capitalized development expenses are disclosed in note 9.

8.2. Impact of capitalization on the statement of cash flows

(in millions of euros)	2007	2006	2005
Impact on profit	2	178	262
Impact on amortization	(752)	(704)	(594)
Impact on working capital provided by operations	**754**	**882**	**856**
Impact on net cash used in investing activities	**(754)**	**(882)**	**(856)**
Total	**0**	**0**	**0**

Note 9 – Non-recurring operating income and (expenses)

(in millions of euros)	2007	2006	2005
Impairment loss taken on Automobile CGUs (note 9.1)	(216)	(194)	-
Impairment loss taken on Faurecia group CGUs and other Faurecia group asset write-downs (note 9.2)	(65)	(234)	(180)
Provisions for contingencies and charges (Faurecia group)	(56)	-	8
Impairment loss taken on CGUs from other businesses (note 9.3)	(12)	(41)	-
Restructuring costs (note 9.4)	(380)	(429)	(160)
Net gains on disposals of property (note 9.5)	95	93	6
Other	2	(3)	(6)
Total	**(632)**	**(808)**	**(332)**

9.1. Impairment loss taken on Automobile CGUs

In accordance with the principle set out in note 1.13, the carrying amount of each vehicle CGU and the overall Automobile Division CGU was compared with its value in use. Value in use is defined as the present value of estimated future cash flows expected to be generated by the assets based on the latest projections from the Medium-Term Plan (2008-2011 plan for 2007 impairment tests) and the 10-year strategic plan for vehicles under development.

The discount rate was calculated using a post-tax average cost of capital of 8% determined in 2007 using the same method as that applied in 2006 by an independent expert. This was also the rate applied in the impairment tests carried out in fiscal 2006.

At end-2006, these impairment tests led to the recognition of a €194 million write-down on two vehicle CGUs, essentially attributable to a decline in volumes sold for these models. Impairment losses were first allocated against capitalized development expenditure (€108 million), and then against specific toolings in proportion to their net carrying amount (€86 million).

In the first half of 2007, a decrease in volumes on these two CGUs led the Group to perform further impairment tests. The impairment tests led the Group to record a full write-off of fixed assets related to these two CGUs, for a total additional amount of €216 million. No changes in the outlook occurred during the second half of the year to justify reviewing this impairment loss.

At end-2007, all of the CGUs were tested for impairment and no further asset write-downs were recorded.

9.2. Impairment loss taken on Faurecia group CGUs

In accordance with the principle set out in note 1.13, the carrying amount of each group of assets was compared with its value in use. Value in use is defined as the present value of estimated future cash flows expected to be generated by the assets based on Management's latest projections for each cash-generating unit (2008-2011 Medium-Term Plan).

The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the Medium-Term Plan (2011) using a growth rate of 1.5% based on estimated trends developed by analysts for the automobile market. This was also the rate applied in the impairment tests carried out in fiscal 2006.

An independent expert was consulted to determine the weighted average cost of capital to be used to discount future cash flows. The market parameters used by the expert for the calculation were based on a sample of 11 companies from the automotive equipment sector (six European companies and five US companies). Using these parameters and a risk premium of 4.7%, the post-tax average cost of capital used to discount future cash flows was set at 8.3% (2005 and 2006: 7.9%).

In 2007, these impairment tests led to the recognition of a €61 million write-down on fixed assets. No impairment was recorded against goodwill.

In 2006, impairment tests led to the recognition of a €198 million write-down on the Vehicle Interiors business (including €125 million against goodwill); and to a €180 million write-down (including €138 million against goodwill) on the same business in 2005.

The sensitivity of the impairment test to changes in the assumptions used to determine the value in use of the two CGUs accounting for the bulk of goodwill at end-2007 is illustrated in the table below:

	Automotive Seating		Vehicle Interiors	
(in millions of euros)	1%	-1%	1%	-1%
Discount rate	(283)	381	(133)	179
Perpetual growth rate	312	(237)	147	(110)

9.3. Impairment loss taken on CGUs from other businesses

In 2007, a €12 million impairment loss was recorded against property, plant and equipment belonging to Peugeot Motocycles based on revised estimates during that year regarding the company's business outlook.

The calculation was performed on the basis of value in use, defined as the present value of estimated future cash flows expected to be generated by the assets based on the latest projections from the 2008-2011 Medium-Term Plan, extrapolated to perpetuity using a zero growth rate. The discount rate was calculated using a post-tax weighted average cost of capital of 9.7% (unchanged from the rate used in fiscal 2006).

9.4. Restructuring costs

A. Analysis by type

(in millions of euros)	2007	2006	2005
Early-termination plan costs (1)	1	(5)	4
Workforce reductions	(379)	(347)	(152)
Discontinued production operations	(2)	(77)	(12)
Total	**(380)**	**(429)**	**(160)**

(1) Early-termination plans relate to the agreements signed in 1999 for the Automobile Division and in 2001 for the Automotive Equipment Division. At the 2007 year-end, 4,428 employees were concerned by the plans, including 200 Faurecia group employees.

B. Analysis by business segment

(in millions of euros)	2007	2006	2005
Automobile Division	(229)	(245)	(21)
Automotive Equipment Division	(105)	(169)	(137)
Transportation and Logistics Division	(42)	(6)	-
Finance companies	-	-	-
Other businesses	(4)	(9)	(2)
Total	**(380)**	**(429)**	**(160)**

Automobile Division

On May 9, 2007, Management in France presented its workforce streamlining plan to Peugeot Citroën Automobiles' Central Works Committee. This plan, which was designed to adapt the Group to its changing economic environment, offers voluntary departure incentives over the period June 1, 2007 to December 13, 2007.

The Group estimates the net cost of the plan, which concerns 6,217 employees, at €211 million. This amount was recognized in full in the 2007 financial statements.

The estimated net cost corresponds to termination payments amounting to €263 million as well as €14 million in regulatory expenses and €5 million in career consultancy services, and takes account of an €71 million fall in the provision for pension obligations.

The cost of workforce reduction measures in other European countries amounts to €15 million.

In 2006, restructuring costs included €237 million in connection with the discontinuation of production at the PSA Peugeot Citroën site at Ryton, UK. In 2005, this item included the costs of phasing out the third team at the Ryton plant, in an amount of €26 million.

Automotive Equipment Division (Faurecia Group)

Restructuring costs attributable to the Faurecia Group amount to €105 million in 2007, and concern 1,728 employees.

Restructuring costs attributable to the Faurecia Group amounted to €169 million in 2006 and €137 million in 2005.

Transportation and Logistics Division

Restructuring costs attributable to Gefco in Germany amount to €40 million in 2007, and concern 430 employees.

C. Employees affected

(number of employees)	2007	2006	2005
France	6,812	1,820	1,111
United Kingdom	101	2,266	932
Germany	853	617	689
Rest of Europe	1,130	363	498
Rest of world (excluding Europe)	422	88	258
Total	**9,318**	**5,154**	**3,488**

9.5. Net gains on disposals of property

In 2007, net gains on disposals of property include €85 million from the sale of a site at Ryton, UK.

In 2006, net gains on disposals of property include €80 million from the sale of a site in Coventry (UK) and two sites in Madrid (Spain).

Note 10 – Interest income

Interest income on loans relates to interest accrued according to the method set out in note 1.14.B (b).

(in millions of euros)	2007	2006	2005
Interest income on loans	10	11	16
Interest income on cash equivalents	275	167	138
Remeasurement of investments accounted for using the fair value option	1	(2)	(1)
Net gain (loss) on interest rate instruments designated as hedges of investments	(3)	2	4
Total	**283**	**178**	**157**

Note 11 – Finance costs

(in millions of euros)	2007	2006	2005
Interest on other borrowings	(205)	(158)	(125)
Interest on bank overdrafts	(65)	(60)	(57)
Interest on finance lease liabilities	(17)	(14)	(8)
Foreign exchange gain (loss) on financial transactions	5	3	(7)
Net gain (loss) on hedges of borrowings (1)	(7)	11	(5)
Other	(17)	(16)	(17)
Total	**(306)**	**(234)**	**(219)**

(1) Net gain (loss) on hedges of borrowings relates to the remeasurement of interest rate linked loans and to the remeasurement of hedging instruments at fair value, as described in note 1.14.C (a).

Note 12 – Other financial income and (expenses), net

(in millions of euros)	2007	2006	2005
Interest cost on pension obligations	(197)	(186)	(187)
Expected return on external pension funds	190	188	168
Change in the ineffective portion of foreign currency options	(1)	(43)	(40)
Other financial income and (expenses)	(9)	(8)	43
Total	**(17)**	**(49)**	**(16)**

Note 13 – Income taxes

13.1. Change in balance sheet items

2007 (in millions of euros)	At Jan. 1	Expense	Equity	Payment	Translation adjustment and other changes	At Dec. 31
Current taxes						
Assets	213					162
Liabilities	(169)					(169)
Total	**44**	**(367)**	**-**	**327**	**(11)**	**(7)**
Deferred taxes						
Assets	535					465
Liabilities	(2,183)					(2,053)
Total	**(1,648)**	**65**	**(8)**	**-**	**3**	**(1,588)**

2006 (in millions of euros)	At Jan. 1	Expense	Equity	Payment	Translation adjustment and other changes	At Dec. 31
Current taxes						
Assets	156					213
Liabilities	(137)					(169)
Total	**19**	**(279)**	**-**	**300**	**4**	**44**
Deferred taxes						
Assets	610					535
Liabilities	(2,367)					(2,183)
Total	**(1,757)**	**123**	**2**	**-**	**(16)**	**(1,648)**

2005 (in millions of euros)	At Jan. 1	Expense	Equity	Payment	Translation adjustment and other changes	At Dec. 31
Current taxes						
Assets	128					156
Liabilities	(136)					(137)
Total	**(8)**	**(367)**	**-**	**395**	**(1)**	**19**
Deferred taxes						
Assets	532					610
Liabilities	(2,218)					(2,367)
Total	**(1,686)**	**(118)**	**29**	**-**	**18**	**(1,757)**

13.2. Income taxes of fully consolidated companies

(in millions of euros)	2007	2006	2005
Current taxes			
Corporate income taxes	(363)	(276)	(362)
Tax on intragroup dividends	(4)	(3)	(5)
Deferred taxes			
Deferred taxes arising in the year	179	342	(75)
Unrecognized deferred tax assets and impairment losses	(114)	(219)	(75)
Effect of change in the French tax rate (note 13.2.B)	-	-	32
Total	**(302)**	**(156)**	**(485)**

A. Current taxes

Current tax expenses represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries.

Effective January 1, 2005, Peugeot S.A. and its French subsidiaries that are at least 95%-owned renewed their election to determine French income taxes on a consolidated basis in accordance with Article 223-A of the French Tax Code.

B. Deferred taxes

Deferred taxes are determined as described in note 1.16.

The December 30, 2004 Amended Finance Act (Act no. 2004-1485) provided for:

- a reduction in the tax rate on all long-term capital gains from 19% to 15% as of 2005;
- the gradual phasing out of taxation of capital gains realized on the sale of long-term equity investments. This tax was reduced to 8% in 2006 and was abolished as of 2007.

The French statutory income tax rate is 33.33%.

Act no. 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liability of French companies. This surtax had the effect of raising the French corporate income tax rate by 1.1%.

Deferred tax assets and liabilities have been reduced to take into account these new tax rates.

In accordance with the Amended Finance Act, the Group transferred €200 million from the special long-term capital gains reserve to an ordinary reserve account in 2005. No additional tax is now due, following payment of an exit tax of 2.5%. A corresponding €6 million tax charge was recorded in the 2004 consolidated financial statements for all Group entities.

13.3. Reconciliation between theoretical tax expense and tax expense in the consolidated statements of income

(in millions of euros)	2007	2006	2005
Income before tax of fully consolidated companies	**1,080**	**206**	**1,530**
French statutory income tax rate for 2007	*34.4%*	*34.4%*	*34.9%*
Theoretical tax expense for the year based on the French statutory income tax rate	**(372)**	**(71)**	**(534)**
Change in French tax rates	-	-	32
Permanent differences	30	(6)	(31)
Income taxable at reduced rates	46	52	28
Tax credits	42	76	38
Effect of differences in foreign tax rates and other	66	12	57
Unrecognized deferred tax assets and impairment losses	(114)	(219)	(75)
Income taxes	**(302)**	**(156)**	**(485)**

With effect from 2007, research-based tax credits meeting the definition of subsidies are classified in recurring operating income.

In 2005 and 2006, the "Effect of differences in foreign tax rates and other" line includes the impairment loss taken on goodwill relating to Faurecia group CGUs, which has no impact on taxes. Unrecognized deferred tax assets and impairment losses essentially concern the Faurecia group.

13.4. Deferred tax assets and liabilities

(in millions of euros)	2007	2006	2005
Tax credits			
Tax credits before offsetting	10	21	25
Tax credits after offsetting (French tax group)	(9)	(9)	(10)
Total tax credit	**1**	**12**	**15**
Deferred tax assets on tax loss carryforwards			
Gross value before offsetting	858	621	507
Impairment	(75)	(83)	(70)
Deferred tax assets unrecognized at inception	(535)	(486)	(308)
Tax loss carryforwards after offsetting (French tax group)	(209)	-	-
Total deferred tax assets on tax loss carryforwards	**39**	**52**	**129**
Other deferred tax assets	**425**	**471**	**466**
Deferred tax assets	**465**	**535**	**610**
Deferred tax liabilities before offsetting	(2,271)	(2,192)	(2,377)
Deferred tax assets after French tax group offsetting adjustments	218	9	10
Deferred tax liabilities	**(2,053)**	**(2,183)**	**(2,367)**

Note 14 – Earnings per share

Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the year.

The average number of shares outstanding is calculated by taking into account the number of shares issued and cancelled during the period and the number of shares held in treasury stock.

The dilutive effect of stock options is calculated using the "treasury stock" method, as follows:

	2007	2006	2005
Average number of €1 par value shares outstanding	228,349,123	228,662,232	230,211,537
Dilutive effect of stock options, calculated using the "treasury stock" method	861,186	399,015	535,209
Diluted average number of shares	**229,210,309**	**229,061,247**	**230,746,746**

In view of the terms of the stock option plans (note 28.3) and Peugeot S.A.'s average share price, the plans implemented from 1999 through 2006 have a dilutive impact in 2007. In 2005 and 2006, only the plans implemented from 1999 through 2003 were dilutive.

▫ Note 15 – Goodwill and intangible assets

15.1. Change in carrying amount

2007 *(in millions of euros)*	Goodwill	Development expenditure	Software and other intangible assets	Intangible assets
Gross value				
Opening balance	**1,826**	**6,651**	**1,382**	**8,033**
Purchases/additions	-	754	65	819
Disposals	-	(51)	(8)	(59)
Change in scope of consolidation and other	11	(26)	14	(12)
Translation adjustment	(11)	(16)	(2)	(18)
At December 31	**1,826**	**7,312**	**1,451**	**8,763**
Amortization and impairment				
Opening balance	**(263)**	**(2,979)**	**(1,020)**	**(3,999)**
Charge for the year	N/A	(752)	(60)	(812)
Impairment losses	-	(37)	-	(37)
Disposals	N/A	51	2	53
Change in scope of consolidation and other	-	11	(11)	-
Translation adjustment	-	9	2	11
At December 31	**(263)**	**(3,697)**	**(1,087)**	**(4,784)**
Carrying amount at January 1	1,563	3,672	362	4,034
Carrying amount at December 31	**1,563**	**3,615**	**364**	**3,979**

2006 *(in millions of euros)*	Goodwill	Development expenditure	Software and other intangible assets	Intangible assets
Gross value				
Opening balance	**1,827**	**5,824**	**1,265**	**7,089**
Purchases/additions	-	882	102	984
Disposals	-	(8)	(8)	(16)
Change in scope of consolidation and other	-	(34)	27	(7)
Translation adjustment	(1)	(13)	(4)	(17)
At December 31	**1,826**	**6,651**	**1,382**	**8,033**
Amortization and impairment				
Opening balance	**(138)**	**(2,173)**	**(952)**	**(3,125)**
Charge for the year	N/A	(704)	(70)	(774)
Impairment losses	(125)	(131)	-	(131)
Disposals	N/A	9	4	13
Change in scope of consolidation and other	-	17	(4)	13
Translation adjustment	-	3	2	5
At December 31	**(263)**	**(2,979)**	**(1,020)**	**(3,999)**
Carrying amount at January 1	1,689	3,651	313	3,964
Carrying amount at December 31	**1,563**	**3,672**	**362**	**4,034**

2005 (in millions of euros)	Goodwill	Development expenditure	Software and other intangible assets	Intangible assets
Gross value				
At January 1	**1,820**	**4,965**	**1,158**	**6,123**
Purchases/additions	7	856	104	960
Disposals	-	-	(5)	(5)
Change in scope of consolidation and other	-	-	3	3
Translation adjustment	-	3	5	8
At December 31	**1,827**	**5,824**	**1,265**	**7,089**
Amortization and impairment				
At January 1	**-**	**(1,572)**	**(887)**	**(2,459)**
Charge for the year	N/A	(594)	(65)	(659)
Impairment losses	(138)	-	-	-
Disposals	N/A	-	3	3
Change in scope of consolidation and other	-	-	(1)	(1)
Translation adjustment	-	(7)	(2)	(9)
At December 31	**(138)**	**(2,173)**	**(952)**	**(3,125)**
Carrying amount at January 1	1,820	3,393	271	3,664
Carrying amount at December 31	**1,689**	**3,651**	**313**	**3,964**

15.2. Breakdown of goodwill

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Net			
Faurecia	187	187	187
Faurecia businesses:			
- Automotive Seating	793	793	793
- Vehicle Interiors	247	239	364
- Front End	96	96	96
- Exhaust Systems	153	161	162
Peugeot Automotiv Pazarlama AS (Popas)	12	12	12
Crédipar	75	75	75
Total	**1,563**	**1,563**	**1,689**

□ Note 16 – Property, plant and equipment

2007 *(in millions of euros)*	Land and buildings	Plant and equipment	Leased vehicles [2]	Vehicles and handling equipment	Fixtures, fittings and other	Assets under construction	Total
Gross value							
At January 1	**6,501**	**25,292**	**2,736**	**366**	**981**	**1,421**	**37,297**
Purchases/additions [1]	240	1,451	-	22	37	238	1,988
Disposals	(102)	(863)	-	(27)	(46)	-	(1,038)
Change in scope of consolidation and other	62	186	187	1	12	(270)	178
Translation adjustment	(19)	(19)	-	-	(4)	(12)	(54)
At December 31	**6,682**	**26,047**	**2,923**	**362**	**980**	**1,377**	**38,371**
Depreciation and impairment							
At January 1	**(3,159)**	**(17,653)**	**(312)**	**(256)**	**(649)**	**-**	**(22,029)**
Additions	(261)	(2,037)	(76)	(26)	(72)	-	(2,472)
Impairment losses	(18)	(234)	-	-	-	-	(252)
Disposals	90	831	-	16	44	-	981
Change in scope of consolidation and other	(4)	20	41	-	4	-	61
Translation adjustment	12	16	5	-	3	-	36
At December 31	**(3,340)**	**(19,057)**	**(342)**	**(266)**	**(670)**	**-**	**(23,675)**
Carrying amount at January 1	3,342	7,639	2,424	110	332	1,421	15,268
Carrying amount at December 31	**3,342**	**6,990**	**2,581**	**96**	**310**	**1,377**	**14,696**

2006 *(in millions of euros)*	Land and buildings	Plant and equipment	Leased vehicles [2]	Vehicles and handling equipment	Fixtures, fittings and other	Assets under construction	Total
Gross value							
At January 1	**6,098**	**23,457**	**2,309**	**377**	**963**	**2,393**	**35,597**
Purchases/additions [1]	529	2,767	-	29	83	(763)	2,645
Disposals	(115)	(1,063)	-	(33)	(20)	-	(1,231)
Change in scope of consolidation and other	8	210	427	(6)	(39)	(223)	377
Translation adjustment	(19)	(79)	-	(1)	(6)	14	(91)
At December 31	**6,501**	**25,292**	**2,736**	**366**	**981**	**1,421**	**37,297**
Depreciation and impairment							
At January 1	**(2,914)**	**(16,568)**	**(297)**	**(254)**	**(607)**	**-**	**(20,640)**
Additions	(297)	(1,930)	(47)	(26)	(84)	-	(2,384)
Impairment losses	(31)	(253)	-	-	-	-	(284)
Disposals	85	1,038	-	24	16	-	1,163
Change in scope of consolidation and other	(9)	21	32	-	22	-	66
Translation adjustment	7	39	-	-	4	-	50
At December 31	**(3,159)**	**(17,653)**	**(312)**	**(256)**	**(649)**	**-**	**(22,029)**
Carrying amount at January 1	3,184	6,889	2,012	123	356	2,393	14,957
Carrying amount at December 31	**3,342**	**7,639**	**2,424**	**110**	**332**	**1,421**	**15,268**

2005 *(in millions of euros)*	Land and buildings	Plant and equipment	Leased vehicles [2]	Vehicles and handling equipment	Fixtures, fittings and other	Assets under construction	Total
Gross value							
At January 1	**5,618**	**22,668**	**2,254**	**494**	**966**	**1,556**	**33,556**
Purchases/additions [1]	329	1,356	-	42	67	1,133	2,927
Disposals	(137)	(937)	-	(27)	(32)	-	(1,133)
Change in scope of consolidation and other	228	208	55	(134)	(49)	(314)	(6)
Translation adjustment	60	162	-	2	11	18	253
At December 31	**6,098**	**23,457**	**2,309**	**377**	**963**	**2,393**	**35,597**
Depreciation and impairment							
At January 1	**(2,601)**	**(15,462)**	**(305)**	**(371)**	**(599)**	**-**	**(19,338)**
Additions	(239)	(1,929)	(60)	(33)	(86)	-	(2,347)
Impairment losses	-	(55)	-	-	-	-	(55)
Disposals	127	902		18	30	-	1,077
Change in scope of consolidation and other	(187)	65	68	133	54	-	133
Translation adjustment	(14)	(89)		(1)	(6)	-	(110)
At December 31	**(2,914)**	**(16,568)**	**(297)**	**(254)**	**(607)**	**-**	**(20,640)**
Carrying amount at January 1	3,017	7,206	1,949	123	367	1,556	14,218
Carrying amount at December 31	**3,184**	**6,889**	**2,012**	**123**	**356**	**2,393**	**14,957**

(1) Including property, plant and equipment acquired under finance leases.

(2) The change in "Other" under "Leased vehicles" includes the net change for the year (additions less disposals) since those changes essentially have no cash impact.

Leased vehicles include those leased under short-term leases to retail customers by the Group's leasing companies and vehicles sold with a buyback commitment, which are recognized according to the method described in note 1.5.A.

They can be analyzed as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Vehicles subject to a buyback commitment	2,297	2,174	1,800
Vehicles under short-term leases	284	250	212
Total, net	**2,581**	**2,424**	**2,012**

▫ Note 17 – Investments in companies at equity

Most companies accounted for by the equity method are manufacturing and sales companies that manufacture automotive parts and components or complete vehicles.

17.1. Changes in the carrying value of investments in companies at equity

(in millions of euros)	2007	2006	2005
At January 1	**699**	**699**	**693**
Dividends and profit transfers	(2)	(3)	(4)
Share of net earnings	48	20	(47)
Newly consolidated companies:			
- Dongfeng Peugeot Citroën Automobile Finance Company	-	12	-
- Faurecia group companies	3	3	-
- Gefco China	-	-	2
Capital increase	-	1	-
Disposals	-	(3)	-
Translation adjustment	(11)	(30)	55
At December 31	**737**	**699**	**699**
o/w Dongfeng Peugeot Citroën Automobile goodwill	56	59	63

17.2. Share in net assets

(in millions of euros)	Latest % interest	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Renault cooperation agreement				
Française de Mécanique	50%	22	49	58
Société de Transmissions Automatiques	20%	3	3	3
Fiat cooperation agreement				
Sevelnord	50%	73	62	62
Giesevel	50%	18	15	12
Sevelind	50%	19	16	6
Sevel SpA	50%	95	86	107
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	137	118	113
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile (1)	50%	303	288	293
Dongfeng Peugeot Citroën Automobile Finance Company	25%	12	12	-
Other				
Siemens Automotiv Hydraulics (2)	5%	-	-	2
Stafim	34%	7	7	6
Gefco Tunisia	50%	-	-	-
Gefco China	50%	3	3	2
Faurecia group companies		45	40	35
Total		**737**	**699**	**699**

(1) Including Dongfeng Peugeot Citroën Automobile goodwill.

(2) In November 2006, the Group sold 43% of the capital of Siemens Automotiv Hydraulics to Siemens AG and retained a 5% interest. Siemens Automotiv Hydraulics was previously accounted for at equity until November 1, 2006, when the Group's residual interest in that company was transferred to "Investments in non-consolidated companies".

17.3. Share in net earnings

(in millions of euros)	Latest % interest	2007	2006	2005
Renault cooperation agreement				
Française de Mécanique	50%	(27)	(9)	(10)
Société de Transmissions Automatiques	20%	-	-	-
Fiat cooperation agreement				
Sevelnord	50%	11	-	(1)
Gisevel	50%	3	3	1
Sevelind	50%	3	10	25
Sevel SpA	50%	9	(21)	(4)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	14	13	(34)
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile	50%	31	18	(30)
Dongfeng Peugeot Citroën Automobile Finance Company	25%	-	-	-
Other				
Siemens Automotiv Hydraulics	5%	-	1	(1)
Stafim	34%	1	1	1
Gefco Tunisia	50%	-	-	-
Gefco China	50%	-	-	-
Faurecia group companies		3	4	6
Total		**48**	**20**	**(47)**

17.4. Key financial data

A. Aggregate data

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Capital employed			
Property, plant and equipment	1,502	1,577	1,540
Working capital	(33)	(28)	(42)
Other capital employed [(1)]	66	97	66
Total	**1,535**	**1,646**	**1,564**
Capital expenditure	**215**	**408**	**486**
Net financial position			
Long- and medium-term debt	(409)	(625)	(644)
Other financial items	(389)	(322)	(221)
Total	**(798)**	**(947)**	**(865)**

(1) At December 31, 2007, the main balance sheet items included in "Other capital employed" concern intangible assets for €144 million and provisions for €102 million.

B. Key financial data by company

(a) Capital employed

(in millions of euros)	Latest % interest	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Renault cooperation agreement				
Française de Mécanique	50%	99	141	153
Société de Transmissions Automatiques	20%	6	9	8
Fiat cooperation agreement				
Sevelnord	50%	157	164	144
Gisevel	50%	24	25	32
Sevelind	50%	18	14	29
Sevel SpA	50%	367	366	237
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	222	234	294
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile	50%	594	628	593
Dongfeng Peugeot Citroën Automobile Finance Company	25%	12	12	-
Other				
Siemens Automotiv Hydraulics	5%	-	-	5
Stafim	34%	(5)	-	(2)
Gefco Tunisia	50%	-	-	-
Gefco China	50%	2	2	2
Faurecia group companies		39	51	69
Total		**1,535**	**1,646**	**1,564**

(b) Net financial position

(in millions of euros)	Latest % interest	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Renault cooperation agreement				
Française de Mécanique	50%	(77)	(92)	(95)
Société de Transmissions Automatiques	20%	(3)	(6)	(5)
Fiat cooperation agreement				
Sevelnord	50%	(84)	(102)	(82)
Gisevel	50%	(6)	(10)	(20)
Sevelind	50%	1	2	(23)
Sevel SpA	50%	(272)	(280)	(131)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	(85)	(116)	(181)
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile	50%	(291)	(340)	(300)
Dongfeng Peugeot Citroën Automobile Finance Company	25%	-	-	-
Other				
Siemens Automotiv Hydraulics	5%	-	-	(3)
Stafim	34%	12	7	8
Gefco Tunisia	50%	-	-	-
Gefco China	50%	1	1	1
Faurecia group companies		6	(11)	(34)
Total		**(798)**	**(947)**	**(865)**

◻ Note 18 – Investments in non-consolidated companies

The recognition and measurement principles applicable to investments in non-consolidated companies are set out in note 1.14.B (a).

18.1. Analysis by company

(in millions of euros)	Latest % interest	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Football Club de Sochaux Montbéliard	100%	14	14	14
Peugeot Citroën Automotive China (consolidated as of Jan. 1, 2007)	100%	-	2	-
Peugeot Automobile Nigeria [(1)]	10%	2	8	8
Citroën Romania	100%	4	-	-
Non-consolidated dealers		12	12	13
Gefco Hong Kong (consolidated as of Jan. 1, 2007)	100%	-	2	-
Jinan Qingqi Peugeot Motocycles Co Ltd	50%	7	7	-
Banque PSA Finance Financiranje	100%	3	-	-
Faurecia group portfolio		2	1	2
Other investments		6	7	9
Total		**50**	**53**	**46**

(1) In January 2007, the Group sold 30% of its interest in the capital of Peugeot Automobile Nigeria, and retained a residual 10% stake.

18.2. Movements for the year

(in millions of euros)	2007	2006	2005
Gross value			
At January 1	**78**	**88**	**109**
Acquisitions	10	31	2
Disposals	(11)	(1)	(4)
Change in scope of consolidation and other	(9)	(40)	(19)
Translation adjustment	(1)	-	-
At December 31	**67**	**78**	**88**
Allowances			
At January 1	**(25)**	**(42)**	**(43)**
Charges	(1)	(6)	(1)
Disposals	5	1	3
Change in scope of consolidation and other	3	22	-
Translation adjustment	1	-	(1)
At December 31	**(17)**	**(25)**	**(42)**
Carrying amount at January 1	53	46	66
Carrying amount at December 31	**50**	**53**	**46**

□ Note 19 – Other non-current financial assets

The recognition and measurement principles applicable to other non-current financial assets are described in note 1.14.B (b) for loans and receivables, (c1) for investments classified as available for sale, (c2) for investments accounted for using the fair value option, and note 1.14.D for derivatives.

2007 *(in millions of euros)*	Loans and receivables	Investments: Classified as available for sale	Investments: Accounted for using the fair value option	Derivative instruments	Total
Gross value					
At January 1	**216**	**283**	**797**	**165**	**1,461**
Purchases/additions	21	-	262	-	283
Disposals	-	-	(31)	(2)	(33)
Remeasurement	-	(29)	(1)	(104)	(134)
Transfers to current financial assets [1]	(10)	-	(295)	-	(305)
Translation adjustment and changes in scope of consolidation	-	-	(8)	-	(8)
At December 31	**227**	**254**	**724**	**59**	**1,264**
Allowances					
At January 1	**(93)**	-	-	-	**(93)**
Net charge for the year	(3)	-	-	-	(3)
At December 31	**(96)**	-	-	-	**(96)**
Carrying amount at January 1	123	283	797	165	1,368
Carrying amount at December 31	**131**	**254**	**724**	**59**	**1,168**

The carrying amount of available-for-sale securities includes an unrealized gain of €191 million at December 31, 2007 (€218 million at January 1, 2007).

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2007.

2006 *(in millions of euros)*	Loans and receivables	Investments: Classified as available for sale	Investments: Accounted for using the fair value option	Derivative instruments	Total
Gross value					
At January 1	**220**	**263**	**1,174**	**410**	**2,067**
Purchases/additions	16	-	475	-	491
Disposals	(7)	(30)	(82)	(82)	(201)
Remeasurement	-	50	(8)	(163)	(121)
Transfers to current financial assets [1]	(13)	-	(762)	-	(775)
Translation adjustment and changes in scope of consolidation	-	-	-	-	-
At December 31	**216**	**283**	**797**	**165**	**1,461**
Allowances					
At January 1	**(81)**	-	-	-	**(81)**
Net charge for the year	(12)	-	-	-	(12)
At December 31	**(93)**	-	-	-	**(93)**
Carrying amount at January 1	139	263	1,174	410	1,986
Carrying amount at December 31	**123**	**283**	**797**	**165**	**1,368**

The carrying amount of available-for-sale securities includes an unrealized gain of €218 million at December 31, 2006 (€172 million at January 1, 2006).

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2006.

2005		Investments			
(in millions of euros)	Loans and receivables	Classified as available for sale	Accounted for using the fair value option	Derivative instruments	Total
Gross value					
At January 1	**237**	**204**	**1,699**	**322**	**2,462**
Purchases/additions	21	5	435	-	461
Disposals	(13)	-	(25)	-	(38)
Remeasurement	-	54	(71)	88	71
Transfers to current financial assets [(1)]	(18)	-	(863)	-	(881)
Translation adjustment and changes in scope of consolidation	(7)	-	(1)	-	(8)
At December 31	**220**	**263**	**1,174**	**410**	**2,067**
Allowances					
At January 1	**(84)**	-	-	-	**(84)**
Net charge for the year	3	-	-	-	3
At December 31	**(81)**	-	-	-	**(81)**
Carrying amount at January 1	153	204	1,699	322	2,378
Carrying amount at December 31	**139**	**263**	**1,174**	**410**	**1,986**

The carrying amount of available-for-sale securities includes an unrealized gain of €172 million at December 31, 2005 (€117 million at January 1, 2005).

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2005.

□ Note 20 – Other non-current assets

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Excess of payments to external funds over pension obligations (note 30)	3	3	3
Guarantee deposits and other	124	94	92
Total	**127**	**97**	**95**

◻ Note 21 – Loans and receivables – finance companies

The recognition and measurement principles for loans and receivables relating to Group finance companies are defined in note 1.14.B (d).

21.1. Analysis

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Net loans and receivables outstanding			
Credit sales	10,550	10,694	10,768
Long-term leases	4,031	3,525	3,213
Leases subject to buyback commitments	2,295	2,236	2,073
Other receivables	760	685	725
Guarantee deposits on leases	(57)	(73)	(94)
Total net loans and receivables outstanding	**17,579**	**17,067**	**16,685**
Net wholesale finance receivables outstanding			
Wholesale finance receivables	5,689	5,727	5,564
Guarantee deposits on wholesale finance receivables [1]	(83)	(77)	(59)
Total net wholesale finance receivables outstanding	**5,606**	**5,650**	**5,505**
Ordinary accounts	168	116	111
Retail and lease finance receivables at amortized cost	103	66	59
Remeasurement of interest rate hedged portfolios	(63)	(97)	(19)
Eliminations	(170)	(99)	(103)
Total	**23,223**	**22,703**	**22,238**

(1) In the reported financial statements at December 31, 2006, guarantee deposits paid by dealers in respect of financed vehicles and placed in escrow were included in "Financing liabilities". These liabilities are now recorded in "Loans and receivables—finance companies" in the negative amounts of €77 million at December 31, 2006 and €59 million at December 31, 2005.

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase or lease of cars.

Wholesale finance receivables represent amounts due to Peugeot and Citroën by their dealer networks and certain European importers which have been transferred to the Group finance companies, and working capital loans made by the finance companies to the dealer networks.

Retail and lease finance receivables include €3,823 million in securitized finance receivables that are still carried on the balance sheet at the year-end (€2,311 million at December 31, 2006 and €1,655 million at December 31, 2005). The Banque PSA Finance group carried out several securitization transactions through the French Auto ABS umbrella fund (FCC) set up in June 2001 and the Italian Auto ABS S.r.l. fund set up in July 2007.

The compartments of both the French and Italian funds qualify as special purpose entities and are fully consolidated insofar as the revenues and residual obligations attributable to the subsidiaries of the Banque PSA Finance group represent substantially all of the risks (essentially the credit risk) and rewards of ownership (the recurring operating income generated by the SPEs).

Liabilities corresponding to securities issued by securitization funds are shown in note 33.

21.2. Financing costs borne by the Automobile Division

The Automobile Division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	3,459	3,318	3,345

The corresponding financing costs are included in "Cost of goods and services sold" in the accounts of the manufacturing and sales companies, as follows:

(in millions of euros)	2007	2006	2005
	(255)	(182)	(149)

21.3. Maturities of finance receivables

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Less than 3 months	2,483	2,419	2,270
3 months to 1 year	4,620	4,706	4,649
1 to 5 years	10,587	10,179	10,045
Beyond 5 years	199	173	129
Total gross loans and receivables outstanding	**17,889**	**17,477**	**17,093**
Guarantee deposits on leases	(57)	(73)	(94)
Allowances	(253)	(337)	(314)
Total net loans and receivables outstanding	**17,579**	**17,067**	**16,685**

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Less than 3 months	2,855	3,562	3,198
3 months to 1 year	2,851	2,178	2,379
1 to 5 years	-	-	-
Beyond 5 years	-	-	-
Total gross wholesale finance receivables outstanding	**5,706**	**5,740**	**5,577**
Guarantee deposits on leases	(83)	(77)	(59)
Allowances	(17)	(13)	(13)
Total net wholesale finance receivables outstanding	**5,606**	**5,650**	**5,505**

21.4. Allowances for credit losses

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Performing loans with no past due balances	17,056	16,584	16,256
Performing loans with past due balances	418	413	408
Doubtful loans	415	480	429
Total gross loans and receivables outstanding	**17,889**	**17,477**	**17,093**
Guarantee deposits	(57)	(73)	(94)
Allowances for performing loans with past due balances	(46)	(50)	(50)
Allowances for doubtful loans	(207)	(287)	(264)
Allowances	**(253)**	**(337)**	**(314)**
Total net loans and receivables outstanding	**17,579**	**17,067**	**16,685**
Allowances booked	**(59)**	**(90)**	**(92)**
Releases (utilizations)	**142**	**67**	**97**

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Performing loans with no past due balances	5,671	5,706	5,556
Doubtful loans	35	34	21
Total gross wholesale finance receivables outstanding	**5,706**	**5,740**	**5,577**
Guarantee deposits	(83)	(77)	(59)
Allowances for doubtful loans	**(17)**	**(13)**	**(13)**
Total net wholesale finance receivables outstanding	**5,606**	**5,650**	**5,505**
Provisions booked	**(13)**	**(7)**	**(7)**
Releases (utilizations)	**10**	**8**	**7**

Note 22 – Short-term investments – finance companies

The recognition and measurement principles applicable to short-term investments of the finance companies are described in note 1.14.B (c2).

This item includes liquidity reserves held by the Banque PSA Finance group in connection with its financing strategy. The reserves are invested in mutual funds and money market securities.

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Banque PSA Finance liquidity reserves	2,635	2,352	2,262
Other	675	466	447
Total	**3,310**	**2,818**	**2,709**

Note 23 – Inventories

(in millions of euros)	Dec. 31, 2007 Gross	Dec. 31, 2007 Allowance	Dec. 31, 2007 Net	Dec. 31, 2006 Gross	Dec. 31, 2006 Allowance	Dec. 31, 2006 Net
Raw materials and supplies	853	(137)	716	936	(158)	778
Semi-finished products and work-in-progress	781	(48)	733	793	(47)	746
Goods for resale and used vehicles	1,614	(146)	1,468	1,476	(137)	1,339
Finished products and replacement parts	4,158	(162)	3,996	4,123	(160)	3,963
Total	**7,406**	**(493)**	**6,913**	**7,328**	**(502)**	**6,826**

(in millions of euros)	Dec. 31, 2005 Gross	Dec. 31, 2005 Allowance	Dec. 31, 2005 Net
Raw materials and supplies	876	(142)	734
Semi-finished products and work-in-progress	752	(34)	718
Goods for resale and used vehicles	1,401	(121)	1,280
Finished products and replacement parts	4,315	(158)	4,157
Total	**7,344**	**(455)**	**6,889**

Changes in this item are analyzed in note 35.

Note 24 – Trade receivables – manufacturing and sales companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Trade receivables	3,004	3,172	3,218
Allowances	(147)	(129)	(121)
Total – manufacturing and sales companies	**2,857**	**3,043**	**3,097**
Elimination of transactions with the finance companies	(157)	(193)	(166)
Total	**2,700**	**2,850**	**2,931**

Changes in this item are analyzed in note 35.

This item does not include receivables from dealers transferred to the finance companies, which are reported in the consolidated balance sheet under "Loans and receivables – finance companies" (note 21.2).

In December 2002, Faurecia entered into an agreement to sell trade receivables with one of its banks. This agreement has limited recourse to a subordinated deposit, and is for a one-year term renewable up until November 2012. Outstanding receivables sold under this agreement and no longer carried on the balance sheet amount to €128 million at December 31, 2007 (€188 million at December 31, 2006 and €148 million at December 31, 2005). The subordinated deposits recognized as a deduction of Faurecia's borrowings totaled €28 million at December 31, 2007 (€79 million at December 31, 2006 and €86 million at December 31, 2005).

◻ Note 25 – Other receivables

25.1. Manufacturing and sales companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Prepaid and recoverable taxes other than income tax	1,034	1,038	1,017
Employee-related receivables	88	103	128
Due from suppliers	180	194	177
Derivative instruments [1]	64	13	29
Prepaid expenses	117	82	86
Miscellaneous other receivables	299	289	257
Total	**1,782**	**1,719**	**1,694**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast operating receivables and payables. These instruments are analyzed by maturity in note 37, "Management of market risks".

25.2. Finance companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Prepaid and recoverable taxes other than income tax	26	32	75
Derivative instruments [1]	246	236	194
Deferred income and accrued expenses—finance companies	201	87	156
Miscellaneous other receivables	299	262	217
Total	**772**	**617**	**643**

(1) This item corresponds to the fair value of instruments purchased by the Group essentially to hedge interest rate risks on finance receivables and financing liabilities. These instruments are analyzed by maturity in note 37, "Management of market risks".

◻ Note 26 – Current financial assets

The recognition and measurement principles applicable to current financial assets are described in note 1.14.B (b) for loans and receivables, (c1) for investments classified as available for sale, (c2) for investments accounted for using the fair value option, and note 1.14.D for derivative instruments.

2007		Investments			
(in millions of euros)	Loans and receivables	Classified as available for sale	Accounted for using the fair value option	Derivative instruments	Total
At January 1	**171**	**-**	**918**	**43**	**1,132**
Purchases/additions	397	-	651	-	1,048
Disposals	(79)	-	(912)	-	(991)
Remeasurement at fair value	-	-	(4)	(5)	(9)
Transfers from non-current financial assets [1]	10	-	295	-	305
Translation adjustment and changes in scope of consolidation	(2)	-	-	-	(2)
At December 31	**497**	**-**	**948**	**38**	**1,483**

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2007.

2006		Investments			
(in millions of euros)	Loans and receivables	Classified as available for sale	Accounted for using the fair value option	Derivative instruments	Total
At January 1	**176**	**41**	**971**	**26**	**1,214**
Purchases/additions	54	-	300	-	354
Disposals	(69)	(41)	(1,113)	-	(1,223)
Remeasurement at fair value	-	-	(2)	17	15
Transfers from non-current assets [(1)]	10	-	762	-	772
Translation adjustment and changes in scope of consolidation	-	-	-	-	-
At December 31	**171**	**-**	**918**	**43**	**1,132**

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2006.

2005		Investments			
(in millions of euros)	Loans and receivables	Classified as available for sale	Accounted for using the fair value option	Derivative instruments	Total
At January 1	**240**	**103**	**358**	**11**	**712**
Purchases/additions	18	-	149	-	167
Disposals	(94)	(39)	(405)	-	(538)
Remeasurement at fair value	-	(23)	6	16	(1)
Transfers from non-current assets [(1)]	18	-	863	-	881
Translation adjustment and changes in scope of consolidation	(6)	-	-	(1)	(7)
At December 31	**176**	**41**	**971**	**26**	**1,214**

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at December 31, 2005.

Note 27 - Cash and cash equivalents

Cash and cash equivalents are defined in note 1.14.B (e) and include:

27.1. Manufacturing and sales companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Mutual fund units and money market securities	4,115	5,197	5,164
Cash and current account balances	1,070	1,142	1,187
Total – manufacturing and sales companies	**5,185**	**6,339**	**6,351**
o/w deposits with finance companies	*(149)*	*(292)*	*(230)*
Total	**5,036**	**6,047**	**6,121**

27.2. Finance companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Due from credit institutions	921	578	625
Central bank current account balances and items received for collection	22	42	10
Total	**943**	**620**	**635**

▫ Note 28 – Equity

28.1. Capital management policy

The Group's capital management policy concerns equity as defined under IFRS. Managing capital essentially involves deciding the level of capital to be held currently or in the future, in addition to the payment of dividends.

Equity breaks down into portions attributable to minority interests and to equity holders of the parent company.

Minority interests mainly represent non-Group shareholders of Faurecia. Equity attributable to minority interests varies in line with changes in the consolidated shareholders' equity of the Faurecia group (in particular net earnings and translation adjustments) and could change significantly in the event of a sale, purchase or any other equity transaction carried out by Peugeot S.A. in respect of Faurecia. The Group's percentage interest in Faurecia has remained stable since 2001.

Equity attributable to equity holders of the parent is equal to the share capital of Peugeot S.A. less any treasury stock held, plus retained earnings and other accumulated equity of the group's various businesses.

The Group manages its equity in the aim of securing its long-term financing and optimizing the cost of capital. The level of consolidated equity approximates the level of capital employed, as shown in the table below:

(in millions of euros)	2007	2006	2005
Capital employed (note 39.1)	13,159	14,131	14,163
Consolidated equity	**14,555**	**14,106**	**14,446**

The equity of the Group's parent company is not subject to financial covenants or any other external constraints. However, the Group's bank, Banque PSA Finance, is required to comply with prudential ratios laid down by current banking regulations, while Faurecia's equity is included in the calculation of the minimum financial ratios it is required to maintain for its existing credit facilities. At the balance sheet date, all Group companies complied with such ratios.

At December 31, 2007, the Peugeot family holds 30.3% of the Group's capital and 44.5% of its voting rights.

The Group's share buyback program is aimed at:
- reducing the company's share capital;
- awarding shares to employees, directors and officers of the Company and its subsidiaries and related parties on exercise of stock options; and
- allocating such shares to issues of equity instruments.

In order to cover obligations with regard to stock option plans, the Group buys back shares during the period when the exercise price of options is being determined. Purchases of treasury stock are carried out on in line with market opportunities and only when the Group has surplus cash. Shares bought back in 2007 were essentially held for allocation on exercise of stock options.

The per share dividend has been maintained at a stable level for the past three years.

28.2. Analysis of share capital and changes in the year

In accordance with the authorizations granted by the Shareholders' Meeting of May 23, 2007, the meeting of the Managing Board of Peugeot S.A. held on November 22, 2007 decided to cancel 337,968 shares.

At December 31, 2007 the Group's share capital amounted to €234,280,298 and was made up of ordinary shares with a par value of €1, all fully paid. The shares may be held in bearer or registered form, at the discretion of shareholders. Shares registered in the name of the same holder for at least four years carry double voting rights (Article 11 of the bylaws).

(in euros)	2007	2006	2005
Share capital at January 1	234,618,266	234,618,266	243,109,146
Cancellation of shares	(337,968)	-	(8,490,880)
Share capital at December 31	**234,280,298**	**234,618,266**	**234,618,266**

28.3. Employee stock options

A. Plan characteristics

Each year since 1999, the Managing Board of Peugeot S.A. has granted options to certain employees, directors and officers of the Company and its subsidiaries, allowing them to purchase shares at a specified price. Following the 2001 stock split, the current terms of these plans are as follows:

	Date of Managing Board decision	Vesting date	Last exercise date	Number of initial grantees	Exercise price (in euros)	Number of options granted
1999 Plan	31/03/1999	31/03/2001	31/03/2007	97	20.83	462,900
2000 Plan	05/10/2000	05/10/2002	04/10/2008	154	35.46	709,200
2001 Plan	20/11/2001	20/11/2004	19/11/2008	147	46.86	798,600
2002 Plan	20/08/2002	20/08/2005	20/08/2009	178	46.28	860,100
2003 Plan	21/08/2003	21/08/2006	20/08/2011	184	39.09	996,500
2004 Plan	24/08/2004	24/08/2007	23/08/2012	182	47.59	1,004,000
2005 Plan	23/08/2005	23/08/2008	22/08/2013	169	52.37	953,000
2006 Plan	23/08/2006	23/08/2009	22/08/2014	92	41.14	983,500
2007 Plan	22/08/2007	22/08/2010	21/08/2015	169	60.43	1,155,000

B. Changes in the number of options outstanding

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are shown below:

(number of options)	2007	2006	2005
Total at January 1	**6,078,007**	**5,274,725**	**4,615,753**
Options distributed	1,155,000	983,500	953,000
Options exercised	(1,348,793)	(178,218)	(257,028)
Options cancelled	(18,000)	(2,000)	(37,000)
Total at December 31	**5,866,214**	**6,078,007**	**5,274,725**
o/w options exercisable	2,811,714	3,146,507	2,334,225

Options outstanding at year-end are as follows:

(number of options)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
1999 Plan	-	114,930	144,247
2000 Plan	191,607	463,077	561,978
2001 Plan	394,200	726,900	776,900
2002 Plan	534,300	849,100	851,100
2003 Plan	712,607	992,500	992,500
2004 Plan	979,000	995,000	995,000
2005 Plan	931,000	953,000	953,000
2006 Plan	968,500	983,500	-
2007 Plan	1,155,000	-	-

C. Average weighted value of options and underlying shares

	2007	
(in euros)	Exercise price	Share price
Value at January 1	**44.2**	
Options distributed	60.6	60.4
Options exercised	40.6	56.8
Options cancelled	49.8	56.3
Value at December 31	**48.3**	

D. Valuation

In accordance with the principles described in note 1.19, stock options granted after November 7, 2002 have been valued as follows:

(in millions of euros)	2007 Plan	2006 Plan	2005 Plan	2004 Plan	2003 Plan	Total
Valuation at grant date						
Peugeot S.A.	22	9	9	14	12	66
Faurecia	4	3	4	5	-	16
Total	**26**	**12**	**13**	**19**	**12**	**82**
Charge for 2007						
Peugeot S.A.	2	3	3	3	-	11
Faurecia	1	-	-	1	-	2
Total	**3**	**3**	**3**	**4**	**-**	**13**
Assumptions						
Peugeot S.A.						
Share price at the grant date *(in euros)*	60.70	42.92	51.80	48.70	41.60	
Volatility	32%	27%	25%	39%	39%	
Interest rate (zero coupon bonds)	4.57%	3.75%	2.76%	3.12%	3.12%	
Exercise price *(in euros)*	60.43	41.14	52.37	47.59	39.09	
Option life (in *years)* [(1)]	6	4	4	4	4	
Dividend payout rate	2.30%	3.15%	2.75%	2.75%	2.75%	
Fair value of the options *(in euros)*	18.65	8.94	8.94	13.82	12.30	
Faurecia						
Share price at the grant date *(in euros)*	56.15	53.15	62.05	58.45		
Volatility	30%	30%	40%	40%		
Interest rate (zero coupon bonds)	4.41%	3.50%	2.93%	3.33%		
Exercise price *(in euros)*	53.19	53.80	63.70	58.18		
Option life *(in years)* [(1)]	6	4	4	4		
Dividend payout rate	0.00%	1.50%	2.00%	2.00%		
Fair value of the options *(in euros)*	22.78	13.13	20.40	18.61		

(1) Option life corresponds to the average time before exercise. Until 2006, the average period to exercise of options was considered to be equal to the tax lock-up period.

28.4. Treasury stock

Transactions under shareholder-approved programs to buy back Peugeot S.A. shares can be analyzed as follows:

A. Number of shares held

	Authorizations	Transactions		
(number of shares)		2007	2006	2005
At January 1		**6,534,475**	**5,612,693**	**10,230,439**
Share buybacks				
AGM of May 26, 2004	24,000,000	-	-	2,957,895
AGM of May 25, 2005	24,000,000	-	-	1,172,267
AGM of May 24, 2006	23,000,000	-	1,100,000	-
AGM of May 23, 2007	16,000,000	1,250,000	-	-
Share cancellations				
AGM of May 25, 2005	10% of capital	-	-	(8,490,880)
AGM of May 23, 2007	10% of capital	(337,968)	-	-
Share sales				
On exercise of stock options		(1,348,793)	(178,218)	(257,028)
At December 31		**6,097,714**	**6,534,475**	**5,612,693**
Shares held for allocation on exercise of stock options		5,866,214	6,078,007	5,274,725
Shares held for cancellation		231,500	456,468	337,968

B. Change in value

(in millions of euros)	2007	2006	2005
At January 1	**(261)**	**(220)**	**(431)**
Acquired	(76)	(45)	(198)
Cancelled	17	-	401
Exercised	49	4	8
At December 31	**(271)**	**(261)**	**(220)**

28.5. Retained earnings and other accumulated equity, excluding minority interests

This item can be analyzed as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Peugeot S.A. legal reserve	28	28	28
Other Peugeot S.A. statutory reserves and retained earnings	6,890	6,689	6,250
Retained earnings and other accumulated equity of consolidated companies, excluding minority interests	7,364	7,027	7,611
Total	**14,282**	**13,744**	**13,889**

Other Peugeot S.A. statutory reserves and retained earnings are as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Reserves available for distribution			
Tax-exempt reserves	5,822	5,621	5,182
Subject to payment of surtax [(1)]	1,068	1,068	1,068
Total	**6,890**	**6,689**	**6,250**
Tax payable on dividends	**169**	**169**	**169**

(1) Corresponding to the portion of the long-term capital gains reserve that the Group decided not to transfer to an ordinary reserve account before December 31, 2006, that remains subject to a surtax.

28.6. Minority interests

Minority interests essentially concern shareholders of Faurecia and of some of its subsidiaries.

□ Note 29 – Current and non-current provisions

29.1. Non-current provisions

A. Analysis by type

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Pensions (note 30.1)	885	1,063	1,106
Early-termination plan	92	152	233
Other employee benefit obligations	120	126	143
End-of-life vehicles	30	59	55
Other	5	6	7
Total	**1,132**	**1,406**	**1,544**

B. Movements for the year

(in millions of euros)	2007	2006	2005
At January 1	**1,406**	**1,544**	**1,769**
Movements taken to profit or loss			
Additions	108	121	152
Releases (utilizations)	(236)	(227)	(244)
Releases (surplus provisions)	(102)	(37)	(150)
	(230)	**(143)**	**(242)**
Other movements			
Translation adjustment	(42)	7	23
Change in scope of consolidation and other	(2)	(2)	(6)
At December 31	**1,132**	**1,406**	**1,544**

Provisions released in 2005—mainly relating to pensions—reflect the impact of the operations described in note 30.1.F. In 2006, they include the impact of the discontinuation of production at the Ryton site for €14 million (note 9.5). In 2007, provisions released mainly relate to pensions and are linked to workforce streamlining measures (note 9.4).

29.2. Current provisions

A. Analysis by type

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Warranties [1]	1,246	1,093	1,073
Claims and litigation	99	103	98
Restructuring plans	305	265	93
Long-term contract losses	46	16	29
Sales subject to a buyback commitment	44	26	32
Other	421	282	310
Total	**2,161**	**1,785**	**1,635**

(1) The provision for warranties mainly concerns sales of new vehicles, where the contractual obligations generally cover two years. The provision for warranties corresponds to the expected cost of warranty claims. The amount expected to be recovered from suppliers is recognized as an asset, under "Miscellaneous other receivables" (see note 25).

B. Movements for the year

(in millions of euros)	2007	2006	2005
At January 1	**1,785**	**1,635**	**1,397**
Movements taken to profit or loss			
Additions	1,725	1,436	1,137
Releases (utilizations)	(1,174)	(1,186)	(852)
Releases (surplus provisions)	(149)	(78)	(65)
	402	**172**	**220**
Other movements			
Translation adjustment	(30)	(6)	21
Change in scope of consolidation and other	4	(16)	(3)
At December 31	**2,161**	**1,785**	**1,635**

Note 30 – Pensions and other post-employment benefits

30.1. Supplementary pensions and retirement bonuses

A. Description of plans

Group employees in certain countries are entitled to supplementary pension benefits payable annually to retirees, or retirement bonuses representing one-off payments made at the time of retirement. These benefits are paid under defined contribution and defined benefit plans. Payments under defined contribution plans are in full discharge of the Group's liability and are recognized as an expense for the year in which they are incurred. Payments under defined benefit plans concern primarily France and the United Kingdom.

In France, the existing defined benefit plans concern the retirement bonuses provided for by collective bargaining agreements, the internally-managed portion of the supplementary pension scheme for engineers and management personnel (cadres) that was not externalized in 2002, which guarantees a defined level of pension benefit for all plans of up to 60% of the employee's last salary (300 serving employees and 2,700 beneficiaries), and the pension plan set up by the former subsidiary of the Chrysler group in France (Talbot), which was closed in 1981 and covers 4,000 serving employees and 14,900 beneficiaries at end-2007.

Most of the members of the Group's management bodies are eligible for the supplementary pension plan, on two conditions: (i) that they have sat on the Managing Board, Executive Committee, other senior management body or the Extended Management Committee for at least five years, unless the beneficiary had less than five years' professional service remaining at the time of taking up that position; and (ii) that they end their career with the Group. This plan guarantees a defined level of pension benefit for all plans (statutory and supplementary) equal to 50% of a benchmark salary, taken to be the three highest annual salaries received over the last five years of employment. Under this plan, benefits may be paid over to the employee's spouse.

Four defined benefit plans are managed in the United Kingdom as part of trusts. These plans are not open to employees recruited after May 2002. At December 31, 2007, 25,000 people were eligible for these plans: 2,000 serving employees, 11,500 former employees and 11,500 other beneficiaries. The plans guarantee a defined level of pension benefit representing up to 66% of the employee's last salary.

B. Assumptions

The assumptions used to calculate the Group's projected benefit obligation for the last three years are as follows: The assumptions used to calculate the Group's projected benefit obligation for the last three years are as follows:

	Euro zone	United Kingdom
Discount rate		
2007	**5.25%**	**5.75%**
2006	4.50%	5.10%
2005	4.00%	5.00%
Inflation rate		
2007	**2.00%**	**3.10%**
2006	2.00%	2.80%
2005	2.00%	2.50%
Expected return on external funds		
2007	**6.00%**	**7.00%**
2006	6.00%	7.00%
2005	6.00%	7.00%

The assumptions regarding future salary increases take into account inflation and forecast pay rises in each country. The assumption for French plans is an increase in inflation plus 1.0% in 2008, and inflation plus 0.5% for subsequent years. The assumption for UK plans is based on an increase in inflation plus 1.5%.

Mortality and staff turnover assumptions are based on the specific economic conditions of each Group company or the country in which they operate.

Sensitivity of assumptions: a 0.25-point increase or decrease in the actuarial rate (discount rate less inflation rate) would lead to an increase or decrease in the projected benefit obligation of 2.4% for French plans and 4.1% for UK plans.

The expected return on external funds is estimated based on asset allocation, the period remaining before the benefits become payable and experience-based yield projections that take into account discount rate assumptions.

C. External funds

External funds intended to cover these obligations break down as follows:

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005	
	Equities	Bonds	Equities	Bonds	Equities	Bonds
France	34%	66%	37%	63%	30%	70%
United Kingdom	55%	45%	65%	35%	65%	35%

The actual return on external funds in 2007 was 3.9% for French plans and 8% for UK plans. In France, equity funds comprise index-linked portfolios representative of the Eurostoxx 600, while bond funds are confined to top rated sovereign risks in the European Union.

In the UK, equity funds are generally benchmarked against the main indices in the UK, US and Japan. Bond funds in the UK concern sterling-denominated sovereign and commercial bonds linked to the main bond indexes.

At December 31, 2007, the PSA Peugeot Citroën Group had not decided the amount of contributions to be made to external funds in 2008.

In the United Kingdom, the Group will review the methods used to determine its annual contributions during 2008 in compliance with new pension legislation.

D. Reconciliation of pension assets and liabilities shown in the balance sheet

	Dec. 31, 2007				Dec. 31, 2006				Dec. 31, 2005			
(in millions of euros)	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total
Present value of projected benefit obligation	**(1,622)**	**(1,688)**	**(458)**	**(3,768)**	**(1,838)**	**(1,891)**	**(503)**	**(4,232)**	**(1,821)**	**(1,785)**	**(529)**	**(4,135)**
Fair value of external funds	1,400	1,388	235	3,023	1,509	1,474	229	3,212	1,502	1,319	216	3,037
Funding surplus or (shortfall)	**(222)**	**(300)**	**(223)**	**(745)**	**(329)**	**(417)**	**(274)**	**(1,020)**	**(319)**	**(466)**	**(313)**	**(1,098)**
Unrecognized net actuarial (gains) and losses	(10)	(88)	(39)	(137)	54	(113)	19	(40)	48	(125)	72	(5)
Net (provision) asset recognized	**(232)**	**(388)**	**(262)**	**(882)**	**(275)**	**(530)**	**(255)**	**(1,060)**	**(271)**	**(591)**	**(241)**	**(1,103)**
o/w provisions	(233)	(388)	(264)	(885)	(276)	(530)	(257)	(1,063)	(272)	(591)	(243)	(1,106)
o/w assets	1	-	2	3	1	-	2	3	1	-	2	3
o/w unfunded plans	*1.0%*	*0.0%*	*17.8%*	*2.6%*	*0.0%*	*0.0%*	*18.1%*	*2.2%*	*2.1%*	*0.0%*	*14.2%*	*2.7%*

The present value of the projected benefit obligation of French companies reflects commitments entered into with members of the managing bodies (described in note 43), in an amount of €24.1 million for supplementary pension benefits and €1.5 million for retirement bonuses. The service cost incurred in relation to these two plans amounted to €3.3 million for 2007.

The French Social Security Financing Act for 2008 provides for an additional levy payable on retirement bonuses in the event of compulsory retirement before the age of 65. This additional tax is 25% in 2008 and 50% as of 2009. The Act also discontinues the favorable tax and social security regime for retirement bonuses negotiated with employees retiring before the statutory age of 65 and paid between 2010 and 2014 by companies covered by collective agreements under the terms of the "Fillon" law.

The Act has led the Group to adjust its assumptions on the type of retirement. In view of the difference in the employer contributions payable on compulsory and voluntary retirement, the corresponding benefit obligation is €71 million higher at December 31, 2007.

This increase in the obligation represents an actuarial loss and the portion in excess of the 10% corridor will be amortized as from 2008 over the remaining service lives of the beneficiaries, in accordance with the Group's current policy for recognizing actuarial gains and losses

E. Movement for the year

(in millions of euros)	2007				2006				2005			
	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total
Present value of projected benefit obligation												
At January 1	**(1,838)**	**(1,891)**	**(503)**	**(4,232)**	**(1,821)**	**(1,785)**	**(529)**	**(4,135)**	**(1,882)**	**(1,543)**	**(451)**	**(3,876)**
Service cost	(49)	(19)	(12)	(80)	(48)	(33)	(17)	(98)	(45)	(33)	(13)	(91)
Interest cost	(81)	(93)	(23)	(197)	(74)	(90)	(22)	(186)	(84)	(81)	(22)	(187)
Benefit payments for the year	155	173	23	351	139	59	22	220	124	47	15	186
Actuarial gains and (losses):												
- amount	127	(18)	52	161	(42)	(18)	40	(20)	20	(130)	(44)	(154)
- *as a % of projected benefit obligation*	*6.9%*	*1.0%*	*10.3%*	*3.8%*	*2.3%*	*1.0%*	*7.6%*	*0.5%*	*1.1%*	*8.4%*	*9.8%*	*4.0%*
Translation adjustment	-	160	3	163	-	(37)	9	(28)	-	(44)	(5)	(49)
Effect of changes in scope of consolidation and other	-	-	-	-	-	-	(20)	(20)	2	-	-	2
Effect of curtailments and settlements	64	-	2	66	8	13	14	35	44	(1)	(9)	34
At December 31	**(1,622)**	**(1,688)**	**(458)**	**(3,768)**	**(1,838)**	**(1,891)**	**(503)**	**(4,232)**	**(1,821)**	**(1,785)**	**(529)**	**(4,135)**
External funds												
At January 1	**1,509**	**1,474**	**229**	**3,212**	**1,502**	**1,319**	**216**	**3,037**	**1,502**	**1,084**	**195**	**2,781**
Expected return on external funds	78	102	10	190	85	94	9	188	78	79	11	168
Actuarial gains and (losses):												
- amount	(65)	14	4	(47)	36	13	7	56	27	112	(3)	136
- *as a % of plan assets*	*4.3%*	*0.9%*	*1.7%*	*1.5%*	*2.4%*	*1.0%*	*3.2%*	*1.8%*	*1.8%*	*10.3%*	*1.5%*	*4.9%*
Translation adjustment	-	(131)	(3)	(134)	-	29	(8)	21	-	31	6	37
Employer contributions	28	66	10	104	15	78	15	108	17	60	11	88
Benefit payments for the year	(150)	(137)	(15)	(302)	(129)	(59)	(15)	(203)	(122)	(47)	(9)	(178)
Effect of changes in scope of consolidation and other	-	-	-	-	-	-	8	8	-	-	-	-
Effect of curtailments and settlements	-	-	-	-	-	-	(3)	(3)	-	-	5	5
At December 31	**1,400**	**1,388**	**235**	**3,023**	**1,509**	**1,474**	**229**	**3,212**	**1,502**	**1,319**	**216**	**3,037**
Deferred items												
At January 1	**54**	**(113)**	**19**	**(40)**	**48**	**(125)**	**72**	**(5)**	**(1)**	**(153)**	**21**	**(133)**
Deferred items arising in the year	(62)	4	(56)	(114)	6	5	(47)	(36)	45	18	48	111
Amortization of deferred items	(3)	8	(2)	3	1	10	(3)	8	(2)	9	-	7
Translation adjustment and other	-	10	-	10	-	(4)	(3)	(7)	-	(5)	2	(3)
Effect of curtailments and settlements	1	3	-	4	(1)	1	-	-	6	6	1	13
At December 31	**(10)**	**(88)**	**(39)**	**(137)**	**54**	**(113)**	**19**	**(40)**	**48**	**(125)**	**72**	**(5)**

F. Pension expense recognized in the income statement

These expenses are recorded as follows:

- under "Selling, general and administrative expenses" for service cost, amortization of deferred items, and the gain generated by the amendment to the insurance contract described below;
- under "Financial income and (expenses), net" for the interest cost and the expected return on external funds;
- under "Non-recurring operating income and (expenses)" for the impact of restructuring operations.

Pension expense breaks down as follows:

	2007				2006				2005			
(in millions of euros)	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total	France	United Kingdom	Other	Total
Service cost	(49)	(19)	(12)	(80)	(48)	(33)	(17)	(98)	(45)	(33)	(13)	(91)
Amortization of deferred items	(3)	8	(2)	3	1	10	(3)	8	(2)	9	-	7
Interest cost	(81)	(93)	(23)	(197)	(74)	(90)	(22)	(186)	(84)	(81)	(22)	(187)
Expected return on external funds	78	102	10	190	85	94	9	188	78	79	11	168
Amendment to AGF insurance contract [1]	-	-	-	-	-	-	-	-	92	-	-	92
Effect of curtailments and settlements [2,3]	65	3	2	70	7	14	11	32	52	5	(3)	54
Total	**10**	**1**	**(25)**	**(14)**	**(29)**	**(5)**	**(22)**	**(56)**	**91**	**(21)**	**(27)**	**43**

(1) Pension obligations relating to former employees of Chrysler in France (Talbot) are covered by an insurance contract taken out with AGF. At December 31, 2004, the provision raised under this contract exceeded the pension obligation calculated in accordance with IAS 19, although pursuant to the contract, these surplus funds could not be used. Under the terms of a supplemental agreement signed in early 2005 between PSA Peugeot Citroën and AGF, these surplus funds became available to pay pension benefits to employees on retirement. The surplus, for which the associated payment had been recognized in expenses in previous accounting periods, gave rise to a gain of €92 million in 2005.

(2) The defined benefit plan for executives (cadres) and "ETAM" status employees (administrative and technical supervisory staff) of certain companies in the Faurecia group in France has been abolished and a new supplementary pension scheme introduced for all Faurecia group executives in France. The new scheme comprises:
- a defined contribution plan for salary bands A and B, for which the contribution rate varies according to the seniority of the employee within Faurecia;
- a defined benefit plan for salary band C.
Executives over 53 years of age and with more than 10 years' service at December 31, 2005 and qualifying "ETAM" employees remain eligible for the previous pension plan. These adjustments lead to a significant curtailment and/or reduction in future pension entitlement. The decrease in the pension liability (€17 million), together with the immediate recognition of the corresponding actuarial differences (€23 million) gave rise to a gain of €40 million in 2005, which was posted to recurring operating income in accordance with IAS 19.

(3) This item also includes a €56 million reversal of pension obligations concerning employees having opted to leave the Group in order to pursue personal projects or on reclassification leave, following the workforce streamlining measures decided in May 2007.
Furthermore, an amount of €15 million was paid to employees who signed up to the above schemes (personal projets and reclassification leave) in order to compensate for the permanent loss of certain supplementary pension benefits that were transferred in 2002 through the payment of a one-off permium to an external insurance company. Since that amount has become redundant following the loss of rights to benefits described above, the €15 million was paid by the insurance company in an agreement aimed at providing for the retirement bonuses of the Group's employees.

G. Projected 2008 benefit payments

Pension benefits payable in 2008 are estimated at €208 million.

30.2. Long service awards

The Group estimates its liability for long-service awards payable to employees who fulfil certain seniority criteria, notably in France. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 30.1.A above). The estimated liability is provided for in full in the consolidated financial statements and breaks down as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
French companies	43	46	44
Foreign companies	17	16	16
Total	**60**	**62**	**60**

30.3. Healthcare benefits

In addition to the pension obligations described above, some Faurecia group companies, mainly in the US, pay the healthcare costs of retired employees. The related obligation is provided for in full in the consolidated financial statements, as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	27	28	31

□ Note 31 – Current and non-current financial liabilities – manufacturing and sales companies

The recognition and measurement principles applicable to borrowings and other financial liabilities, excluding derivatives, are described in note 1.14.C. Derivatives are accounted for as set out in note 1.14.D.

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005	
	At amortized cost or fair value		At amortized cost or fair value		At amortized cost or fair value	
(in millions of euros)	Non-current	Current	Non-current	Current	Non-current	Current
Bonds	2,476	-	2,573	-	2,719	144
Employee profit-sharing fund	32	41	73	41	108	30
Finance lease liabilities	314	70	318	48	230	49
Other long-term debt	1,471	82	1,147	283	752	70
Other short-term financing and overdraft facilities	-	1,737	-	4,024	-	4,858
Derivative instruments	1	20	14	4	17	15
Total financial liabilities	**4,294**	**1,950**	**4,125**	**4,400**	**3,826**	**5,166**

31.1. Non-current financial liabilities

(in millions of euros)	Dec. 31, 2007 At amortized cost or fair value	Nominal amount	Maturities (nominal amount) 1 to 5 years	Beyond 5 years
Bonds	2,476	2,395	1,796	599
Long-term employee profit-sharing fund	32	32	32	-
Long-term finance lease liabilities	314	314	212	102
Other long-term debt	1,471	1,474	1,146	328
Derivative instruments [1]	1	-	-	-
Total non-current financial liabilities	**4,294**	-	-	-

(in millions of euros)	Dec. 31, 2006 At amortized cost or fair value	Nominal amount	Maturities (nominal amount) 1 to 5 years	Beyond 5 years
Bonds	2,573	2,393	1,794	599
Long-term employee profit-sharing fund	73	73	73	-
Long-term finance lease liabilities	318	318	193	125
Other long-term debt	1,147	1,146	1,087	59
Derivative instruments [1]	14	-	-	-
Total non-current financial liabilities	**4,125**	-	-	-

(in millions of euros)	Dec. 31, 2005 At amortized cost or fair value	Nominal amount	Maturities (nominal amount) 1 to 5 years	Beyond 5 years
Bonds	2,719	2,392	300	2,092
Long-term employee profit-sharing fund	108	108	108	-
Long-term finance lease liabilities	230	230	150	80
Other long-term debt	752	745	598	147
Derivative instruments [1]	17	-	-	-
Total non-current financial liabilities	**3,826**	-	-	-

(1) Maturities and notional amounts of derivative instruments are provided in note 37.

31.2. Characteristics of bonds and other borrowings

(in millions of euros)	Dec. 31, 2007		Issuing currency	Due	Effective interest rate	Rate after hedging
	Non-current	Current				
GIE PSA Trésorerie						
2001 bond issue	1,554	-	EUR	2011	5.98%	Euribor 6M +63 bp
2003 bond issue	622	-	EUR	2033	6.00%	Euribor 3M +92 bp
Faurecia						
2005 bond issue (1)	300	-	EUR	2010	3.63%	3.63%
Total	**2,476**	**-**				
Peugeot Citroën Automobiles						
EIB loan (2) - 73 M GBP	121	-	GBP	2009	Libor 3M +5 bp	Eonia +18 bp
EIB loan (2) - 125 M EUR	125	1	EUR	2011	Euribor 3M +9 bp	Euribor 3M +9 bp
EIB loan (2) - 250 M EUR	250	1	EUR	2014	Euribor 3M +10 bp	Euribor 3M +10 bp
FDES zero coupon debt (2)	24	-	EUR	2020		
Other borrowings	28	6				
Faurecia						
Syndicated loan (1)	800	-	EUR	2009	Euribor 1M +42.5 bp	4.45%
Other borrowings	23	39	EUR/USD	2008	Variable/Fixed	Variable/Fixed
Peugeot Citroën do Brasil Automoveis	28	30	BRL	2009	Variable/Fixed	Variable/Fixed
Other companies	72	5				
Total	**1,471**	**82**				

(1) These contracts contain covenants based on financial ratios. At December 31, 2007, the Group complied with all of these ratios.
(2) EIB: European Investment Bank; FDES: French social and economic development fund.

31.3. Characteristics of other short-term financing and overdraft facilities

(in millions of euros)	Issuing currency	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Commercial paper	EUR	504	484	850
Short-term loans	N/A	513	689	1,225
Bank overdrafts	N/A	678	820	720
Payments issued (1)	N/A	42	2,031	2,063
Total		**1,737**	**4,024**	**4,858**

(1) This item corresponds to payments issued but not yet debited on bank statements due to a non-working day for banks. The matching entry is an increase in cash and cash equivalents under assets.

31.4. Finance lease liabilities

The present value of future payments under finance leases reported in "Other borrowings" can be analyzed as follows by maturity:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
2006	-	-	68
2007	-	94	59
2008	116	82	54
2009	107	83	50
2010	100	76	49
2011	52	40	22
Subsequent years	58	43	8
	433	**418**	**310**
Less interest portion	(49)	(52)	(31)
Present value of future lease payments	**384**	**366**	**279**

Note 32 – Other non-current liabilities

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Liabilities related to vehicles subject to a buyback commitment	2,872	2,743	2,335
Other	15	16	19
Total	**2,887**	**2,759**	**2,354**

Note 33 – Financing liabilities – finance companies

Financing liabilities are accounted for as described in note 1.14.C.

33.1. Analysis by type

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Securities issued by securitization funds (note 21)	4,088	2,537	1,846
Other bond debt	413	413	91
Other debt securities	12,165	12,996	12,876
Bank borrowings	7,626	6,895	7,778
	24,292	**22,841**	**22,591**
Customer deposits	378	418	337
	24,670	**23,259**	**22,928**
Amounts due to Group manufacturing and sales companies	*(148)*	*(215)*	*(171)*
Total	**24,522**	**23,044**	**22,757**

33.2. Analysis by maturity

Dec. 31, 2007 *(in millions of euros)*	Securities issued by securitization funds	Other bond debt	Other debt securities	Bank borrowings	Total
Less than 3 months	203	-	5,896	4,635	10,734
3 months to 1 year	221	-	2,738	1,385	4,344
1 to 5 years	1,164	-	3,460	1,606	6,230
Beyond 5 years	2,500	413	71	-	2,984
Total	**4,088**	**413**	**12,165**	**7,626**	**24,292**

Dec. 31, 2006 *(in millions of euros)*	Securities issued by securitization funds	Other bond debt	Other debt securities	Bank borrowings	Total
Less than 3 months	-	-	4,216	2,472	6,688
3 months to 1 year	637	-	2,850	1,948	5,435
1 to 5 years	1,616	-	5,864	2,475	9,955
Beyond 5 years	284	413	66	-	763
Total	**2,537**	**413**	**12,996**	**6,895**	**22,841**

Dec. 31, 2005 *(in millions of euros)*	Securities issued by securitization funds	Other bond debt	Other debt securities	Bank borrowings	Total
Less than 3 months	167	-	3,523	4,267	7,957
3 months to 1 year	476	91	2,670	1,536	4,773
1 to 5 years	1,203	-	6,574	1,975	9,752
Beyond 5 years	-	-	109	-	109
Total	**1,846**	**91**	**12,876**	**7,778**	**22,591**

33.3. Analysis by repayment currency

All bonds and securities issued by securitization funds are repayable in euros. Other debt can be analyzed as follows by repayment currency:

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005	
(in millions of euros)	Other debt securities	Bank borrowings	Other debt securities	Bank borrowings	Other debt securities	Bank borrowings
EUR	11,569	7,554	12,495	6,022	12,335	6,192
GBP	204	6	246	385	277	1,210
USD	-	-	-	-	17	-
JPY	264	-	168	-	161	-
BRL	79	-	40	256	24	190
CHF	-	1	-	47	-	50
CZK	49	3	47	85	62	74
Other	-	62	-	100	-	62
Total	**12,165**	**7,626**	**12,996**	**6,895**	**12,876**	**7,778**

Note 34 – Other payables

34.1. Manufacturing and sales companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Taxes payable other than income taxes	988	934	938
Personnel-related payables	1,079	996	1,063
Payroll taxes	557	590	608
Payable on fixed asset purchases	294	426	529
Customer prepayments	481	370	370
Derivative instruments (1)	46	2	7
Deferred income	386	335	320
Miscellaneous other payables	410	422	320
Total	**4,241**	**4,075**	**4,155**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast operating receivables and payables. These instruments are analyzed by maturity in note 37, "Management of market risks".

34.2. Finance companies

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Personnel-related payables and payroll taxes	51	52	73
Derivative instruments (1)	164	211	175
Deferred income and accrued expenses	330	313	382
Miscellaneous other payables	187	271	214
Total	**732**	**847**	**844**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge interest rate risks on finance receivables and financing liabilities. These instruments are analyzed by maturity in note 37, "Management of market risks".

Note 35 – Notes to the consolidated statements of cash flows

35.1. Analysis of net cash and cash equivalents as reported in the statements of cash flows

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Cash and cash equivalents (note 27.1)	5,185	6,339	6,351
Payments issued (note 31.3)	(42)	(2,031)	(2,063)
Net cash and cash equivalents—manufacturing and sales companies	**5,143**	**4,308**	**4,288**
Net cash and cash equivalents—finance companies (note 27.2)	**943**	**620**	**635**
Elimination of intragroup transactions (1)	*(149)*	*(292)*	*(230)*
Total	**5,937**	**4,636**	**4,693**

(1) The elimination of intragroup transactions concerns the transfer of receivables of the Automobile Division to the finance companies on the last day of the month. The corresponding cash flows are recognized on the day of the sale by the Automobile Division, and on the following day by the finance company.

35.2. Change in operating assets and liabilities as reported in the consolidated statements of cash flows

A. Manufacturing and sales companies

(in millions of euros)	2007	2006	2005
(Increase) decrease in inventories	(116)	(16)	(194)
(Increase) decrease in trade receivables	153	2	241
Increase (decrease) in trade payables	190	310	(618)
Change in current allowances and provisions	409	185	225
Change in income taxes	57	25	(85)
Other changes	227	(82)	142
	920	**424**	**(289)**
Net flows with Group finance companies	*(106)*	*(5)*	*(24)*
Total	**814**	**419**	**(313)**

B. Finance companies

(in millions of euros)	2007	2006	2005
Increase in finance receivables	(700)	(464)	(1,136)
Increase in short-term investments	(579)	(53)	(353)
Increase in financing liabilities	1,612	368	1,293
Change in current allowances and provisions	(7)	(12)	(1)
Change in income taxes	(1)	(46)	56
Other changes	(288)	(27)	(7)
	37	**(234)**	**(148)**
Net flows with Group manufacturing and sales companies	*240*	*(32)*	*(24)*
Total	**277**	**(266)**	**(172)**

35.3. Detailed analysis of change in operating assets and liabilities – manufacturing and sales companies

2007 *(in millions of euros)*	At Jan. 1	Cash flows from operating activities	Change in scope of consolidation and other	Translation adjustment	Revaluations taken to equity	At Dec. 31
Inventories	(6,826)	(116)	(31)	60	-	(6,913)
Trade receivables	(3,043)	153	2	31	-	(2,857)
Trade payables	10,481	190	23	(94)	-	10,600
Income taxes	(58)	57	(9)	(1)	-	(11)
Current allowances and provisions	1,747	409	5	(29)	-	2,132
Other receivables	(1,719)	(51)	(9)	6	(9)	(1,782)
Other payables	4,075	155	9	2	-	4,241
	4,657	**797**	**(10)**	**(25)**	**(9)**	**5,410**
Net flows with Group finance companies	*132*	*(109)*	*3*	-	-	*26*
Total	**4,789**	**688**	**(7)**	**(25)**	**(9)**	**5,436**

2006 *(in millions of euros)*	At Jan. 1	Cash flows from operating activities	Change in scope of consolidation and other	Translation adjustment	Revaluations taken to equity	At Dec. 31
Inventories	(6,889)	(16)	6	73	-	(6,826)
Trade receivables	(3,097)	2	(4)	56	-	(3,043)
Trade payables	10,240	310	(13)	(56)	-	10,481
Income taxes	(80)	25	2	(5)	-	(58)
Current allowances and provisions	1,582	185	(12)	(8)	-	1,747
Other receivables	(1,694)	(47)	4	18		(1,719)
Other payables	4,155	(74)	17	(23)	-	4,075
	4,217	**385**	**-**	**55**	**-**	**4,657**
Net flows with Group finance companies	*137*	*(5)*	-	-	-	*132*
Total	**4,354**	**380**	**-**	**55**	**-**	**4,789**

35.4. Change in other financial assets and liabilities – manufacturing and sales companies

(in millions of euros)	2007	2006	2005
Increase in borrowings	414	705	410
Repayment of borrowings and conversion of bonds	(389)	(238)	(389)
(Increase) decrease in non-current financial assets	(565)	(318)	(271)
(Increase) decrease in current financial assets	261	855	327
Increase (decrease) in current financial liabilities	(280)	(799)	(66)
	(559)	**205**	**11**
Net flows with Group finance companies	*8*	*(23)*	*25*
Total	**(551)**	**182**	**36**

35.5. Change in other financial assets and liabilities – finance companies

This item corresponds to the repayment of subordinated debt in 2005.

▫ Note 36 – Financial instruments

A. Financial instruments reported in the balance sheet

	Dec. 31, 2007		Analysis by category of instrument				
(in millions of euros)	Carrying amount	Fair value	Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Investments in non-consolidated companies	50	50	-	50	-	-	
Other non-current financial assets	1,168	1,168	724	254	131	-	59
Loans and receivables—finance companies	23,223	23,022	-	-	23,223	-	-
Short-term investments—finance companies	3,310	3,310	3,310	-	-	-	-
Trade receivables—manufacturing and sales companies	2,700	2,700	-	-	2,700	-	-
Other receivables	2,420	2,420	-	-	2,110	-	310
Current financial assets	1,483	1,483	948	-	497	-	38
Cash equivalents	4,115	4,115	4,115	-	-	-	-
Cash	1,864	1,864	1,864	-	-	-	-
Assets	**40,333**	**40,132**	**10,961**	**304**	**28,661**		**407**
Non-current financial liabilities	4,294	4,302	-	-	-	4,293	1
Financing liabilities - finance companies	24,522	24,465	149	-	-	24,373	-
Trade payables	10,571	10,571	-	-	10,571	-	-
Other payables	4,681	4,681	-	-	4,471	-	210
Current financial liabilities	1,950	1,950	-	-	-	1,930	20
Liabilities	**46,018**	**45,969**	**149**		**15,042**	**30,596**	**231**

	Dec. 31, 2006		Analysis by category of instrument				
(in millions of euros)	Carrying amount	Fair value	Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Investments in non-consolidated companies	53	53	-	53	-	-	
Other non-current financial assets	1,368	1,368	797	283	123	-	165
Loans and receivables—finance companies	22,703	22,529	-	-	22,703	-	-
Short-term investments—finance companies	2,818	2,818	2,818	-	-	-	-
Trade receivables—manufacturing and sales companies	2,850	2,850	-	-	2,850	-	-
Other receivables	2,268	2,268	-	-	2,019	-	249
Current financial assets	1,132	1,132	918	-	171	-	43
Cash equivalents	5,197	5,197	5,197	-	-	-	-
Cash	1,470	1,470	1,470	-	-	-	-
Assets	**39,859**	**39,685**	**11,200**	**336**	**27,866**	**-**	**457**
Non-current financial liabilities	4,125	4,262	-	-	-	4,111	14
Financing liabilities—finance companies	23,044	23,056	152	-	-	22,892	-
Trade payables	10,456	10,456	-	-	10,456	-	-
Other payables	4,661	4,661	-	-	4,448	-	213
Current financial liabilities	4,400	4,400	-	-	-	4,396	4
Liabilities	**46,686**	**46,835**	**152**	**-**	**14,904**	**31,399**	**231**

(in millions of euros)	Dec. 31, 2005		Analysis by category of instrument				
	Carrying amount	Fair value	Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Investments in non-consolidated companies	46	46	-	46	-	-	
Other non-current financial assets	1,986	1,986	1,174	263	139	-	410
Loans and receivables—finance companies	22,238	22,391	-	-	22,238	-	-
Short-term investments—finance companies	2,709	2,709	2,709	-	-	-	-
Trade receivables—manufacturing and sales companies	2,931	2,931	-	-	2,931	-	-
Other receivables	2,276	2,276	-	-	2,053	-	223
Current financial assets	1,214	1,214	971	41	176	-	26
Cash equivalents	5,164	5,164	5,164	-	-	-	-
Cash	1,592	1,592	1,592	-	-	-	-
Assets	**40,156**	**40,309**	**11,610**	**350**	**27,537**	**-**	**659**
Non-current financial liabilities	3,826	4,005	-	-	-	3,809	17
Financing liabilities—finance companies	22,757	22,778	158	-	-	22,599	-
Trade payables	10,210	10,210	-	-	10,210	-	-
Other payables	4,773	4,773	-	-	4,591	-	182
Current financial liabilities	5,166	5,166	-	-	-	5,151	15
Liabilities	**46,732**	**46,932**	**158**	**-**	**14,801**	**31,559**	**214**

The main valuation methods applied are as follows:
Items recognized at fair value through profit or loss and derivative hedging instruments are measured by using a valuation technique which benchmarks interbank rates (Euribor, etc.) and daily foreign exchange rates set by the European Central Bank. All the financial instruments in this category are financial assets and liabilities designated at fair value through profit or loss at inception in accordance with the criteria set out in note 1.14.

Investments in non-consolidated companies and investments are stated at fair value in the balance sheet, in accordance with IAS 39 (note 1.14.B (a) and (c)).

Financing loans and receivables are stated at amortized cost measured using the effective interest method, and are generally hedged against interest rate risks. The hedged portion is remeasured at fair value in accordance with hedge accounting principles. This means that the margin on loans and receivables outstanding is excluded from the remeasurement. The fair value presented above is estimated by discounting future cash flows at the rate applicable to similar loans granted at the balance sheet date.

Borrowings taken out by the manufacturing and sales companies and the financing liabilities of finance companies are mainly stated at amortized cost, determined by the effective interest method. The financial liabilities hedged by interest rate swaps qualify for hedge accounting. The interest-linked portion is remeasured at fair value. The fair value presented above is estimated taking account of the Group's credit risk. Exceptionally, some financial liabilities are accounted for using the fair value option.

The Group has decided to recognize such items at fair value through profit or loss in order to prevent an accounting mismatch between the fair values of the liability and the related economic hedging instruments. The change in fair value attributable to credit risk recognized during the year is not material.

The fair value of the manufacturing and sales companies' trade receivables and payables is considered as being equivalent to carrying value, due to their very short maturities.

The fair value of financial instruments held by the Group is calculated whenever it can be estimated reliably on the basis of market data considering that they are not intended to be sold. The fair value of financial instruments traded on an active market is based on the market price at the balance sheet date. The market price used for financial assets held by the Group is the bid price on the market at the measurement date.

B. Impact of financial instruments on income

(in millions of euros)	2007 Impact	Analysis by category of instrument: Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Manufacturing and sales companies						
Total interest income	10	-	-	10	-	-
Total interest expense	(287)	-	-	-	(287)	-
Remeasurement	257	276	-	-	5	(24)
Income on disposal	17	-	17	-	-	-
Net impairment	(3)	-	-	(3)	-	-
Total – manufacturing and sales companies	**(6)**	**276**	**17**	**7**	**(282)**	**(24)**
Finance companies						
Total interest income	1,617	-	-	1,617	-	-
Total interest expense	(978)	-	-	-	(978)	-
Remeasurement	176	127	-	34	(12)	27
Net impairment	(51)	-	-	(51)	-	-
Total – finance companies	**764**	**127**	**-**	**1,600**	**(990)**	**27**
Net gain (loss)	**758**	**403**	**17**	**1,607**	**(1,272)**	**3**

(in millions of euros)	2006 Impact	Analysis by category of instrument: Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Manufacturing and sales companies						
Total interest income	11	-	-	11	-	-
Total interest expense	(232)	-	-	-	(232)	-
Remeasurement	115	165	-	-	3	(53)
Income on disposal	24	-	24	-	-	-
Net impairment	(15)	-	-	(15)	-	-
Total – manufacturing and sales companies	**(97)**	**165**	**24**	**(4)**	**(229)**	**(53)**
Finance companies						
Total interest income	1,462	-	-	1,462	-	-
Total interest expense	(757)	-	-	-	(757)	-
Remeasurement	94	72	-	(78)	68	32
Net impairment	(41)	-	-	(41)	-	-
Total – finance companies	**758**	**72**	**-**	**1,343**	**(689)**	**32**
Net gain (loss)	**661**	**237**	**24**	**1,339**	**(918)**	**(21)**

(in millions of euros)	2005 Impact	Analysis by category of instrument: Fair value through profit or loss	Available-for-sale assets	Loans, receivables and other liabilities	Borrowings at amortized cost	Derivative instruments
Manufacturing and sales companies						
Total interest income	16	-	-	16	-	-
Total interest expense	(190)	-	-	-	(190)	-
Remeasurement	80	138	-	-	(65)	7
Income on disposal	51	-	51	-	-	-
Net impairment	3	-	-	3	-	-
Total—manufacturing and sales companies	**(40)**	**138**	**51**	**19**	**(255)**	**7**
Finance companies						
Total interest income	1,384	-	-	1,384	-	-
Total interest expense	(593)	-	-	-	(593)	-
Remeasurement	1	46	-	(63)	41	(23)
Net impairment	(25)	-	-	(25)	-	-
Total—finance companies	**767**	**46**	**-**	**1,296**	**(552)**	**(23)**
Net gain (loss)	**727**	**184**	**51**	**1,315**	**(807)**	**(16)**

All income generated by the finance business on financial assets and liabilities within the meaning of IAS 39 is recorded in recurring operating income.

Note 37 – Management of market risks

37.1. Risk management policy

A. Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks mainly concern the Automobile Division. Automobile Division positions are managed primarily by entering into forward currency contracts, as soon as the foreign currency invoice is accounted for, through the PSA Peugeot Citroën Group's specialized company, PSA International S.A. (PSAI). PSAI also hedges currency risks on forecast transactions to be carried out by the Automobile Division in Japanese yen and pounds sterling.

PSAI also carries out proprietary transactions involving currency instruments. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and have a very limited impact on consolidated profit.

Risks arising on these transactions are managed by applying simulated changes in market conditions (spot rates and volatility) to the existing portfolio using parameters drawing on historical volatility over a trailing twelve-month period accurate to within ten trading days. These parameters are verified or revised at least twice a year or in the event of sudden and sharp market shifts. Stress tests performed on the portfolio at December 31, 2007 resulted in a non-material impact on Group consolidated profit.

Currency fluctuation assumptions applied in the stress tests are as follows:

	USD	YEN	CZK	SKK
Hypothetical fluctuation against the euro	5.0%	10.0%	5.5%	5.5%

Faurecia manages the currency risks incurred by its subsidiaries on commercial transactions, principally by forward purchase and sale contracts and options, and foreign currency financing. Subsidiaries located outside the euro zone are granted intragroup loans in their functional currency. As such loans are refinanced in euros, exchange rate risk is hedged through swaps.

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

Dec. 31, 2007 *(in millions of euros)*	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	262	33	200	21	23	20	317
Total liabilities	(582)	(58)	(256)	(80)	-	(14)	(179)
Net position before hedging	**(320)**	**(25)**	**(56)**	**(59)**	**23**	**6**	**138**
Financial derivative instruments	311	25	47	52	(23)	(7)	(191)
Net position after hedging	**(9)**	**-**	**(9)**	**(7)**	**-**	**(1)**	**(53)**

Dec. 31, 2006 (in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	163	57	168	131	27	28	479
Total liabilities	(523)	(28)	(168)	-	-	(10)	(108)
Net position before hedging	**(360)**	**29**	**-**	**131**	**27**	**18**	**371**
Financial derivative instruments	357	(29)	(5)	(97)	(27)	(21)	(367)
Net position after hedging	**(3)**	**-**	**(5)**	**34**	**-**	**(3)**	**4**

Dec. 31, 2005 (in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	28	104	173	92	26	11	579
Total liabilities	(589)	-	(240)	-	-	(8)	(112)
Net position before hedging	**(561)**	**104**	**(67)**	**92**	**26**	**3**	**467**
Financial derivative instruments	549	(120)	61	(95)	(26)	(7)	(452)
Net position after hedging	**(12)**	**(16)**	**(6)**	**(3)**	**-**	**(4)**	**15**

The net position of the finance companies in the main foreign currencies is as follows:

Dec. 31, 2007 *(in millions of euros)*	GBP	YEN	USD	CHF	Other
Total assets	1,425			233	218
Total liabilities	(205)	(264)			(49)
Net position before hedging	**1,220**	**(264)**	**-**	**233**	**169**
Financial derivative instruments	(1,220)	264		(233)	(169)
Net position after hedging	**-**	**-**	**-**	**-**	**-**

Dec. 31, *2006 (in millions of euros)*	GBP	YEN	USD	CHF	Other
Total assets	1,933	-	-	267	210
Total liabilities	(246)	(168)	(19)	-	(167)
Net position before hedging	**1,687**	**(168)**	**(19)**	**267**	**43**
Financial derivative instruments	(1,687)	168	19	(267)	(43)
Net position after hedging	**-**	**-**	**-**	**-**	**-**

Dec. 31, 2005 *(in millions of euros)*	GBP	YEN	USD	CHF	Other
Total assets	765	-	-	289	179
Total liabilities	-	(161)	(51)	-	(111)
Net position before hedging	**765**	**(161)**	**(51)**	**289**	**68**
Financial derivative instruments	(765)	161	51	(289)	(68)
Net position after hedging	**-**	**-**	**-**	**-**	**-**

The above table shows the Group position arising from all operations recognized in the balance sheet at December 31, 2007, 2006 and 2005.

At December 31, 2007, the sensitivity of earnings to changes in foreign exchange rates is relatively limited due to the Group's policy of systematically hedging foreign currency receivables and payables. Shareholders' equity, on the other hand, is mainly sensitive to changes in the value sterling and Polish zlotys.

The results of the sensitivity test are as follows:

(in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Hypothetical fluctuation against the euro	4.0%	10.0%	5.0%	10.0%	3.0%	12.0%	N/A
Impact on income before tax	-	-	-	1	-	-	4
Impact on equity	4	-	-	14	-	-	5

B. Interest rate risk

Cash surpluses and short-term financing needs of manufacturing and sales companies—except for automotive equipment companies—are mainly centralized at the level of GIE PSA Trésorerie, which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to variable rates.

The gross borrowings of manufacturing and sales companies—excluding automotive equipment companies—consist mainly of fixed- and adjustable-rate long-term loans. The debt is converted to variable rate by means of derivatives, in order to match interest rates on cash surpluses.

Faurecia manages interest rate risks on a centralized basis. The Group Finance and Treasury Department—which reports to Group General Management—is responsible for managing this interest rate risk. Hedging decisions are made by a Market Risk Committee that meets on a monthly basis. Faurecia also uses caps and other options in euros and US dollars to hedge interest rates on borrowings payable between January 2008 and December 2010, and has taken out variable/fixed-rate swaps in euros and US dollars to hedge interest payable over the same period. Floors have been acquired in order to benefit from any decline in medium-term interest rates on fixed-rate debt.

Banque PSA Finance, which grants fixed-rate loans to customers of the Automobile Division, mainly refinances these loans through adjustable borrowing rates. The impact of changes in interest rates is hedged by entering into swaps that match interest rates on outstanding loans and the related refinancing.

Since 2004, Banque PSA Finance has hedged the cost of refinancing future fixed-rate loans in euros (note 37.3).

The tables below analyze borrowings and financial assets before and after hedging at year-end. The maturity of adjustable-rate borrowings and assets is considered to be the next rate adjustment date.

The net interest rate position of manufacturing and sales companies is as follows:

Dec. 31, 2007 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	7,169	125	85	7,379
Total liabilities	(3,320)	(2,014)	(646)	(5 980)
Net position before hedging	**3,849**	**(1,889)**	**(561)**	**1,399**
Financial derivative instruments	(2,176)	1,554	622	-
Net position after hedging	**1,673**	**(335)**	**61**	**1,399**

Dec. 31, 2006 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	7,914	100	75	8,089
Total liabilities	(5,276)	(2,282)	(755)	(8,313)
Net position before hedging	**2,638**	**(2,182)**	**(680)**	**(224)**
Financial derivative instruments	(2,517)	1,834	683	-
Net position after hedging	**121**	**(348)**	**3**	**(224)**

Dec. 31, 2005 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	8,552	85	76	8,713
Total liabilities	(5,693)	(699)	(2,446)	(8,838)
Net position before hedging	**2,859**	**(614)**	**(2,370)**	**(125)**
Financial derivative instruments	(2,604)	185	2,419	-
Net position after hedging	**255**	**(429)**	**49**	**(125)**

A 1% fall in interest rates would lead to a €2.6 million shortfall with respect to the position for 2006 (€0.4 million with regard to the position for 2006).

Fixed-rate debt maturing in more than one year relates primarily to the Faurecia bond maturing in 2010, and to employee profit-sharing.

The net interest rate position of finance companies is as follows:

Dec. 31, 2007 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	17,809	9,929	-	27,738
Total liabilities	(23,120)	(1,154)	(62)	(24,336)
Net position before hedging	**(5,311)**	**8,775**	**(62)**	**3,402**
Financial derivative instruments	5,788	(5,850)	62	-
Net position after hedging	**477**	**2,925**	**-**	**3,402**

Dec. 31, 2006 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	16,749	9,597	-	26,346
Total liabilities	(19,264)	(2,350)	(1,316)	(22,930)
Net position before hedging	**(2,515)**	**7,247**	**(1,316)**	**3,416**
Financial derivative instruments	2,981	(4,297)	1,316	-
Net position after hedging	**466**	**2,950**	**-**	**3,416**

Dec. 31, 2005 *(in millions of euros)*	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	16,407	9,347	-	25,754
Total liabilities	(19,721)	(2,585)	(261)	(22,567)
Net position before hedging	**(3,314)**	**6,762**	**(261)**	**3,187**
Financial derivative instruments	4,271	(4,532)	261	-
Net position after hedging	**957**	**2,230**	**-**	**3,187**

A 1% fall in interest rates would lead to a €1.6 million shortfall with respect to the position for 2007 (approximately the same as 2006).

The net position after hedging with maturities of one to five years corresponds to the net assets covered by Banque PSA Finance's regulatory capital.

C. Equity risk

Equity risk corresponds to the price risk arising from a fall in the value of equities held by the Group.

Equity fluctuation assumptions are determined based on average historical and implicit volatility recorded on the CAC 40 and EuroStoxx 50 indices over the last 12 months.

Dec. 31, 2007 *(in millions of euros)*	Investments classified as available-for-sale	Investments accounted for using the fair value option
Balance sheet position	254	59
Sensitivity of earnings	-	(12)
Sensitivity of equity	(51)	N/A
Unfavorable fluctuation assumptions	20%	20%

Dec. 31, 2006 *(in millions of euros)*	Investments classified as available-for-sale	Investments accounted for using the fair value option
Balance sheet position	283	61
Sensitivity of earnings	-	(6)
Sensitivity of equity	(28)	N/A
Unfavorable fluctuation assumptions	10%	10%

Dec. 31, 2005 *(in millions of euros)*	Investments classified as available-for-sale	Investments accounted for using the fair value option
Balance sheet position	275	49
Sensitivity of earnings	-	(5)
Sensitivity of equity	(27)	N/A
Unfavorable fluctuation assumptions	10%	10%

D. Other risks

Credit and liquidity risk are analyzed in the "Management of market risks" section of the Management Report.

37.2. Hedging instruments – manufacturing and sales companies

The different types of hedges and their accounting treatment are described in note 1.14.D (b).

The Group does not hedge net investments in foreign operations.

A. Details of balance sheet values of hedging instruments and notional amounts hedged

Dec. 31, 2007 *(in millions of euros)*	Carrying amount		Notional amount	Maturities		
				Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency forward contracts	-	-	14	14	-	-
- Currency options	-	-	-	-	-	-
- Currency swaps	5	(1)	534	415	119	-
Cash flow hedges:						
- Currency options	18	-	832	590	242	-
- Trading instruments[1]	46	(52)	1,448	1,387	61	-
Total	**69**	**(53)**	**2,828**	**2,406**	**422**	**-**
Interest rate risk						
Fair value hedges:						
- Interest rate swaps	58	-	2,100	-	1,500	600
Trading instruments[2]	35	(14)	6,897	3,288	3,609	-
Total	**93**	**(14)**	**8,997**	**3,288**	**5,109**	**600**
Total fair value hedges	**63**	**(1)**	**2,648**	**429**	**1,619**	**600**
Total cash flow hedges	**18**	**-**	**832**	**590**	**242**	**-**

Dec. 31, 2006 (in millions of euros)	Carrying amount		Notional amount	Maturities		
				Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency forward contracts	1	-	45	45	-	-
- Currency options	-	-	154	154	-	-
- Currency swaps	2	(1)	469	350	119	-
Cash flow hedges:						
- Currency options	6	-	2,423	2,159	264	-
Trading instruments (1)	6	(2)	1,180	1,087	93	-
Total	**15**	**(3)**	**4,271**	**3,795**	**476**	**-**
Interest rate risk						
Fair value hedges:						
- Interest rate swaps	164	(4)	2,610	300	1,710	600
Trading instruments (2)	42	(13)	10,427	6,991	3,436	-
Total	**206**	**(17)**	**13,037**	**7,291**	**5,146**	**600**
Total fair value hedges	**167**	**(5)**	**3,278**	**849**	**1,829**	**600**
Total cash flow hedges	**6**	**-**	**2,423**	**2,159**	**264**	**-**

Dec. 31, 2005 (in millions of euros)	Carrying amount		Notional amount	Maturities		
				Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency forward contracts	6	-	378	378	-	-
- Currency options	7	-	187	187	-	-
- Currency swaps	20	(17)	470	-	470	-
Cash flow hedges:						
- Currency options	16	-	1,727	1,727	-	-
Trading instruments (1)	-	(7)	1,237	1,141	96	-
Total	**49**	**(24)**	**3,999**	**3,433**	**566**	**-**
Interest rate risk						
Fair value hedges:						
- Interest rate swaps	392	(11)	2,582	256	175	2,151
Trading instruments (2)	24	(4)	11,998	6,478	5,520	-
Total	**416**	**(15)**	**14,580**	**6,734**	**5,695**	**2,151**
Total fair value hedges	**425**	**(28)**	**3,617**	**821**	**645**	**2,151**
Total cash flow hedges	**16**	**-**	**1,727**	**1,727**	**-**	**-**

(1) Derivative instruments not qualifying as hedges within the meaning of IAS 39. In accordance with IAS 21, payables and receivables denominated in foreign currencies must be systematically remeasured at the closing exchange rate with any gains or losses taken to income. The Group has elected not to designate these payables and receivables as hedges, although their impact on income is the same.

(2) Derivative instruments not qualifying as hedges within the meaning of IAS 39 and corresponding to the fair value of forward financial instruments acting as economic hedges of debt or investments.

B. Details of the impact of hedging instruments on income and equity

Impact of cash flow hedges

(in millions of euros)	2007	2006	2005
Fair value at January 1	**6**	**16**	**98**
Change in the effective portion in equity	2	3	(62)
Change in the ineffective portion in income	(6)	(46)	(55)
Purchased options	15	33	35
Derecognition following exercise or disposal	-	-	-
Fair value at December 31	**17**	**6**	**16**
Recognition of intrinsic value in income due to exercise	2	-	-
Recognition of intrinsic value in income due to disqualification	7	-	-
Pre-tax impact on income	**3**	**(46)**	**(55)**
Pre-tax impact on equity	**4**	**3**	**(62)**

Cash flow hedges relating to manufacturing and sales companies are currency options concerning forecast vehicle sales on the UK market in 2007. The Group has also purchased yen call options to cap exchange rates on planned vehicle purchases in 2007 and 2008 within the scope of the Mitsubishi cooperation agreement.

Changes in the time value of money are recorded in other income and expenses (see note 12). Amounts recycled through income on realization of sales and revenue are recorded in recurring operating income. Amounts recycled through income when hedges no longer qualify for hedge accounting are recorded in other income and expenses (see note 12).

Impact of fair value hedges

(in millions of euros)	2007	2006	2005
Remeasurement through income of hedged borrowings	99	147	(62)
Remeasurement through income of hedging instruments	(99)	(145)	58
Net impact on income	**-**	**2**	**(4)**

Net gains (losses) on interest rate derivative instruments (see note 11) also includes the change in value of derivatives used as hedges but not qualifying for hedge accounting under IAS 39.

37.3. Hedging instruments—finance companies

The different types of hedges and the corresponding accounting treatment are described in note 1.14.D (b).

The Group does not hedge net investments in foreign operations.

A. Details of balance sheet values of hedging instruments and notional amounts hedged

Dec. 31, 2007 *(in millions of euros)*	Carrying amount		Notional amount	Maturities Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency swaps	45	-	2,393	2,156	237	-
Interest rate risk						
Fair value hedges:						
- Swaps hedging borrowings	-	(1)	451	373	25	53
- Swaps hedging EMTN and BMTN	1	(29)	2,437	1,466	962	9
- Swaps hedging bonds	42	(42)	3,350	-	-	3,350
- Swaps hedging outstanding retail and lease receivables	79	(5)	13,215	6,228	6,987	-
- Accrued income (expenses) on swaps designated as hedges	27	(35)	-	-	-	-
Cash flow hedges:						
- Swaptions	7	-	2,522	2,522	-	-
Trading instruments [1]	44	(52)	5,877	887	1,640	3,350
Total	**245**	**(164)**	**30,245**	**13,632**	**9,851**	**6,762**
Total fair value hedges	**194**	**(112)**	**21,846**	**10,223**	**8,211**	**3,412**
Total cash flow hedges	**7**	**-**	**2,522**	**2,522**	**-**	**-**

Dec. 31, 2006 *(in millions of euros)*	Carrying amount		Notional amount	Maturities		
				Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency swaps	4	(31)	2,422	2,004	418	-
Interest rate risk						
Fair value hedges:						
- Swaps hedging borrowings	-	(3)	2,654	2,577	20	57
- Swaps hedging EMTN and BMTN	1	(38)	3,111	808	2,294	9
- Swaps hedging bonds	3	(3)	1,250	-	-	1,250
- Swaps hedging outstanding retail and lease receivables	107	-	13,063	6,300	6,763	-
- Accrued income (expenses) on swaps designated as hedges	69	(84)				
Cash flow hedges:			-			
- Swaptions	21	-	5,163	5,163	-	-
Trading instruments [1]	31	(52)	7,228	2,552	3,426	1,250
Total	**236**	**(211)**	**34,891**	**19,404**	**12,921**	**2,566**
Total fair value hedges	**184**	**(159)**	**22,500**	**11,689**	**9,495**	**1,316**
Total cash flow hedges	**21**	**-**	**5,163**	**5,163**	**-**	**-**

Dec. 31, 2005 (in millions of euros)	Carrying amount		Notional amount	Maturities Within 1 year	1 to 5 years	Beyond 5 years
	Assets	Liabilities				
Currency risk						
Fair value hedges:						
- Currency swaps	9	(5)	1,458	1,002	456	-
Interest rate risk						
Fair value hedges:						
- Swaps hedging borrowings	1	(3)	3,443	3,288	155	-
- Swaps hedging EMTN and BMTN	39	(19)	3,224	603	2,512	109
- Swaps hedging bonds	37	-	91	91	-	-
- Swaps hedging outstanding retail and lease receivables	35	(12)	13,322	6,123	7,199	-
- Accrued income (expenses) on swaps designated as hedges	29	(82)	-			
Cash flow hedges:						
- Swaptions	11	-	3,768	3,768	-	-
Trading instruments [1]	33	(54)	7,460	2,852	2,206	2,402
Total	**194**	**(175)**	**32,766**	**17,727**	**12,528**	**2,511**
Total fair value hedges	**150**	**(121)**	**21,538**	**11,107**	**10,322**	**109**
Total cash flow hedges	**11**	**-**	**3,768**	**3,768**	**-**	**-**

(1) Derivative instruments not qualifying as hedges within the meaning of IAS 39, and corresponding to the fair value of forward financial instruments hedging borrowings or investments accounted for using the fair value option. Swaps classified as trading instruments are netted against each other within portfolios presenting similar characteristics and primarily concern symmetrical swaps arranged at the time of securitization transactions. These swaps do not generate material gains or losses.

B. Details of the impact of hedging instruments on income and equity

Impact of cash flow hedges

(in millions of euros)	2007	2006	2005
Fair value at January 1	**21**	**11**	**7**
Change in the effective portion in equity	30	50	5
Change in the ineffective portion in income	(9)	(20)	(9)
Purchased options	6	24	8
Derecognition following exercise or disposal	(41)	(44)	-
Fair value at December 31	**7**	**21**	**11**
Recognition of intrinsic value in income due to exercise	27	10	-
Recognition of intrinsic value in income due to disqualification	-	-	-
Pre-tax impact on income	**18**	**(10)**	**(9)**
Pre-tax impact on equity	**30**	**50**	**5**

Cash flow hedges relating to finance companies are interest rate swaps maturing in the first and second quarters of 2008. These hedges are designed to cap refinancing costs for new euro-denominated retail and lease receivables expected to be originated during the year. The notional amounts and maturities of swaps (from one to five years) underlying these options correspond to the maturities of the forecast outstandings for the period.

Impact of fair value hedges

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Change in fair value	Ineffective portion recognized in profit or loss
Fair value adjustments to retail loans					
Credit sales	(43)	(65)	(10)		
Leases subject to buyback commitments	(7)	(11)	(2)		
Long-term leases	(13)	(21)	(7)		
Total, net	**(63)**	**(97)**	**(19)**	**34**	
Derivative instruments hedging outstanding retail loans					
Assets	79	107	35		
Liabilities	(5)	-	(12)		
Total, net	**74**	**107**	**23**	**(33)**	
Ineffective portion	**11**	**10**	**4**		**1**
Fair value adjustments hedged borrowings					
Net	1	3	2		
Total, net	**1**	**3**	**2**	**(2)**	
Derivative instruments hedging borrowings					
Assets	-	-	1		
Liabilities	(1)	(3)	(3)		
Total, net	**(1)**	**(3)**	**(2)**	**2**	
Ineffective portion	**-**	**-**	**-**		**-**
Fair value adjustments hedged EMTN and BMTN					
Net	26	37	(20)		
Total, net	**26**	**37**	**(20)**	**(11)**	
Derivative instruments hedging EMTN and BMTN					
Assets	1	1	39		
Liabilities	(29)	(38)	(19)		
Total, net	**(28)**	**(37)**	**20**	**9**	
Ineffective portion	**(2)**	**-**	**-**		**(2)**
Fair value adjustments hedged bonds					
Net	-	-	(37)		
Total, net	**-**	**-**	**(37)**	**-**	
Derivative instruments hedging bonds					
Assets	42	3	37		
Liabilities	(42)	(3)	-		
Total, net	**-**	**-**	**37**	**-**	
Ineffective portion	**-**	**-**	**-**		**-**
Fair value adjustments other hedged debt securities					
Net	1	-			
Total, net	**1**	**-**	**-**	**1**	
Derivative instruments hedging other debt securities					
Assets	-				
Liabilities	(1)		-		
Total, net	**(1)**	**-**	**-**	**(1)**	
Ineffective portion	**-**	**-**	**-**		**-**

Note 38 – Net financial position of manufacturing and sales companies

38.1. Analysis

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Financial assets and liabilities of manufacturing and sales companies			
Cash and cash equivalents	5,185	6,339	6,351
Other non-current financial assets	1,121	1,321	1,940
Current financial assets	1,483	1,132	1,214
Non-current financial liabilities	(4,294)	(4,125)	(3,826)
Current financial liabilities	(2,091)	(4,551)	(5,298)
Net financial position of manufacturing and sales companies	**1,404**	**116**	**381**
o/w external loans and borrowings	1,396	(25)	283
o/w financial assets and liabilities with finance companies	8	141	98

38.2. Lines of credit

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2010. The amounts available under these lines of credit are as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Peugeot S.A. and GIE PSA Trésorerie	2,400	2,400	2,400
Faurecia	1,600	1,600	1,600
Banque PSA Finance group	6,000	6,000	6,000
Confirmed credit lines	**10,000**	**10,000**	**10,000**

No draw-downs on these lines have been made by Peugeot S.A., GIE PSA Trésorerie or Banque PSA Finance group.

Faurecia has drawn down the following amounts:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Faurecia drawdowns	800	700	200

This contract contains covenants based on financial ratios. At December 31, 2007, the Group complied with all of these ratios.

Note 39 – Return on capital employed

39.1. Capital employed

Capital employed corresponds to the operating assets or liabilities employed by the Group. The definition of capital employed depends on whether it relates to manufacturing and sales companies or finance companies.

Capital employed is defined as representing:
- all non-financial assets, net of non-financial liabilities, of the manufacturing and sales companies, as reported in the consolidated balance sheet;
- the net assets of the finance companies.

Based on the above definition, capital employed breaks down as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Goodwill	1,488	1,488	1,614
Intangible assets	3,885	3,947	3,886
Property, plant and equipment	14,652	15,221	14,909
Investments in companies at equity	725	687	699
Investments in non-consolidated companies	47	53	45
Other non-current assets	126	96	95
Deferred tax assets	428	499	579
Inventories	6,913	6,826	6,889
Trade receivables— manufacturing and sales companies	2,857	3,043	3,097
Current tax assets	169	210	180
Other receivables	1,782	1,719	1,694
Other non-current liabilities	(2,886)	(2,759)	(2,352)
Non-current provisions	(1,109)	(1,383)	(1,527)
Deferred tax liabilities	(1,689)	(1,854)	(2,086)
Current provisions	(2,132)	(1,747)	(1,582)
Trade payables	(10,600)	(10,481)	(10,240)
Current tax liabilities	(158)	(152)	(100)
Other payables	(4,241)	(4,075)	(4,155)
Net assets of the finance companies	2,894	2,652	2420
Accounts between the manufacturing and sales companies and the finance companies	8	141	98
Total	**13,159**	**14,131**	**14,163**

39.2. Economic profit

Economic profit consolidated consists of profit before finance costs, interest income, net gains and losses on disposals of short-term investments and taxes related to these items.

A tax rate corresponding to the Group's effective rate for each transaction is then applied, to calculate after-tax economic profit used to determine the return on capital employed.

Based on this definition, economic profit is as follows:

(in millions of euros)	2007	2006	2005
Consolidated profit for the year	**826**	**70**	**998**
Interest income	(283)	(178)	(157)
Finance costs	306	234	219
Net gains on disposals of investments	-	(26)	(33)
Tax on financial income and finance expenses	28	9	(8)
Economic profit after tax	**877**	**109**	**1,019**

39.3. Return on capital employed

Return on capital employed, corresponding to economic profit expressed as a percentage of total capital employed at December 31, is as follows:

	2007	2006	2005
	6.7%	0.8%	7.2%

□ Note 40 – Off-balance sheet commitments

40.1. Specific commitments

Off-balance sheet pension obligations concern deferred actuarial gains and losses not recognized during the year (see note 30.1.E) in accordance with the corridor method (see note 1.18).

40.2. Other commitments

Other commitments at December 31, 2007 represented the following amounts:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Manufacturing and sales companies			
Capital commitments for the acquisition of fixed assets	1,291	1,245	1,729
Commitments to purchase automotive parts	260	102	69
Orders for research and development work	8	9	7
Non-cancellable lease commitments	868	878	836
	2,427	**2,234**	**2,641**
Finance companies			
Financing commitments to customers	1,337	1,306	1,020
Guarantees given on behalf of customers and financial institutions	75	111	127
	1,412	**1,417**	**1,147**
Other guarantees given	536	580	551
Pledged or mortgaged assets	184	251	236

The PSA Peugeot Citroën Group has also given and received commitments as part of its industrial cooperation policy with its partners.

40.3. Pledged or mortgaged assets

Pledged and mortgaged assets are analyzed as follows by maturity

(in millions of euros)	Maturity	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Property, plant and equipment	**Indefinite**	**15**	**17**	**20**
Non-current financial assets				
	2006	-	-	9
	2007	-	56	48
	2008	32	49	70
	2009	49	84	76
	2010	11	11	10
	2011	29	34	3
	>2011	48	-	-
		169	**234**	**216**
	Total	**184**	**251**	**236**
Total assets		**68,975**	**69,094**	**69,215**
	Percent	0.3%	0.4%	0.3%

Note 41 – Contingent liabilities

41.1. Individual right to training for employees

In accordance with Act no. 2004-391 of May 4, 2004 relating to professional training in France, all Group subsidiaries operating in France offer their employees an individual training allowance set at a minimum of 20 training hours *per annum*. These hours can be accumulated over a maximum of six years, at the end of which the total entitlement is capped at 120 hours.

On April 15, 2005, Peugeot Citroën Automobiles entered into a lifelong professional training agreement with all of the trade unions represented in the Group. In accordance with the law, each employee is entitled to 20 training hours *per annum*. Training rights vested since 1999 under previous training schemes have been maintained and the cumulative total capped at 150 hours. Employees may use their entitlement during working hours, as and when appropriate. These training credits are used as part of the Group's professional training program. In order for training requests to fall within the scope of the individual right to training, they must demonstrably be for the purpose of the professional development of the employee within the Group's businesses. No provision has therefore been raised in this respect.

The number of hours accruing at the balance sheet date amounted to 8.7 million hours, corresponding to an average utilization rate for training rights of 2.3% over fiscal 2007 (2005 and 2006: 1.12%).

Note 42 – Related party transactions

42.1. Companies at equity

These are equity-accounted companies that are between 20%- and 50%-owned, in which PSA Peugeot Citroën exercises significant influence. Most are manufacturing and sales companies that manufacture automotive parts and components or complete vehicles.

Transactions with companies at equity are billed on arm's length terms.

Receivables and payables with companies at equity are as follows:

(in millions of euros)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Loans–long-term portion	9	9	16
Loans–current portion	-	-	48
Trade receivables	367	304	319
Trade payables	(1,376)	(1,159)	(1,116)
Short-term loans	(16)	(114)	(320)

Sale and purchase transactions carried out by the consolidated Group with companies at equity are as follows:

(in millions of euros)	2007	2006	2005
Purchases	(5,920)	(5,309)	(4,425)
Sales	1,791	1,690	1,289

42.2. Related parties that exercise significant influence over the group

No material transactions have been carried out with any directors or officers or any shareholder owning more than 5% of Peugeot S.A.'s capital.

Note 43 – Key management compensation

(in millions of euros)	2007	2006	2005
Compensation allocated to:			
- members of the management bodies	10.7	6.4	8.4
- members of the Supervisory Board	0.8	0.8	0.8
Total compensation	**11.5**	**7.2**	**9.2**
Stock option expense (note 1.19)	**5.7**	**5.5**	**4.1**
Total	**17.2**	**12.7**	**13.3**

Since February 6, 2007, the Group's has been managed by the Extended Management Committee, which includes the Managing Board. Previously, the Group's management bodies included the Managing Board, the Executive Committee and Senior Management.

The compensation details provided in the table above do not include payroll taxes. The variable portion of the compensation is subject to the approval of the Supervisory Board at its meeting of February 12, 2008.

The amounts shown above include performance bonuses relating to 2007 for which the corresponding provision was recognized in the 2007 financial statements. They also include €1.1 million in performance bonuses relating to 2006 whose payment was subject to a minimum earnings threshold in 2007.

Stock options on Peugeot S.A. shares granted to members of the Group's management bodies under the plans set up since 1999 are presented below. Stock options held by members of the Group's management bodies at the balance sheet date are as follows:

(number of options)	2007	2006	2005
Stock options granted during the year	621,000	510,000	435,000
Stock options held at the balance sheet date	1,664,760	2,609,000	2,144,000

Members of the Group's management bodies are eligible for the supplementary pension plan described in note 30.

Note 44 – Subsequent events

No events have occurred since December 31, 2007 that could have a material impact on the economic decisions taken based on these consolidated financial statements.

Note 45 – Consolidated Companies at December 31, 2007

Company	F/E	% consolidated
Holding Company and other		
Peugeot S.A. Paris – France	F	-
Grande-Armée Participations Paris – France	F	100
PSA International S.A. Geneva – Switzerland	F	100
G.I.E. PSA Trésorerie Paris – France	F	100
Financière Pergolèse Paris – France	F	100
D.J. 06 Paris – France	F	100
Pergolese International Paris – France	F	100
Société Anonyme de Réassurance Luxembourgeoise – SARAL Luxembourg – Luxembourg	F	100
Process Conception Ingénierie S.A. Meudon – France	F	100
PCI do Brasil Ltda Rio de Janeiro – Brazil	F	100
Société de Construction d'Équipements de Mécanisations et de Machines – SCEMM Saint-Étienne – France	F	100
Peugeot Motocycles Mandeure – France	F	100
Peugeot Motocycles Italia S.p.A. Milan – Italy	F	100
Peugeot Motocycles Deutschland GmbH Morfelden – Germany	F	100
Automotive Division		
Peugeot Citroën Automobiles S.A. Vélizy-Villacoublay – France	F	100
Peugeot Citroën Sochaux S.N.C. Sochaux – France	F	100
Peugeot Citroën Mulhouse S.N.C. Sausheim – France	F	100
Peugeot Citroën Aulnay S.N.C. Aulnay-sous-Bois – France	F	100
Peugeot Citroën Rennes S.N.C. Chartres-de-Bretagne – France	F	100

Company	F/E	% consolidated
Peugeot Citroën Poissy S.N.C. Poissy – France	F	100
Peugeot Citroën Mécanique du Nord-Ouest S.N.C. Paris – France	F	100
Peugeot Citroën Mécanique du Grand Est S.N.C. Paris – France	F	100
Société Mécanique Automobile de l'Est Tremery – France	F	100
Mécanique et Environnement Herimoncourt – France	F	100
Société Européenne de Véhicules Légers du Nord – Sevelnord Paris – France	E	50
Societa Europea Veicoli Leggeri – Sevel S.p.A. Atessa – Italy	E	50
SNC PC.PR Paris – France	F	100
G.I.E. PSA Peugeot Citroën Paris – France	F	100
Gisevel Paris – France	E	50
Sevelind Paris – France	E	50
Française de Mécanique Douvrin – France	E	50
Société de Transmissions Automatiques Barlin – France	E	20
Peugeot Citroën Automoviles España S.A. Pontevedra – Spain	F	100
Peugeot Citroën Logistic Deutschland GmbH Saarbrücken – Germany	F	100
Peugeot Citroën Automobiles UK Coventry – United Kingdom	F	100
Peugeot Citroën Automoveis Mangualde – Portugal	F	98
Toyota Peugeot Citroën Automobiles Czech s.r.o. Kolin – Czech Republic	E	50

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
PCA Logistika Cz Kolin—Czech Republic	F	100
PCA Slovakia s.r.o. Trnava—Slovakia	F	100
Peugeot Citroën Trnava s.r.o. Trnava—Slovakia	F	100
Peugeot Citroën do Brasil Automoveis Ltda Rio de Janeiro—Brazil	F	100
Peugeot Citroën Comercial Exportadora Rio de Janeiro—Brazil	F	100
Peugeot Citroën Argentina S.A. Buenos Aires—Argentina	F	100
Cociar S.A. Buenos Aires—Argentina	F	100
Aupe S.A. Buenos Aires—Argentina	F	100
CISA Buenos Aires—Argentina	F	100
Est. Mecanicos Jeppener Buenos Aires—Argentina	F	100
Dongfeng Peugeot Citroën Automobiles Cy Ltd Wuhan—China	E	50
Wuhan Shelong Hongtai Automotive Ko Ltd Wuhan—China	E	10
PCA Automotive China China	F	100
Automobiles Peugeot Paris—France	F	100
Peugeot Motor Company Plc Coventry—United Kingdom	F	100
Société Commerciale Automobile Paris—France	F	100
Société Industrielle Automobile de Champagne—Ardennes Cormontreuil—France	F	100
Société Industrielle Automobile du Havre Le Havre—France	F	100
Société Industrielle Automobile de Normandie Rouen—France	F	100
Société Industrielle Automobile de l'Ouest Orvault—France	F	100
Seine-et-Marne Automobile Cesson—France	F	100

Company	F/E	% consolidated
Peugeot Moteur et Systèmes Paris—France	F	100
Société Industrielle Automobile de Provence Marseille—France	F	100
Grands Garages du Limousin Limoges—France	F	100
Peugeot Media Production France	F	100
Peugeot Belgique Luxembourg S.A. Nivelles—Belgium	F	100
S.A. Peugeot Distribution Service N.V. Schaerbeek—Belgium	F	100
Peugeot Nederland N.V. Utrecht—Netherlands	F	100
Peugeot Deutschland GmbH Saarbrücken—Germany	F	100
Peugeot Bayern GmbH Munich—Germany	F	100
Peugeot Berlin Brandenburg GmbH Berlin—Germany	F	100
Peugeot Niederrhein GmbH Düsseldorf—Germany	F	100
Peugeot Main / Taunus GmbH Frankfurt—Germany	F	100
Peugeot Sudbaden GmbH Saarbrücken—Germany	F	100
Peugeot Hanse GmbH Hamburg—Germany	F	100
Peugeot Nordhessen GmbH Lohfendel—Germany	F	100
Peugeot Hannover GmbH Hanover—Germany	F	100
Peugeot Rheinland GmbH Cologne—Germany	F	100
Peugeot Rein-Neckar GmbH Rein-Neckar—Germany	F	100
Peugeot Saartal GmbH Saarbrücken—Germany	F	100
Peugeot Sachsen GmbH Dresden—Germany	F	100
Peugeot Schwaben GmbH Stuttgart—Germany	F	100
Peugeot Weser-Ems GmbH Bremen—Germany	F	100
Peugeot Mainz Wiesbaden GmbH Wiesbaden—Germany	F	100
Peugeot Automobili Italia S.p.A. Milan—Italy	F	100

F: fully consolidated. · E: accounted for by the equity method.

Company	F/E	% consolidated
Peugeot Milan Milan—Italy	F	100
Peugeot Gianicolo S.p.A. Rome—Italy	F	100
Talbot Exports Ltd Coventry—United Kingdom	F	98
Robins & Day Ltd Coventry—United Kingdom	F	100
Realtal UK Ltd Coventry—United Kingdom	F	100
Boomcite Ltd Coventry—United Kingdom	F	100
Aston Line Motors Ltd Coventry—United Kingdom	F	100
Melvin Motors (Bishopbriggs) Ltd Coventry—United Kingdom	F	100
Warwick Wright Motors Chiswick Ltd Coventry—United Kingdom	F	100
Rootes Ltd Coventry—United Kingdom	F	100
Peugeot España S.A. Madrid—Spain	F	100
Hispanomocion S.A. Madrid—Spain	F	100
Peugeot Portugal Automoveis S.A. Lisbon—Portugal	F	100
Peugeot Portugal Automoveis Distribução Lisbon—Portugal	F	99
Peugeot (Suisse) S.A. Berne—Switzerland	F	100
Löwen Garage AG Berne—Switzerland	F	97
Peugeot Austria GmbH Vienna—Austria	F	100
Peugeot Autohaus GmbH Vienna—Austria	F	100
Peugeot Rus Avto Moscow—Russia	F	100
Peugeot Polska S.p.z.o.o. Warsaw—Poland	F	100
Peugeot âeska Republica s.r.o.	F	100
Prague—Czech Republic		
Peugeot Slovakia s.r.o. Bratislava—Slovakia	F	100
Peugeot Hungaria Kft Budapest—Hungary	F	100
Peugeot Slovenija d.o.o. p.z.d.a. Ljubljana—Slovenia	F	100

Company	F/E	% consolidated
Peugeot Hrvatska d.o.o. Zagreb—Croatia	F	100
Peugeot Otomotiv Pazarlama AS—Popas Istanbul—Turkey	F	100
Tekoto Motorlu Tastlar Istanbul Istanbul—Turkey	F	100
Tekoto Motorlu Tastlar Ankara Ankara—Turkey	F	100
Tekoto Motorlu Tastlar Bursa Bursa—Turkey	F	100
Peugeot Algérie S.p.A. Algiers—Algeria	F	100
Stafim Tunis—Tunisia	E	34
Stafim—Gros Tunis—Tunisia	E	34
Peugeot Motors of America Little Falls—United States of America	F	100
Peugeot Chile Santiago de Chile—Chile	F	97
Automotores Franco Chilena S.A. Santiago de Chile—Chile	F	100
Peugeot Mexico S.A. de CV Mexico—Mexico	F	100
Servicios Auto. Franco Mexicana Mexico—Mexico	F	100
Peugeot Japan KK Co Ltd Tokyo—Japan	F	100
Peugeot Tokyo Tokyo—Japan	F	100
Peugeot Motors South Africa Ltd Johannesburg—South Africa	F	100
Automobiles Citroën Paris—France	F	100
Société Commerciale Citroën Paris—France	F	100
Citroën Champ de Mars Paris—France	F	100
Citroën Dunkerque Paris—France	F	100
Citer Paris—France	F	98
Société Nouvelle Armand Escalier Antibes—France	F	100
Citroën Pau Bizanos—France	F	100
Centrauto Sarcelles—France	F	100

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
Prince S.A. Aulnay-sous-Bois – France	F	100
Citroën Argenteuil Bois-Colombes – France	F	100
Citroën Orléans Olivet-la-Source – France	F	100
Cie Picarde de Logistique Automobile Beauvais – France	F	98
Citroën Belux S.A. – NV Brussels – Belgium	F	100
Citroën Nederland B.V. Amsterdam – Netherlands	F	100
Citroën Deutschland AG Cologne – Germany	F	100
Citroën Frankfurt GmbH Frankfurt – Germany	F	100
Citroën Commerce GmbH Cologne – Germany	F	100
Citroën Italia S.p.A. Milan – Italy	F	100
Citroën UK Ltd Coventry – United Kingdom	F	100
Citroën Sverige AB Vallingby – Sweden	F	100
Citroën Danmark A/S Copenhagen – Denmark	F	100
Citroën Norge A/S Skaarer – Norway	F	100
Citroën (Suisse) S.A. Geneva – Switzerland	F	100
Citroën Österreich GmbH Vienna – Austria	F	100
Automoveis Citroën S.A. Lisbon – Portugal	F	100
Automoviles Citroën España Madrid – Spain	F	100
Comercial Citroën S.A. Madrid – Spain	F	97
Autotransporte Turistico Español S.A. (Atesa) Madrid – Spain	F	99
Garaje Eloy Granollers S.A. Granollers – Spain	F	99
Motor Talavera Talavera – Spain	F	100
Rafael Ferriol S.A. Alboraya – Spain	F	99
Citroën Hungaria Kft Budapest – Hungary	F	100

Company	F/E	% consolidated
Citroën Polska S.p.z.o.o. Warsaw – Poland	F	100
Citroën Slovenija d.o.o. Komer – Slovenia	F	100
Citroën – Hrvatska d.o.o. Zagreb – Croatia	F	100
Citroën Slovakia s.r.o. Bratislava – Slovakia	F	100
Citroën âeska Republica s.r.o. Prague – Czech Republic	F	100
Citroën do Brasil São Paulo – Brazil	F	51
Citroën Japon Tokyo – Japan	F	100
Automotive Equipment Division		
Faurecia Boulogne-Billancourt – France	F	71
Faurecia Investments Boulogne-Billancourt – France	F	71
Financière Faurecia Boulogne-Billancourt – France	F	71
Société Foncière pour l'Équipement Automobile SFEA Boulogne-Billancourt – France	F	71
Faurecia Sièges d'Automobile SAS Boulogne-Billancourt – France	F	71
Faurecia Systèmes d'Échappement Boulogne-Billancourt – France	F	71
Blériot Investissements Boulogne-Billancourt – France	F	71
Faurecia Services Groupe Boulogne-Billancourt – France	F	71
Faurecia Global Purchasing Boulogne-Billancourt – France	F	71
Faurecia Cooling System Boulogne-Billancourt – France	F	71
Siemar Sandouville – France	F	71
Faurecia Industries Boulogne-Billancourt – France	F	71
Trecia Étupes – France	F	71
Siebret Redon – France	F	71
Sielest Pulversheim – France	F	71
Siedoubs Montbéliard – France	F	71

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
Sienor Lieu-Saint-Amand—France	F	71
Sieval Boulogne-Billancourt—France	F	71
Sieto Somain—France	F	71
Société de Textile de l'Ostrevant Sotexo Somain—France	F	71
ECSA—Études et Construction de Sièges pour l'Automobile Crevin—France	F	71
EAK—Composants pour l'Automobile S.A.S. Valentigney—France	F	36
EAK—Composants pour l'Automobile SNC Valentigney—France	F	36
Faurecia Automotive Holdings Nanterre—France	F	71
Faurecia Bloc Avant Nanterre—France	F	71
Faurecia Intérieur Industrie SNC Nanterre—France	F	71
Faurecia Exhaust International Nanterre—France	F	71
Faurecia Automotive Industrie SNC Nanterre—France	F	71
Automotive Sandouville Nanterre—France	F	71
Cockpit Automotive Systems Douai Douai—France	E	36
SAS Automotive France Nanterre—France	E	36
Société Automobile du Cuir de Vesoul Vesoul—France	F	71
Société Internationale de Participations S.I.P. Brussels—Belgium	F	71
Faurecia Industrie NV Ghent—Belgium	F	71
SAS Automotive NV Ghent—Belgium	F	71
Faurecia AST Luxembourg S.A. Eselborn—Luxembourg	F	71
Faurecia Autositze GmbH & Co KG Stadthagen—Germany	F	71
Faurecia Kunstoffe Automobilsysteme GmbH Ingolstadt—Germany	F	71

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
Faurecia Abgastechnik GmbH Furth—Germany	F	71
Leistritz Abgastechnik Stollberg GmbH Pfaffenhain—Germany	F	71
Faurecia Automotive GmbH Frankfurt—Germany	F	71
Faurecia Innenraum Systems GmbH Hagenbach—Germany	F	71
Industriepark Sassenburg GmbH Sassenburg—Germany	F	71
SAS Autosystemtechnik GmbH & Co KG Karlsruhe—Germany	E	36
SAS Autosystemtechnik Verwaltung GmbH Karlsruhe—Germany	E	36
Faurecia Netherlands Holding BV Roermond—Netherlands	F	71
Faurecia Automotive Seating BV Roermond—Netherlands	F	71
Faurecia Exhaust Systems AB Torsas—Sweden	F	71
Faurecia Interior Systems Sweden AB Torsas—Sweden	F	71
United Parts Exhaust Systems AB Torsas—Sweden	F	71
Faurecia Asientos para Automovil España S.A. Madrid—Spain	F	71
Asientos de Castilla León S.A. Madrid—Spain	F	71
Asientos de Galicia SL Vigo—Spain	F	71
Asientos del Norte S.A. Vitoria—Spain	F	71
Industrias Cousin Freres SL Burlada—Spain	F	36
Tecnoconfort Pampelona—Spain	F	36
Faurecia Sistemas de Escape España S.A. Vigo—Spain	F	71
Faurecia Automotive España SL Madrid—Spain	F	71
Faurecia Interior Systems España S.A. Valencia—Spain	F	71
Faurecia Interior Systems Salc España SL Valencia—Spain	F	71

Company	F/E	% consolidated
Cartera e Inversiones Enrich S.A. Madrid—Spain	F	71
Componentes de Vehiculos de Galicia Porrino—Spain	E	36
Copo Iberica Vigo—Spain	E	36
SAS Autosystemtechnick S.A. Pampelona—Spain	E	36
Valencia Modulos de Puerta SL Valencia—Spain	F	71
Faurecia Assentos de Automóvel Limitada São João da Madeira—Portugal	F	71
Faurecia Sistemas de Escape Portugal Lda Concelho de Bragança—Portugal	F	71
Sasal São João da Madeira—Portugal	F	71
Vanpro Assentos Lda Palmela—Portugal	E	36
Faurecia Sistemas de Interior Portugal Componentes para Automóvel S.A. Palmela—Portugal	F	71
SAS Autosystemtechnik de Portugal Unipessoal Ltda Palmela—Portugal	E	36
Eda—Estofagem de Assentos Lda Palmela—Portugal	F	71
Faurecia Automotiv Seating UK Ltd Coventry—United Kingdom	F	71
Faurecia Midlands Ltd Coventry—United Kingdom	F	71
SAI Automotive Fradley Ltd Fradley—United Kingdom	F	71
SAI Automotive Washington Ltd Washington—United Kingdom	F	71
SAS Automotivr Ltd United Kingdom	F	71
Faurecia Fotele Samachodowe S.p.z.o.o. Grojec—Poland	F	71
Faurecia Walbrzych S.p.z.o.o. Walbrzych—Poland	F	71
Faurecia Gorzow S.p.z.o.o. Gorzow—Poland	F	71
Faurecia Legnica S.p.z.o.o. Legnicza—Poland	F	71

Company	F/E	% consolidated
Faurecia Systemy Kierownicze S.p.z.o.o. Walbrzych—Poland	F	71
Faurecia Seating Talmaciu s.r.o. Romania	F	71
Euro Auto Plastik Romania	F	71
Faurecia Technoplast Automotive Russia	F	43
Arced d.o.o. Novo Mesto—Slovenia	E	36
Faurecia Interior Systems Bratislava s.r.o. Bratislava—Slovakia	F	71
Faurecia Slovakia s.r.o. Bratislava—Slovakia	F	71
Faurecia Leather Ko‰ice s.r.o. Bratislava—Slovakia	F	71
SAS Automotive s.r.o. Slovakia	F	36
Faurecia Magyarország Kipufogó—Rendszer Kft Vasvár—Hungary	F	71
Faurecia Exhaust Systems s.r.o. Bakov—Czech Republic	F	71
Faurecia Lecotex As Tabor—Czech Republic	F	71
Faurecia Interior Systems Bohemia s.r.o. Mladá Boleslav—Czech Republic	F	71
SAS Autosystemtechnik s.r.o. Mladá Boleslav—Czech Republic	E	36
Faurecia Components Pisek Mladá Boleslav—Czech Republic	F	71
Faurecia Automotive Czech Republic Mladá Boleslav—Czech Republic	F	71
Teknik Malzeme Ticaret ve Sanayi A.S. Bursa—Turkey	E	36
Faurecia Polifleks Otomotiv Sanayi ve Ticaret A.S. Istanbul—Turkey	F	71
Société Tunisienne d'Équipements Automobiles Ben Arous—Tunisia	F	71
Faurecia Azin Pars Iran	F	71
Faurecia Automotive Seating Canada Ltd Mississauga—Canada	F	71

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
Faurecia Canada Investment Company Montreal—Canada	F	71
Faurecia USA Holdings Inc Wilmington—United States of America	F	71
Faurecia Automotive Seating Inc Troy—United States of America	F	71
Faurecia Exhaust Systems Inc Wilmington—United States of America	F	71
Faurecia Interior Systems USA Detroit Inc Detroit—United States of America	F	71
SAS Automotive USA Inc United States of America	E	36
Faurecia Automotive do Brasil Ltda Quatro-Barras—Brazil	F	71
Faurecia Sistemas de Escapamento do Brasil Ltda São Paulo—Brazil	F	71
SAS Automotive do Brasil Ltda São José dos Pinhais PR—Brazil	E	36
Faurecia Sistemas de Escape Argentina S.A. Buenos Aires—Argentina	F	71
Faurecia Argentina Buenos Aires—Argentina	F	71
SAS Automotriz Argentina S.A. Buenos Aires—Argentina	E	36
Faurecia Duroplast Mexico S.A. de CV Puebla—Mexico	E	36
Servicios Corporativos de Personal Especializado S.A. de CV Puebla—Mexico	F	36
Faurecia Interior Systems Mexico S.A. de CV Mexico—Mexico	F	71
Faurecia Exhaust Mexicana S.A. de CV Mexico—Mexico	F	71
Exhaust Services Mexicana S.A. de CV Mexico—Mexico	F	71
SAS Auto Systems S.A. de CV Mexico—Mexico	E	36
SAS Auto Systems & Services Mexico—Mexico	E	36
Faurecia Japon KK Tokyo—Japan	F	71

Company	F/E	% consolidated
Faurecia NHK Co Ltd Tokyo—Japan	E	36
Faurecia NHK Kyushu Ltd Tokyo—Japan	E	36
CFXAS—Changchun Faurecia Xuyang Automotive Seating Co Ltd Changchun—China	F	43
Faurecia (Shanghai) Automotive Systems China	F	71
SCHEESC—Shanghai Honghu Ecia Exhaust Systems Company Ltd Shanghai—China	F	36
Faurecia Tongda Exhaust System (Wuhan) Co Ltd Wuhan—China	F	36
Faurecia Exhaust Systems Changchun Changchun—China	F	36
Faurecia (Wuxi) Seating Components Co Ltd Wuxi—China	F	71
Faurecia GSK (Wuhan) Automotive Seating Co Ltd Wuhan—China	F	36
Faurecia (Changchun) Automotive Systems Co Ltd Changchun—China	F	71
Faurecia (Shanghai) Management Cy Ltd Shanghai—China	F	71
Faurecia Shanghai Business Consulting Cy Shanghai—China	F	71
Faurecia Exhaust Systems Qingdao Shanghai—China	F	71
Daeki Faurecia Corp Shiheung City—South Korea	F	71
Kwang Jing Faurecia Shiheung City—South Korea	E	36
Fesk—Faurecia Exhaust System Korea Shiheung City—South Korea	F	71
Faurecia Trim Korea Shiheung City—South Korea	F	71
Faurecia Automotive Seating India Private Ltd Bangalore—India	F	71

F: fully consolidated. - E: accounted for by the equity method.

Company	F/E	% consolidated
Faurecia Exhaust Systems South Africa (Pty) Ltd Johannesburg—South Africa	F	71
Faurecia Interior Systems South Africa (Pty) Ltd Port Elizabeth—South Africa	F	71
SAS Automotive R.S.A. (Pty) Ltd Port Elizabeth—South Africa	E	36
Transportation and Logistics Division		
Gefco Courbevoie—France	F	100
Gefco Benelux S.A. Ath—Belgium	F	100
Gefco Deutschland GmbH Morfelden—Germany	F	100
Gefco Suisse S.A. Fahy—Switzerland	F	99
Gefco Österreich GmbH Vienna—Austria	F	100
Gefco Italia S.p.A. Milan—Italy	F	100
Gefco UK Ltd London—United Kingdom	F	100
Gefco España S.A. Madrid—Spain	F	100
Gefco Portugal Transitarios Ltd Lisbon—Portugal	F	100
LLC Gefco (CIS) Moscow—Russia	F	100
Gefco Polska S.p.z.o.o. Warsaw—Poland	F	100
Gefco âeska Republica s.r.o. Prague—Czech Republic	F	100
Gefco Slovakia s.r.o. Bratislava—Slovakia	F	100
Gefco Romania Romania	F	100
Gefco Hongrie Hungary	F	100
Gefco Tasimacilik ve Lojistik AS Istanbul—Turkey	F	100
Gefco Tunisie Tunis—Tunisia	E	50
Gefco Maroc Casablanca—Morocco	F	100
Gefco Participações Ltda Rio de Janeiro—Brazil	F	100
Gefco do Brasil Ltda Rio de Janeiro—Brazil	F	100
Gefco Argentina S.A. Buenos Aires—Argentina	F	100
Gefco DTW Logistics Co. Ltd Beijing—China	E	50
Gefco Hong Kong Hong Kong—China	F	100
Finance Companies		
Banque PSA Finance Paris—France	F	100
Société Financière de Banque—Sofib Levallois-Perret—France	F	100
Sofira—Société de Financement des Réseaux Automobiles Levallois-Perret—France	F	100
Société Nouvelle de Développement Automobile—SNDA Paris—France	F	100
Compagnie Générale de Crédit aux Particuliers—Crédipar Levallois-Perret—France	F	100
GIE Foncier Crédipar Levallois-Perret—France	F	100
Dicoma Gestion Levallois-Perret—France	F	100
Compagnie pour la Location de Véhicules—CLV Levallois-Perret—France	F	100
FCC Auto ABS—Compartiment 2002.01 Levallois-Perret—France	F	100
PSA Finance Belux Brussels—Belgium	F	100
PSA Finance SCS Luxembourg—Luxembourg	F	100
PSA Finance Nederland B.V. Rotterdam—Netherlands	F	100
PSA Financial Holding B.V. Rotterdam—Netherlands	F	100
Peugeot Finance International N.V. Rotterdam—Netherlands	F	100
FCC Auto ABS—Compartiment 2004.01 Frankfurt—Germany	F	100
FCC Auto ABS—Compartiment locatif Frankfurt—Germany	F	100
FCC Auto ABS—Compartiment 2007.01 Frankfurt—Germany	F	100

F: fully consolidated. · E: accounted for by the equity method.

Company	F/E	% consolidated
Peugeot Commercial Paper Germany	**F**	**100**
PSA Factor Italia S.p.A. Milan—Italy	**F**	**100**
PSA Renting Italia S.p.A. Italy	**F**	**100**
SPV Auto Italy 2007 Italy	**F**	**100**
PSA Wholesale Ltd London—United Kingdom	**F**	**100**
Arche Investments Ltd London—United Kingdom	**F**	**100**
PSA Finance Plc London—United Kingdom	**F**	**50**
Vernon Wholesale Investments Co Ltd London—United Kingdom	**F**	**100**
PSA Finance Suisse S.A. Ostermudigen—Switzerland	**F**	**100**
PSA Gestão Comércio e Aluger de Veículos Lisbon—Portugal	**F**	**97**
PSA Finance Polska Warsaw—Poland	**F**	**100**

Company	F/E	% consolidated
PSA Finance Hungaria Rt Budapest—Hungary	**F**	**100**
PSA Finance âeska Republika s.r.o. Prague—Czech Republic	**F**	**100**
PSA Finance Slovakia s.r.o. Bratislava—Slovakia	**F**	**100**
BPF Pazarlama A.H.A.S. Istanbul—Turkey	**F**	**100**
Banco PSA Finance Brasil S.A. São Paulo—Brazil	**F**	**100**
PSA Finance Arrendamiento Comercial São Paulo—Brazil	**F**	**100**
PSA Finance Argentina S.A. Buenos Aires—Argentina	**F**	**50**
BPF Mexico S.A. de CV Mexico—Mexico	**F**	**100**
Dongfeng Peugeot Citroën Automobile Finance Company Wuhan—China *of which 12.5% through Dongfeng Peugeot Citroën Automobile*	**E**	**25**

F: fully consolidated. - E: accounted for by the equity method.

PSA PEUGEOT CITROËN

Incorporated in France with issued capital of 234,280,298 euros
Governed by a Managing Board and a Supervisory Board

Head Office at 75, avenue de la Grande-Armée - 75116 Paris
Registered in Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 14

Internet: www.psa-peugeot-citroen.com

Layout: Franklin Partners - Photolibrary: PSA Peugeot Citroën - Printed in UE - February 2008

SEC
Mail Processing
Section
RECEIVED
2008 APR -2 A 7:49 MAR 28 2008
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
Washington, DC
100

Wednesday, February 13 2008

2007 Financial Results

Turnover up 7.1 %
Consolidated operating margin at 2.9 %

Results on track with CAP 2010

2007: HIGHLIGHTS

Return to significant sales volume and turnover growth

Increase in turnover: **+7.1%**

Increase in vehicle sales (excluding CKD units): **+3.8%**

Consolidated operating margin at 2.9%, up 0.9 points:

Recurring operating income up 56.6%, at €1,752 million, or 2.9% operating margin, resulting from the positive impact of cost reductions and improvements in price, mix and volumes.

Non-recurring charges total €632 million incurred to upgrade Group competitiveness and prepare the future

Sharp increase in net income: €885 million (3.88 euros per share)

High free cash flow generation: €1,602 million

Ramp-up of CAP 2010, our operational program to leverage growth and competitiveness

Turnover

Group turnover rose to €60,613 million, up 7.1 % on 2006.

The Automobile division recorded a turnover of €47,456 million, up 6.5%, thanks to an increase in the volume of vehicle sales and improvements in price and product mix.

Banque PSA Finance reported revenue corresponding to gross interest income of €1,999 million, up 13.5%, after a rise in new contracts and total credits outstanding.

Gefco turnover rose to €3,554 million, up 9.5 %.

Faurecia turned over €12,661 million, up 8.7 % on 2006.

Results

Group recurring operating income in 2007 amounted to €1,752 million representing a 2.9 % operating margin, compared to €1,119 million and 2% operating margin in 2006, i.e. an increase of 56.6%. The operating margin trend-shift noted in H1 was thus confirmed over the whole year. With an H2 consolidated operating margin of 3.1%, the group exceeded the objective announced in July 2007.

Most of this improvement comes from the Automobile division's €858 million operating income, or 1.8% margin, compared to €267 million and 0.6 % margin in 2006.

This tripling of income is mainly down to the first positive effects of the Cap 2010 competitiveness program: quality improvements with a drop in warranty expenses, sharp drop in fixed costs and overheads and higher productivity.

€932 million were gained through cost reductions, with business growth adding a further €355 million. These gains were offset by inflating costs (raw materials, wages, forex).

Despite a highly volatile banking environment, Banque PSA Finance's operating income increased to €608 million, up 0.7% on 2006, thanks notably to a rise in credits outstanding and well-managed risk control.

Gefco reported recurring operating income of €155 million, corresponding to a 4.4% operating margin, compared to €151 million and 4.7 % margin in 2006.

Faurecia's recurring operating income rose to €121 million, 1 % of turnover, compared to €69 million and 0.6 % margin in 2006.

Other non-recurring income and expenses represented a net expense of €632 million, compared to an €808 million net expense in 2006.
This mainly includes non-recurring write-downs of certain Automobile division assets in H1, rationalization costs and non-recurring write-downs at Faurecia and restructuring charges related to the voluntary separation scheme.

Net income attributable to Peugeot SA amounted to €885 million, compared to €183 million in 2006. EPS rose to €3.88, compared to €0.80 in 2006.

Net Financial Position

Cash flows from manufacturing and sales operations reached €3,515 million, compared to €3,011 million in 2006.

Lower working capital requirements contributed €920 million compared to €424 million the previous year.

Capital expenditure in 2007 was kept in check at €2,079 million versus €2,589 million in 2006.

The net financial position of the Group's manufacturing and sales companies at the end of December 2007 stood at €1,404 million compared to €116 million at December 31 2006.

2008 OUTLOOK

The CAP 2010 momentum will have an even greater impact in 2008, especially through the reduction of overheads, warranty expenses, manufacturing and purchasing costs and the launching of a sales and product offensive.

In Western Europe, where the business environment is likely to see a slight decline in the automotive market, the Group expects to enjoy continued commercial success with the Peugeot 207and the Citroën C4 Picasso, and see a rising demand for the Peugeot 308 and other models launched in 2007. 2008 will witness a new phase in the Group's range-rejuvenation strategy with the launching of the new Citroën C5, the extension of the 308 range, the launching of the Citroën Nemo and Peugeot Bipper and the new Citroën Berlingo and Peugeot Partner LUVs. Citroën also introduced a new organization in 2007 with Peugeot following suit at the beginning of 2008 to improve the performance of its sales teams.

In its strategic expansion regions (Eastern Europe, Mercosur, China and Russia) the Group forecasts double-digit market growth, slightly lower than 2007. Considering the extension of the Group's model-range, PSA Peugeot Citroën should continue to enjoy profitable growth.

Under these conditions, the Group maintains its sales target of between 3 550 000 and 3 650 000 vehicles and CKD units in 2008, i.e. volume growth of around 5%. This growth should be stronger in the second-half of the year, considering the new vehicle launches scheduled.

Again, under these conditions, the Group is aiming to achieve a 3.5% consolidated operational margin.

These 2008 objectives are right on track with the CAP 2010 program.

PSA PEUGEOT CITROEN

(n° vehicles)	2006	2007
Worldwide sales	3 365 922	3 428 366

CONSOLIDATED TURNOVER

(million euros)	2006	2007
Automobile	44 566	47 456
Banque PSA Finance	1 761	1 999
Gefco	3 245	3 554
Faurecia	11 649	12 661
Inter-activity eliminations and other activities	(4 627)	(5 057)
Total PSA Peugeot Citroën	56 594	60 613

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(million euros)	2006	2007
Recurring operating income	1 119	1 752
Consolidated companies pre-tax income	206	1 080
Consolidated net income	70	826
Net income, group share	183	885

FINANCING AND FINANCIAL POSITION

(million euros)	2006	2007
Cash flow*	3 011	3 515
Capital expenditure (excl. R&D)*	2 590	2 079
Net financial position*	116	1 404
Equity	14 106	14 555

* of manufacturing and sales companies

HEADCOUNT

Employees under contract (worldwide)	211 800	207 800

The 2007 consolidated accounts are available on www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN


1709 UTW 75

RECEIVED
2008 APR -2 A 7:47
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual **Results** *February 13, 2008*

AGENDA

- 2007 Highlights
- 2007 Financial Results
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- 2008 Outlook

2007: performance on track with CAP 2010 goals

- Back to significant sales and revenue growth: +7.1%
- Group operating margin at 2.9%, up 0.9 pts
- Strong year in restructuring and depreciation: €632 million
- Strong increase in net profit: €885 million (€3.88/share)
- Strong free cash flow generation*: €1,602 million
- A new organization in place: leaner, more reactive, hands-on, results-oriented, decentralized in Business Units

* Manufacturing and sales companies

Group operating margin on track to CAP 2010

As a % of sales and revenue



4.5
4.4
4.4
2.4
2.4
1.6
2.7
3.1
H1-04
H2-04
H1-05
H2-05
H1-06
H2-06
H1-07
H2-07
4.4
3.4
2.0
2.9
6.0%
5.5%
2004
2005
2006
2007
2008
2009
2010
target

PSA PEUGEOT CITROËN

AGENDA

- **2007 Highlights**
- **2007 Financial Results**
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- **2008 Outlook**

2007: PSA back to profit and growth

In million euros	2005	2006	**2007**	Change 06/05	Change 07/06
Sales and revenue	*56,267*	*56,594*	***60,613***	*+0.6%*	*+7.1%*
Recurring operating income	*1,940*	*1,119*	***1,752***	*-42.3%*	*+56.6%*
% of sales	*3.4%*	*2.0%*	*2.9%*		
Non-recurring operating income and (expenses)	*(332)*	*(808)*	***(632)***		
Net financial income (expenses)	*(78)*	*(105)*	***(40)***		
Income taxes	*(485)*	*(156)*	***(302)***		
Share in net earnings (losses) of companies at equity	*(47)*	*20*	***48***		
Consolidated profit for the year	*998*	*70*	***826***		
% of sales	*1.8%*	*0.1%*	*1.4%*		
Profit attributable to equity holders of the parent	*1,037*	*183*	***885***		
% of sales	*1.8%*	*0.3%*	*1.5%*		
Earnings per share (in euros)	*4.50*	*0.80*	*3.88*		

A strong restructuring year for Automotive


Peugeot 207 CC

In million euros	2005	2006	2007
Automotive	*(21)*	*(439)*	***(445)***
• *Restructuring costs*	*(21)*	*(245)*	***(229)***
• *Impairment losses*	-	*(194)*	***(216)***
Faurecia	*(318)*	*(403)*	***(226)***
• *Restructuring costs*	*(138)*	*(169)*	***(105)***
• *Impairment losses**	*(180)*	*(234)*	***(121)***
Others	*(1)*	*(56)*	***(58)***
• *Restructuring costs*	*(1)*	*(15)*	***(46)***
• *Impairment losses*	-	*(41)*	***(12)***
Sub-total	*(340)*	*(898)*	***(729)***
• *Restructuring costs*	*(160)*	*(429)*	***(380)***
• *Impairment losses**	*(180)*	*(469)*	***(349)***
Net gains on property disposals	*6*	*93*	***95***
Others	*2*	*(3)*	***2***
Total	***(332)***	***(808)***	***(632)***

* Including other liabilities

Strong free cash flow generation

In million euros – Manufacturing and sales companies



381
Cash flow
+3,011
Change in WCR
+424
Capitalized R&D
-882
Capex (excl. R&D)
-2,590
Net dividends
-154
Others
-74
116
Cash flow
+3,515
Change in WCR
+920
Capitalized R&D
-754
Capex (excl. R&D)
-2,079
Net dividends
-163
Others
-152
1,404
Net financial position (Dec. 31, 2005)
-265
Net financial position (Dec. 31, 2006)
+1,288
Net financial position (Dec. 31, 2007)
Free cash flow: -37
Free cash flow: +1,602

Recurring operating income

In million euros – As a % of sales and revenue	2005	2006	**2007**	Change 06/05	Change 07/06
Automotive	*916*	*267*	***858***	*-70.9%*	*+221.3%*
In %	*2.0%*	*0.6%*	***1.8%***		
Faurecia	*267*	*69*	***121***	*-74.2%*	*+75.4%*
In %	*2.4%*	*0.6%*	***1.0%***		
Gefco	*145*	*151*	***155***	*+4.1%*	*+2.6%*
In %	*4.8%*	*4.7%*	***4.4%***		
Banque PSA Finance	*607*	*604*	***608***	*-0.5%*	*+0.7%*
Other businesses and eliminations	*5*	*28*	***10***	-	
PSA Peugeot Citroën	***1,940***	***1,119***	***1,752***	***-42.3%***	***+56.6%***
In %	***3.4%***	***2.0%***	***2.9%***		

Faurecia: first step to recovery



In million euros	2005	2006	**2007**	Change 06/05	Change 07/06
Sales and revenue	*10,978*	*11,649*	***12,661***	*+6.1%*	*+8.7%*
Recurring operating income	*267*	*69*	***121***	*-74.2%*	*+75.4%*
% of sales	*2.4%*	*0.6%*	*1.0%*		
Non-recurring operating income and (expenses)	*(315)*	*(386)*	***(226)***		
Operating income	*(48)*	*(317)*	***(105)***		
Net financial income (expenses)	*(78)*	*(90)*	***(115)***		
Income Taxes	*(53)*	*(35)*	***(13)***		
Share in net earnings (losses) of companies at equity	*6*	*4*	***2***		
Consolidated profit (loss) for the year	*(173)*	*(438)*	***(231)***		
% of sales	*-1.6%*	*-3.8%*	*-1.8%*		
Free cash flow	*(54)*	*(139)*	***28***		
Net financial position	*(1,737)*	*(1,862)*	***(1,844)***		

Gefco: profitable growth while restructuring



In million euros	2005	2006	**2007**	Change 06/05	Change 07/06
Sales and revenue	*3,000*	*3,245*	***3,554***	*+8.2%*	*+9.5%*
› *PSA Peugeot Citroën*	*1,843*	*1,973*	***2,151***	*+7.1%*	*+9.0%*
› *Third Parties*	*1,157*	*1,272*	***1,403***	*+9.9%*	*+10.3%*
Recurring operating income	*145*	*151*	***155***	*+4.1%*	*+2.6%*
% of sales	*4.8%*	*4.7%*	*4.4%*		
Non-recurring operating income and (expenses)	*3*	*3*	***(42)***		
Operating income	*148*	*154*	*113*		

Banque PSA Finance: back to growth in a challenging environment



	2005	2006	**2007**	Change 06/05	Change 07/06
Net banking revenue	*€933 mn*	*€962 mn*	***€981 mn***	+3.1%	+2.0%
Sales and revenue	*€1,656 mn*	*€1,761 mn*	***€1,999 mn***	+6.3%	+13.5%
Total outstanding loans (end of period)	*€22.4 bn*	*€22.9 bn*	***€23.5 bn***	+2.4%	+2.4%
Number of new contracts (lease and financing)	*848,300*	*819,100*	***851,000***	-3.4%	+3.9%
Penetration rate	*27.1%*	*26.1%*	***26.1%***	-	-
Recurring operating income	*€607 mn*	*€604 mn*	***€608 mn***	-0.5%	+0.7%

Automotive: return to growth and profitability


Citroën C4 Picasso

In million euros	2005	2006	**2007**	Change 06/05	Change 07/06
Sales and revenue	*45,071*	*44,566*	***47,456***	*-1.1%*	*+6.5%*
Recurring operating income	*916*	*267*	***858***	*-70.9%*	*+221.3%*
% of sales	*2.0%*	*0.6%*	*1.8%*		
Non-recurring operating income and (expenses)	*(22)*	*(375)*	***(348)***		
• o/w restructuring costs & impairment losses	*(22)*	*(439)*	***(445)***		
• o/w others	-	*64*	***97***		
Operating income	*894*	*(108)*	***510***		

	H1-06	H2-06	**H1-07**	**H2-07**	Change H1-07/ H1-06	Change H2-07/ H2-06
Sales and revenue	*22,987*	*21,579*	***24,169***	***23,287***	*+5.1%*	*+7.9%*
Recurring operating income	*227*	*40*	***400***	***458***	*+76.2%*	*+1,045%*
% of sales	*1.0%*	*0.2%*	***1.7%***	***2.0%***		

AGENDA

- **2007 Highlights**
- **2007 Financial Results**
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- **2008 Outlook**

AGENDA

- 2007 Highlights
- 2007 Financial Results
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- 2008 Outlook

Improvement in product quality

Number of touch-ups per vehicle





Basis 100 (2007)
100
93
84
72
59
63
59
57
57
48
41
36
January
Feb.
March
April
May
June
July
August
Sept.
Oct.
Nov.
Dec.
2010 target
20

Warranty expenses: down 20% in one year

Warranty expenses trend
Basis 100



95.9
96.6
100.0
80.8
CAP 2010 target
50.0
2004
2005
2006
2007
2008
2009
2010
target

Europe industrial layout: 13% of production in low-cost countries

In units



391,000
203,000
Czech Republic
255,000
10,000
Turkey
193,000
178,000
Slovakia
82,000
9,000
69,000
5, 000
16,000
16,000
13,000
2004
2005
2006
2007

	2004	2005	2006	2007
% of total European production	**1%**	**3%**	**9%**	**13%**

Raw materials significant impact

Automotive division, YoY raw materials impact

In million euros



0
-50
-100
-150
-200
-250
-300
-350
-400
-450
-500
-16
-117
-340
-424
-285
2003
2004
2005
2006
2007

PSA PEUGEOT CITROËN

Automotive division productivity up 8.8%

*Automotive division sales and revenue**
(in million euros)



* IFRS from 2004
43,951
43,684
45,239
45,071
44,566
47,456
+6.5%
2002
2003
2004
2005
2006
2007

Automotive division workforce
(end of period - in number of people)



133,300
134,700
139,000
139,500
139,600
134,100
-4.0%
2002
2003
2004
2005
2006
2007

Sales and revenue per employee (average workforce)
(Automotive division - in thousand euros)



334
325
331
323
319
347
2002
2003
2004
2005
2006
2007

PSA PEUGEOT CITROËN

Productivity

Group workforce change in France

In number of people



121,940
Voluntary separation
-4,292
Natural wastage
-2,563
-1,374
113,711
Automotive division
Non Automotive division
Dec. 31, 2006
-8,229 people in France
Dec. 31, 2007

Group workforce decrease in Western Europe: -10,258 people

AGENDA

- **2007 Highlights**
- **2007 Financial Results**
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- **2008 Outlook**

Automotive: back to growth in Western Europe, strong growth in priority regions

Assembled vehicles and CKD units

In thousand units	2005	Change 05/04	2006	Change 06/05	2007	Change 07/06	CAP 2010 Goals 2006-2010
Western Europe (18)	2,360	-2.7%	2,296	-2.7%	2,324	+1.2%	up 300,000 units
Eastern Europe*	111	-12.8%	115	+3.6%	132	+15.6%	
Russia	17	+12.7%	29	+75.5%	37	+26.3%	up 400,000 units
Mercosur**	134	+34.3%	166	+23.2%	216	+29.8%	
China	141	+57.2%	203	+44.0%	209	+3.1%	
Rest of the World	311	-0.1%	306	-1.6%	315	+2.9%	
Total assembled vehicles	**3,075**	**+0.2%**	**3,115**	**+1.3%**	**3,233**	**+3.8%**	**+ 118**
Total CKD	315	+2.6%	251	**-20.3%**	195	**-22.5%**	
TOTAL AV + CKD units	**3,390**	**+0.4%**	**3,366**	**-0.7%**	**3,428**	**+1.9%**	

* Croatia, Hungary, Poland, Czech Republic, Slovakia, Slovenia, Lithuania, Latvia, Estonia, Cyprus, Malta
** Brazil, Argentina

A 6.1% new car sales growth driven by volume, product mix and price

In million euros



33,903
Volume
-0.7%
Product mix
-1.5%
Country mix
-0.5%
Price
+1.2%
Others (inc. CKD)
-1.2%
-2.7%
32,978
Volume
+3.8%
Product mix
+2.9%
Country mix
-0.8%
Price
+1.2%
Others (inc. CKD)*
-1.0%
+6.1%
35,003
2005
New car sales
2006
New car sales
2007
New car sales

* Excluding DPCA

▷▶▶ 207 + 206 leader in the B segment in Europe

206 + 207 market share in its segment – Europe 18 countries



In %
9.5
11.3
2006
2007



Peugeot 207 SW



207 CC

Worldwide sales



In thousand units
+6.8%
776
475
301
828
308
520
Peugeot 206
Peugeot 207
2006
2007

Picasso leader in the compact MPVs segment in Europe

Xsara Picasso + C4 Picasso market share in its segment – Europe 18 countries



In %
12.9
20.0
2006
2007



Citroën Grand C4 Picasso

Worldwide sales



In thousand units
+55.4%
207
183
24
322
119
203
Citroën Xsara Picasso
Citroën C4 Picasso
2006
2007



Citroën C4 Picasso

PSA leader in light commercial vehicles in Europe

Market share Europe 18 countries

Light commercial vehicles (in %)


18.8
18.7
2006
2007


Peugeot Expert Tepee

Worldwide sales (PC + LCVs)

In thousand units


+8.8%
499
543
89
113
Boxer/Jumper
67
82
Expert/Jumpy
343
348
Partner/Berlingo
2006
2007


Citroën Jumpy

AGENDA

- **2007 Highlights**
- **2007 Financial Results**
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- **2008 Outlook**

Mercosur: first year of profitability in the Automotive division


Citroën C4 Pallas


Unit sales
+29.8%
240,000
200,000
160,000
120,000
80,000
40,000
0
134,700
166,500
216,000
2005
2006
2007


Capacity utilization
In %
120
100
80
60
40
20
0
16h/day
x 235 days/year
= 3,760h/year
37
57
58
80
90
105
2002
2003
2004
2005
2006
2007


Automobile division recurring operating income
In million euros
20
0
-20
-40
-60
-80
-100
-120
- 110
- 19
20
2005
2006
2007

China: a difficult year


Unit sales
+3.1%
250,000
200,000
150,000
100,000
50,000
0
141,000
202,500
208,900
2005
2006
2007


DPCA recurring operating income
In million euros
120
80
40
0
-40
-80
-54
84
45
2005
2006
2007


Peugeot 307 Sedan

Russia


Peugeot 207


Citroën C4

- Decree 166 signed in June 2007 allows lower tax rates on imported components
- 37,200 units sold in 2007 (+26.3%)
- New plant in the city of Kaluga to come on stream in 2010
- Production capacity: 150,000 units in 2010, 300,000 eventually
- Models produced: vehicles in the midsize segment, mainly dedicated to the Russian market
- Total investment: €300 million


250 km
Saint-Pétersbourg
RUSSIE
Moscou
Kaluga
PSA PEUGEOT CITROËN

PSA PEUGEOT CITROËN

Automotive recurring operating income driven by CAP 2010 actions

In million euros


267
+197
Europe and overseas
+158
Mercosur and other BUs
+275
Warranty, general expenses, fixed costs
+657
Production & procurement
-285
Raw materials
-250
Payroll
-93
R&D
-68
Currency and others
858
2006 Recurring operating income
+355 Growth
+932 Competitiveness
-696 Inflation
2007 Recurring operating income

PSA PEUGEOT CITROËN

Automotive recurring operating income driven by CAP 2010 actions

In million euros


September 4, 2007 reminder
CAP 2010 Cost reductions
+170%
-120%
Inflation
100 %
CAP 2010 Development
+50%
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
CAP 2010 Competitiveness
+160%= +932
-120%= -696
858
CAP 2010 Growth
Inflation and R&D
100%= +591
+60%= +355
267
2006 Recurring operating income
2007 Recurring operating income

PSA PEUGEOT CITROËN

AGENDA

- **2007 Highlights**
- **2007 Financial Results**
- CAP 2010
  - Competitiveness
  - Sales and products dynamic
  - International
- **2008 Outlook**

CAP 2010 road-map

2007	2008	2009-2010

- Price and mix management
- Warranty costs
- Convergence/lean manufacturing
- Overhead/Headcount reduction

- LCVs market offensive
- Lean "everywhere"
- Entry level models in Mercosur and China
- Global sourcing
- Environmental leadership

- Corporate market offensive
- Logistics
- Technical economies in purchasing
- All the future vehicles under the new scheme of development
- Competitive premium models

Peugeot 308





- ***Golden Steering Wheel*** in Germany
- ***2008 target***: 350,000 units sold


Worldwide sales (hatchback version)
In thousand units
+21.1%
281
281
341
258
83
Peugeot 307
Peugeot 308
2006
2007

2008 product range enriched with C&D segment new models

New Citroën C5 (hatchback & station wagon)

- Production: Rennes (France)
- Full-year target: 150,000 units
- Market launch: First half 2008





Peugeot 308 SW

- Production: Sochaux (France)
- Unveiled on February 18, 2008
- Market launch: Spring 2008



The largest light commercial vehicles product range



New Berlingo/Partner
3.3 m³
625/850 kg
Market launch: first quarter 2008

Jumper/Boxer	Jumpy/Expert	Berlingo First/ Partner Origin	Nemo/Bipper
8-17 m³	5-7 m³	3 m³	2.5 m³
1,000/2,000kg	1,000/1,200 kg	600/800 kg	610 kg
Market launch: June 2006	**Market launch: January 2007**	**Market launch: 1996**	**Market launch: first quarter 2008**

International: 10 launches scheduled in 2008

- 5 launches in Mercosur
- 5 launches in China

Sharp reduction in the average age of passenger cars line-up



Age in years (weighted by sales volumes)
5.0
4.5
4.0
3.5
3.0
2.5
3.7
4.0
4.3
4.6
4.5
4.0
3.2
2002
2003
2004
2005
2006
2007
2008 target
2010 target

Strong improvement in residual values

(for a comparable version)

Trend (in %)	207 vs 206	308 vs 307	C4 Picasso vs Xsara Picasso	New C5 vs C5
Residual value (in % of selling price)	+4.0pts	+3.5pts	+10.0pts	+10.0pts

Environmental leadership in Europe

- 1 million vehicles sold < 140g CO_2/km for the second year in a row
- Of which 750,000 emitting < 130g CO_2/km



130
>26%
PSA market share in Europe

- Available vehicles emitting less than 130g CO_2 in each A, B and C segments



PSA PEUGEOT CITROËN

Environmental competitive advantage in France

A major advantage in light of French incentives


60
100
120
130
160
165
200
250
g CO2/km
- 1,000
- 700
- 200
0
+ 200
+ 750
+ 1,600
+2,600
bonus/tax in € (-)/(+)

PSA market share in the segment (in %)


42
44
30
6
21
10
100-120
120-130
130-160
160-165
165-200
200-250
g CO2/km

% of PSA registrations


28
15
45
1
10
1
100-120
120-130
130-160
160-165
165-200
200-250
g CO2/km

2008 guidelines

Group operating margin (as a % of sales and revenue)



4.4
3.5
2.0
2.9
3.5%
6.0%
5.5%
2004
2005
2006
2007
2008 target
2009
2010 target

Appendices

Sales and revenue

In million euros	2005	2006	**2007**	Change 06/05	Change 07/06
Automotive	*45,071*	*44,566*	***47,456***	*-1.1%*	*+6.5%*
Faurecia	*10,978*	*11,649*	***12,661***	*+6.1%*	*+8.7%*
Gefco	*3,000*	*3,245*	***3,554***	*+8.2%*	*+9.5%*
Banque PSA Finance	*1,656*	*1,761*	***1,999***	*+6.3%*	*+13.5%*
Other businesses and intra-company eliminations	*(4,438)*	*(4,627)*	***(5,057)***	-	-
PSA Peugeot Citroën	***56,267***	***56,594***	***60,613***	***+0.6%***	***+7.1%***

Sales and revenue

(net of intra-company sales)

In million euros	2005	2006	**2007**
Automotive	*44,940*	*44,444*	***47,408***
Faurecia	*8,510*	*9,199*	***10,028***
Gefco	*1,157*	*1,272*	***1,403***
Banque PSA Finance	*1,380*	*1,396*	***1,544***
Other businesses	*280*	*283*	***230***
PSA Peugeot Citroën	***56,267***	***56,594***	***60,613***

Banque PSA Finance: profit growth driven by new contracts, services and tight cost control



In million euros
607
Volume
+49
Margin
-22
Cost of risk
-15
Operating expenses
-17
Others
+2
604
Volume
+32
Margin
-2
Cost of risk
-11
Operating expenses
-6
Fair value
-9
608
2005
Recurring operating income
2006
Recurring operating income
2007
Recurring operating income

PSA PEUGEOT CITROËN

Starting discipline in inventory management

In units	Dec. 31, 2005	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	June 30, 2007	Sept. 30, 2007	**Dec. 31, 2007**
Manufacturer inventory	250,000	254,000	251,000	228,000	267,000	229,000	**215,000**
Proprietary dealership inventory	55,000	61,000	58,000	59,000	62,000	57,000	**60,000**
Group inventory	**305,000**	**315,000**	**309,000**	**287,000**	**329,000**	**286,000**	**275,000**
*Independant dealership inventory**	339,000	326,000	269,000	333,000	290,000	280,000	**329,000**
Total	**644,000**	**641,000**	**578,000**	**620,000**	**619,000**	**566,000**	**604,000**

* Change in perimeter: from the beginning of 2007, addition of independent dealership inventories from overseas countries not included in previous years. Figures have been updated from December 31, 2005

Voluntary separation plan ahead of target

In number of people (Automotive division France)



1,800
2,054
3,000
4,163
4,800
6,217
Operators
Managers & Employees
Total
Target
Achievement

Voluntary separation *(already gone in 2007)*	***2007 natural wastage***	***Total job cuts at December 31, 2007***
4,292	***2,563***	***6,855***

Increase in capacity utilization in Western Europe just taken off



In %


16h/day
x 235 days/year
= 3,760h/year
140
120
100
80
60
40
20
0
103
112
116
114
112
102
92
93
102
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
target

END